金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited


GOLD
PEAK

May 19, 2005

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth
Washingt
U.S.A.



EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Notice of a Director's Interest and Change of his Interest in GP Industries Limited	April 6, 2005
Overseas Regulatory Announcement – Notice of a Director's Interest and Change of his Interest in GP Industries Limited	April 6, 2005
Overseas Regulatory Announcement – Notice of a Director's Interest and Change of his Interest in GP Industries Limited	April 8, 2005
Overseas Regulatory Announcement – Notice of a Director's Interest and Change of his Interest in CIH Limited	April 14, 2005
Overseas Regulatory Announcement – Notice of a Director's Interest and Change of his Interest in CIH Limited	April 15, 2005
Overseas Regulatory Announcement – Report of persons occupying managerial positions who are related to a Director, CEO or Substantial Shareholder of GP Industries Limited for financial year ended March 31, 2005	April 20, 2005
Announcement of Further Delay in Despatch of Circular of the Company	April 20, 2005

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

Overseas Regulatory Announcement – Increase in Equity Interest in two Associated Companies to become wholly-owned Subsidiaries of CIH Limited	April 22, 2005
Overseas Regulatory Announcement – Report of persons occupying managerial positions who are related to a Director, CEO or Substantial Shareholder for year ended March 31, 2005 of CIH Limited	April 22, 2005
Overseas Regulatory Announcement – Change in Name of Subsidiary of CIH Limited	April 25, 2005
Overseas Regulatory Announcement – SGD200,000,000 Medium Term Note Programme Quarterly Report of GP Industries Limited for financial year ended March 31, 2005	April 26, 2005
Form SC1 – Return of Allotments of the Company	April 27, 2005
Announcement of Resignation of Independent Non-Executive Director of the Company	April 28, 2005
Announcement of Notice of Extraordinary General Meeting of the Company	May 5, 2005
Circular of Major and Connected Transaction of the Company	May 5, 2005
Form SC1 – Return of Allotments of the Company	May 5, 2005
Form D2A – Notification of Change of Secretary and Director of the Company	May 10, 2005
Overseas Regulatory Announcement - Notice of a Director's Interest and Change of his Interest in CIH Limited	May 13, 2005

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED



Wong Man Kit
Deputy General Manager

Encl.

Exemption# 82-3604

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *	
* Asterisks denote mandatory information	
Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	06-Apr-2005 17:07:35
Announcement No.	00032

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 06-04-2005
2. Name of Director * — Lim Hock Beng
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 06-04-2005
2. Name of Registered Holder — Lim Hock Beng
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Exercise of options.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	50,000
As a percentage of issued share capital	0.011 %
No. of Shares which are subject of this notice	100,000
As a percentage of issued share capital	0.022 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.62
No. of Shares held after the change	150,000
As a percentage of issued share capital	0.033 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	50,000	0
As a percentage of issued share capital	0.011 %	0 %
No. of shares held after the change	150,000	0
As a percentage of issued share capital	0.033 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	06-Apr-2005 17:05:46
Announcement No.	00030

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	06-04-2005
2.	Name of Director *	Lim Hock Beng

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	06-04-2005
2.	Name of Registered Holder	Lim Hock Beng
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Exercise of options.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	50,000
As a percentage of issued share capital	0.011 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.456
No. of Shares held after the change	50,000
As a percentage of issued share capital	0.011 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	50,000	0
As a percentage of issued share capital	0.011 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	08-Apr-2005 17:33:05
Announcement No.	00079

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 08-04-2005
2. Name of Director * — Lim Ah Doo
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 08-04-2005
2. Name of Registered Holder — Lim Ah Doo
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Exercise of options.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	70,000
As a percentage of issued share capital	0.015 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.456
No. of Shares held after the change	70,000
As a percentage of issued share capital	0.015 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	70,000	0
As a percentage of issued share capital	0.015 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	14-Apr-2005 17:30:17
Announcement No.	00055

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	14-04-2005
2.	Name of Director *	Edmund Cheng Wai Wing

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	14-04-2005
2.	Name of Registered Holder	Edmund Cheng Wai Wing
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	50,000
As a percentage of issued share capital	0.0392 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.25
No. of Shares held after the change	50,000
As a percentage of issued share capital	0.0392 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	50,000	0
As a percentage of issued share capital	0.0392 %	0 %

Footnotes

(1) The percentage of issued share capital after the change is based on 127,648,618 shares as at 14 April 2005.

(2) No. of outstanding options: NIL

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	15-Apr-2005 17:10:56
Announcement No.	00021

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	15-04-2005
2.	Name of Director *	Chua Yong Hai

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	15-04-2005
2.	Name of Registered Holder	Chua Yong Hai
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	50,000
As a percentage of issued share capital	0.0392 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.25
No. of Shares held after the change	50,000
As a percentage of issued share capital	0.0392 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	50,000	0
As a percentage of issued share capital	0.0392 %	0 %

Footnotes

(1) The percentage of issued capital after the change is based on 127,698,618 shares as at 15 April 2005.

(2) No. of outstanding options: NIL

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Report of Persons Occupying Managerial Positions Who Are Related To A Director, CEO or Substantial Shareholder
* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	20-Apr-2005 17:07:41
Announcement No.	00016

>> Announcement Details
The details of the announcement start here ...

For the Financial Year Ended *	31-03-2005

Footnotes	Pursuant to Rule 704 (11) of the Listing Manual, we confirm that there are no persons occupying managerial positions who are relatives of a director or chief executive officer or substantial shareholder of the Company.
Attachments:	Total size = ***0*** (2048K size limit recommended)

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Thursday, April 21, 2005 The Standard

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited


GOLD
PEAK

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

ANNOUNCEMENT
FURTHER DELAY IN DESPATCH OF CIRCULAR

The Company has applied to the Stock Exchange for a further extension of the deadline for despatch of the Circular from April 21, 2005 to May 5, 2005.

Reference is made to the announcement made by the Company dated March 9, 2005 regarding the major and connected transaction of the Company and the announcement made by the Company dated March 29, 2005 (the "Delay Announcement"). Terms used in this announcement shall have the same meanings as defined in the Delay Announcement unless the context requires otherwise.

Reference is made to the Delay Announcement in which it was mentioned that the Company had applied to the Stock Exchange for a waiver of strict compliance with Rules 14.38 and 14A.49 of the Listing Rules and an extension of the deadline for despatch of the Circular from March 31, 2005 to April 21, 2005. On March 30, 2005, the Stock Exchange granted such waiver on the condition that the Company would despatch the Circular on or before April 21, 2005. Additional time is required by the Company to obtain and compile further information regarding Gerard Corporation, which is a company incorporated in Australia and where 21% of its interest is the subject matter of the Transaction, to meet the disclosure requirements required by the Listing Rules to be included in the Circular. Accordingly, there is a further delay in the despatch of the Circular. In view of the additional time required, the Company has applied to the Stock Exchange for a waiver of strict compliance with Rules 14.38 and 14A.49 of the Listing Rules and a further extension of the deadline for despatch of the Circular from April 21, 2005 to May 5, 2005.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, April 20, 2005

As at the date of this announcement, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director and Mr. John LO Siew Kiong, Mr. LUI Ming Wah and Mr. Frank CHAN Chi Chung as Independent Non-Executive Directors.

www.goldpeak.com

|C|I|H| Ltd

CIH Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No.199106357H

INCREASE IN EQUITY INTEREST IN TWO ASSOCIATED COMPANIES TO BECOME WHOLLY-OWNED SUBSIDIARIES

The Board of Directors of CIH Limited ("CIHL" or the "Company") is pleased to announce that one of its wholly owned subsidiaries, Bowden Switchgear (Hong Kong) Limited, has increased its equity interests in two associated companies as follows:

(a) Increase in equity interest from 47.5% to 100%

Name of company	:	GE Bowden China Co., Ltd
Country of incorporation and operation	:	China
Issued and paid up capital	:	US$3.1 million
Purchase consideration	:	HK$25.4 million (approximately S$5.4 million) negotiated on willing buyer willing seller basis
Share of net assets acquired	:	HK$27.9 million (approximately S$5.9 million)
Principal activities	:	Manufacturing and trading of electrical and electronic products

(b) Increase in equity interest from 50% to 100%

Name of company	:	GE Bowden (Hong Kong) Ltd
Country of incorporation and operation	:	Hong Kong
Issued and paid up capital	:	HK$10,000
Purchase consideration	:	HK$2.4 million (approximately S$0.50 million) negotiated on willing buyer willing seller basis
Share of net assets acquired	:	HK$1.6 million (approximately S$0.34 million)
Principal activities	:	Trading of electrical and electronic products

The increase in equity interests will enable the Company to exercise full control over the operations of these two companies. The above transactions were funded through internal resources and is not expected to have any material impact on the earnings per share and net tangible assets per share of the CIHL group for the current financial year.

None of the directors or controlling shareholders of the Company has any interest, direct or indirect, in the above transactions.

Submitted by Caroline Yeo, Company Secretary on 22/4/05 to the SGX

Note: An exchange rate of S$1 = HK$4.7259 is used in this announcement

Exemption# 82-3604


CIH Ltd

CIH Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No.199106357H

ANNOUNCEMENT PURSUANT TO RULE 704(11) OF THE LISTING MANUAL

The Board of Directors of CIH Limited ("the Company") would like to advise that no person occupying managerial positions in the Company or any of its principal subsidiaries during the financial period ended 31 March 2005 is related to a director or chief executive officer or substantial shareholder of the Company.

Submitted by Ms Caroline Yeo, Company Secretary on 22/4/05 to the SGX

Exemption# 82-3604

|C|I|H| Ltd

CIH Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No.199106357H

CHANGE IN NAME OF A SUBSIDIARY

The Board of Directors of CIH Limited is pleased to announce that the name of a 90% owned subsidiary, Pierlite Lighting (China) Limited, has been changed to GP Lighting Technology (Huizhou) Limited.

By Order of the Board

Yeo Poh Noi Caroline
Company Secretary

25 April 2005

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

25 April 2005

HSBC Trustee (Singapore) Limited
21 Collyer Quay #18-00
HSBC Building
Singapore 049320

Attn: Ms Lim Wan Peng
Executive Director, Client Services

Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Mr James Kho

Dear Sirs,

GP Industries Limited
SGD200,000,000 Medium Term Note Programme (the "Programme")
Quarterly Report for the period ended 31 March 2005

Pursuant to the Trust Deed dated 11 April 2001 (the "Trust Deed"), GP Industries Limited, the Issuer, hereby confirms that for the quarterly period ended 31 March 2005:

(a) the limitation on the amount that the Issuer may borrow as provided in the Trust Deed have not been exceeded;

(b) the Issuer have observed and performed all the covenants and obligations binding on it by or pursuant to the Trust Deed or the Notes issued pursuant to the Programme (the "Notes");

(c) no event has happened which has caused or could cause the Notes to become due and repayable;

(d) no material trading or capital loss has been sustained by the Issuer;

(e) no circumstances materially affecting the Group (as defined in the Trust Deed) have occurred which adversely affect the Notes;

(f) no contingent liabilities have been incurred by the Issuer and no contingent liability has matured or is likely to mature within the succeeding 12 months which will materially affect the Issuer in its ability to repay the Notes;

(g) there has been no change in any accounting method or methods of valuation of assets or liabilities of the Issuer;

(h) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer misleading or inappropriate;

(i) no substantial change has taken place in the nature of the business of the Issuer since the first issue of the Notes; and

(j) (aa) *During the three months ended* 31 *March 2005, the Issuer has not deposited* money with or lent money to or assumed any liability of a corporation which pursuant to Section 6 of the Companies Act is deemed to be related to the Issuer (the "related corporations").

(bb) As at 31 March 2005, the total amounts owing by the related corporations to the Issuer in respect of the money deposited or loaned is S$23,518,000 equivalent (unsecured), being loans to the Subsidiaries (as defined in the Trust Deed) of the Issuer.

Yours faithfully,

For and on behalf of
GP Industries Limited

Leung Pak Chuen
Director

Wong Wai Kan
Director



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	由 From			至 To	
26	04	2005			
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HKD	1,387,500
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	2,525,250

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	274,017,533.50

(註 Note 3) **提交人的資料 Presentor's Reference**

Gold Peak Industries (Holdings) Limited
8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

電話 Tel: 2427 1133 傳真 Fax: 2401 0549

電郵地址 E-mail Address:

檔號 Reference:

請勿填

Your Receipt
Companies Registry
H.K.

27/04/2005 11:00:50
Submission No.: 226004838
CR NO.: 0054055
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$2,526.00

Paid By

Receipt No.	Method	Amount(HKD)
262260006775	Chq	$2,526.00

Total Paid $2,526.00

表格 Form **SC1**

公司編號 Company Number

54055

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	2,775,000	0.50	1.41	Nil	0.91	2,525,250

(註 Note 9)
B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Nil						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

54055

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class Ordinary	類別 Class
Lo Chung Wing, Victor	House 22, Bella Vista Silver Terrace Road, DD229 Lot 232, Silverstrand Beach Clearwater Bay, Kowloon	1,250,000	
Lo Chung Ping, Kevin	G/F., Flat E, 68A MacDonnell Road Hong Kong	625,000	
Lo Chung Wai, Paul	19 Kent Road, Kowloon Tong Kowloon	625,000	
Wong Yuk Wan	Block 1, 5B, Lyttelton Garden 29 Lyttelton Road, Hong Kong	25,000	
Leung Pui Yuk	Flat A, 32/F., Block 9, Phase 3 Sea Crest Villa, N.T.	100,000	
Wong Man Kit	Flat D, 16th Floor, Block 2 Tsui Chuk Garden, Kowloon	150,000	
	各類別股份分配的總數 Total Shares Allotted by Class	2,775,000	

簽署 Signed :



姓名 Name : Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date : 27/04/2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

SCMP April 29, 2005

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited


GOLD
PEAK

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of Gold Peak Industries (Holdings) Limited (the "Company") would like to announce that Mr. John LO Siew Kiong ("Mr. Lo") will resign as an Independent Non-Executive Director of the Company with effect from May 1, 2005 due to personal reasons. Mr. Lo will also cease to be a member of the audit committee of the Company.

Mr. Lo has confirmed that he has no disagreement with the Board and there is nothing that needs to be brought to the attention to the shareholders of the Company in relation to his resignation. The Board would like to take this opportunity to thank Mr. Lo for the valuable contributions he has made to the Company.

As it takes time to identify a suitable person for the outstanding position, following the resignation of Mr. Lo, the Company will only have two Independent Non-Executive Directors and the audit committee of the Company will consist of only two members. As a result, the requirements relating to the number of Independent Non-Executive Directors under rule 3.10(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and relating to the number of members of the audit committee under rule 3.21 of the Listing Rules have not been met by the Company.

In order to meet the requirements relating to the number of Independent Non-Executive Directors and the audit committee under the Listing Rules, the Board has commenced the process of identifying a suitable person to be an Independent Non-Executive Director and a member of the audit committee of the Company and will make every effort to ensure that such person be appointed as soon as possible. Further announcement will be made by the Company upon the appointment of the additional Independent Non-Executive Director and the additional member of the audit committee becoming effective.

As at the date of this announcement, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director and Mr. John LO Siew Kiong, Mr. LUI Ming Wah and Mr. Frank CHAN Chi Chung as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, April 28, 2005

www.goldpeak.com

The Standard May 5, 2005


GOLD
PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "EGM") of Gold Peak Industries (Holdings) Limited (the "Company") will be held at Salon 1-3, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong at 11:30 a.m. on May 20, 2005 for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT:-

(a) the terms and conditions of the three share purchase agreements (the "Share Purchase Agreements") all dated March 7, 2005 entered into between Tarway Two Pty Ltd ("Tarway Two") as vendor and each of Gerard Products Pty Ltd, Gerard Plastics Pty Ltd and Mr. Robert Geoffrey GERARD (together, the "Purchasers") as respective purchasers (copies of which have been produced to the EGM and marked "A" and initialed by any one director of the Company for the purpose of identification) and the loan agreement (the "Loan Agreement") dated March 7, 2005 entered into between Tarway Two and the Purchasers in relation to the loan repayment by the Purchasers to Tarway Two (a copy of which has been produced to the EGM and marked "B" and initialed by any one director of the Company for the purpose of identification) be and are hereby approved, ratified and confirmed;

(b) all transactions contemplated under the Share Purchase Agreements and the Loan Agreement and the implementation thereof be and are hereby approved, ratified and confirmed; and

(c) any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents, instruments and to do all such acts or things as that director may in his absolute discretion deem appropriate to give effect to the Share Purchase Agreements, the Loan Agreement and the transactions contemplated therein."

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, May 5, 2005

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

www.goldpeak.com

Notes:

1. A form of proxy for use at the EGM is enclosed.

2. Any member entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy needs not be a member of the Company.

3. Where there are joint registered holders of any share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the EGM personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

4. The form of proxy and the power of attorney, if any, under which it is signed or a notarially certified copy of such power of attorney must be deposited at the registered office of the Company at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting (as the case may be) and in default, the proxy shall not be treated as valid. Completion and return of the form of proxy shall not preclude members from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

5. In accordance with Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), each of Gerard Products Pty Ltd, Gerard Plastics Pty Ltd and Mr. Robert Geoffrey GERARD and their respective associates (as defined in the Listing Rules) are required to abstain from voting on the above resolution.

6. The ordinary resolution as set out above will be determined by way of a poll.

7. As at the date of this notice, the Board consists of Mr. Victor LO Chung Wing *(Chairman & Chief Executive)*, Mr. Andrew NG Sung On *(Vice Chairman)*, Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director and Mr. LUI Ming Wah and Mr. Frank CHAN Chi Chung as Independent Non-Executive Directors.

7

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

Exemption# 82-3604

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number

54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

由 From

日 DD	月 MM	年 YYYY
03	05	2005

至 To

日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	500,000
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	910,000

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	274,517,533.50

(註 Note 3) 提交人的資料 Presentor's Reference

Gold Peak Industries (Holdings) Limited
8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

電話 Tel: 2427 1133 傳真 Fax: 2401 0549

電郵地址 E-mail Address:

檔號 Reference:

請勿填

Your Receipt
Companies Registry
H.K.

05/05/2005 11:58:22
Submission No.: 233006280
CR NO.: 0054055
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$910.00

Paid By

Receipt No.	Method	Amount(HKD)
332330008092	Chq	$910.00
Total Paid		$910.00

表格 Form **SC1**

公司編號 Company Number: 54055

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	1,000,000	0.50	1.41	Nil	0.91	910,000

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Nil						

(註 Note 10) **分配上述(B)項股份的代價**
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

54055

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class Ordinary	類別 Class
Ng Sung On, Andrew	12 Cooper Road Jardine's Lookout, Hong Kong	1,000,000	
	各類別股份分配的總數 Total Shares Allotted by Class	1,000,000	

簽署 Signed：

姓名 Name：Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date：05/05/2005

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任) COPY
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes
- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 54055

Exemption# 82-3604

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 **Capacity**: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to:

個人秘書／董事的姓名 **Name of Individual Secretary／Director**

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
羅肇強	Lo	Siew Kiong John

(註 Note 8) 身份證明 **Identification**

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
D399792(9)	

或 **OR**

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 **Reason for Cessation**: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 **Date of Cessation**

日 DD	月 MM	年 YYYY
01	05	2005

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 **Yes**
☑ 否 **No**

(註 Note 5) 提交人的資料 **Presentor's Reference**

姓名 Name: Gold Peak Industries (Holdings) Limited

地址 Address: 8/F., Gold Peak Building,
30 Kwai Wing Road, Kwai Chung
N.T., Hong Kong

電話 Tel: (852) 2427 1133 傳真 Fax: (852) 2489 1879

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

表格 Form **D2A**

公司編號 Company Number

54055

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文姓名 **Name in Chinese**

英文姓名 **Name in English**

姓氏 Surname 名字 Other Names

前用姓名 **Previous Names**

別名 **Alias**

(註 Note 13) 住址 **Residential Address**

國家 Country

(註 Note 14) 電郵地址 **E-mail Address**

(註 Note 15) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number

b 海外護照 Overseas Passport

簽發國家 Issuing Country 號碼 Number

委任日期 **Date of Appointment**

日 DD 月 MM 年 YYYY

(註 Note 16) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事 Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment**

☐ 是 **Yes**

☐ 否 **No**

表格 Form **D2A**

公司編號 Company Number: 54055

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) **身份 Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

(註 Note 19) **中文名稱 Name in Chinese**:

(註 Note 19) **英文名稱 Name in English**:

(註 Note 20) **地址 Address**: | 國家 Country:

(註 Note 21) **電郵地址 E-mail Address**:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment: 日 DD / 月 MM / 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment ☐ 是 Yes ☐ 否 No

本通知書包括 0 張續頁 A、 0 張續頁 B 及 0 張續頁 C。

This Notification includes ____ Continuation Sheet(s) A, ____ Continuation Sheet(s) B and ____ Continuation Sheet(s) C.



簽署 Signed :

姓名 Name : Wong Man Kit
~~董事 Director~~／秘書 Secretary *

日期 Date : 10/05/2005
日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	13-May-2005 17:29:53
Announcement No.	00060

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	13-05-2005
2.	Name of Director *	Lim Jiew Keng

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	13-05-2005
2.	Name of Registered Holder	Lim Jiew Keng
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	50,000
As a percentage of issued share capital	0.0391 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.25
No. of Shares held after the change	50,000
As a percentage of issued share capital	0.0391 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	50,000	0
As a percentage of issued share capital	0.0391 %	0 %

Footnotes

(1) The percentage of issued capital after the change is based on 127,748,618 shares as at 13 May 2005.

(2) No. of outstanding options: NIL

Attachments:

Total size = **0**
(2048K size limit recommended)

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THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a licensed securities dealer or other bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or other transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)



GOLD PEAK

Exemption#82-3604

MAJOR AND CONNECTED TRANSACTION

Financial Adviser to Gold Peak Industries (Holdings) Limited



PLATINUM
Securities

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders



CAF Securities
wholly owned subsidiary of Agricultural Bank of China

A letter from the Chairman & Chief Executive of Gold Peak Industries (Holdings) Limited is set out on pages 4 to 11 of this circular. A letter from the Independent Board Committee (as defined herein) containing its advice to the Independent Shareholders (as defined herein) is set out on pages 12 to 13 of this circular. A letter from CAF Securities containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 14 to 24 of this circular.

A notice convening an extraordinary general meeting of Gold Peak Industries (Holdings) Limited to be held at Salon 1-3, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong at 11:30 a.m. on May 20, 2005 is set out on pages 88 to 89 of this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting in person if you so wish.

May 5, 2005

CONTENTS

Page

In this circular, the following words and expressions have the following meanings unless the context requires otherwise:

"Announcement"	the announcement issued by the Company on March 9, 2005 in relation to the Transaction
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"CAF Securities"	CAF Securities Company Limited, a licenced corporation for types 1 and 6 regulated activities under the SFO
"CIHL"	CIH Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 67.6% owned subsidiary of GP Industries
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Hong Kong Stock Exchange
"connected person"	has the meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"Disposal"	the disposal by Tarway Two of an aggregate 21% interest in Gerard Corporation to the Purchasers pursuant to the Share Purchase Agreements
"EGM"	the extraordinary general meeting of the Company to be convened and held at Salon 1-3, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong at 11:30 a.m. on May 20, 2005, the notice of which is set out on pages 88 to 89 of this circular, or any adjournment thereof
"Gerard Corporation"	Gerard Corporation Pty Ltd, a company incorporated in Australia and a 40% owned associate of CIHL before completion of the Transaction
"GP Batteries"	GP Batteries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 49.1% associate of GP Industries

"GP Industries"	GP Industries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 87.1% owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Independent Shareholders"	Shareholders other than the Purchasers
"Independent Board Committee"	a board committee comprising the independent non-executive Directors who are not interested in the Transaction
"Latest Practicable Date"	May 3, 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Loan Agreement"	a loan agreement dated March 7, 2005 entered into between Tarway Two and the Purchasers in relation to the repayment of loan in the sum of A$45.6 million (or approximately HK$280.7 million) by the Purchasers to Tarway Two
"Purchasers"	Gerard Products Pty Ltd, Gerard Plastics Pty Ltd and Mr. Robert Geoffrey GERARD
"Share(s)"	ordinary shares of HK$0.50 each of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Share Purchase Agreements"	three share purchase agreements all dated March 7, 2005 entered into between Tarway Two as vendor and each of the Purchasers as respective purchaser in relation to the Disposal
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Singapore"	the Republic of Singapore
"Singapore Stock Exchange"	The Singapore Exchange Securities Trading Limited
"Tarway Two"	Tarway Two Pty Ltd, a company incorporated in Australia and an indirect wholly-owned subsidiary of CIHL
"Transaction"	collectively, the Disposal and the repayment of loan pursuant to the terms of the Loan Agreement
"A$"	Australian dollars, the lawful currency of Australia
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	Singapore dollars, the lawful currency of Singapore
"%"	per cent.

In this circular, unless otherwise stated, certain amounts denominated in Australian dollars have been translated (for information only) into Hong Kong dollars at an exchange rate of A$1.00 = HK$6.155. Such conversions shall not be construed as representations that amounts in Australian dollars could have been or could be converted into Hong Kong dollars (or vice versa) at such exchange rate or any other exchange rate.



金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

Board of Directors

Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai
Raymond WONG Wai Kan

Non-Executive Directors:
Vincent CHEUNG Ting Kau
LUI Ming Wah*
Frank CHAN Chi Chung*

* *Independent Non-Executive Director*

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

May 5, 2005

To the Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION

INTRODUCTION

On March 7, 2005, Tarway Two, an indirect wholly-owned subsidiary of CIHL entered into the Share Purchase Agreements with the Purchasers pursuant to which Tarway Two had agreed to sell to the Purchasers and the Purchasers had agreed to purchase from Tarway Two an aggregate 21% interest in Gerard Corporation for an aggregate cash consideration of A$25 million (or approximately HK$153.9 million).

As a result of the Disposal, Tarway Two's shareholder's loan to Gerard Corporation will be reduced in proportion to the reduction of its shareholding interest in Gerard Corporation. Tarway Two's proportionate shareholder's loan in the sum of A$22.1 million (or approximately HK$136.0 million) will be repaid by the Purchasers to Tarway Two according to the terms of the Loan Agreement. The aggregate amount to be received by Tarway Two from the Purchasers is therefore A$47.1 million (or approximately HK$289.9 million).

The relationship between Gerard Corporation, GERARD family and the Group before the completion of the Transaction is represented by the following chart:


The Company
87.1%
GERARD family
GP Industries
17.5%
67.6%
60%
CIHL
100%
Tarway Two
40%
Gerard Corporation

As at the date of the Announcement, CIHL was approximately 65.1% owned by GP Industries. GP Industries subsequently acquired an aggregate of 3,191,000 shares in CIHL during the period from March 14, 2005 to March 17, 2005. Accordingly, the shareholding of GP Industries in CIHL increased from approximately 65.1% as at the date of the Announcement to approximately 67.6% as at the Latest Practicable Date. As a result, the Company, through GP Industries, held an approximate effective 58.9% interest in CIHL and by virtue of GERARD family being a substantial shareholder (as defined in the Listing Rules) of CIHL which, through Belvedire Pty Ltd, owns an approximate 17.5% interest in CIHL, the Purchasers are connected persons of the Company and the transactions contemplated under the Share Purchase Agreements and the Loan Agreement constitute connected transactions of the Company under the Listing Rules.

Since the aggregate amount receivable by CIHL for the Transaction exceeds 25% but is less than 75% of the relevant threshold tests under Rule 14.06 of the Listing Rules, the Transaction also constitutes a major transaction of the Company under the Listing Rules.

CIHL has obtained confirmation from the Singapore Stock Exchange that the Transaction is not an interested person transaction and shareholders' approval of CIHL for the Transaction has been waived.

An Independent Board Committee has been established to advise the Independent Shareholders in respect of the Transaction. CAF Securities has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transaction.

The purpose of this circular is to provide you with further details of the Transaction, the recommendation from the Independent Board Committee to the Independent Shareholders in respect of the Transaction and the advice from CAF Securities to the Independent Board Committee and the Independent Shareholders, and to seek your approval of the proposed resolution set out in the notice convening the EGM.

THE SHARE PURCHASE AGREEMENTS AND THE LOAN AGREEMENT

The following is a summary of the principal terms of the Share Purchase Agreements and the Loan Agreement:

The Share Purchase Agreements

Date

March 7, 2005

Parties

Vendor	:	Tarway Two
Purchasers	:	each of Gerard Products Pty Ltd, Gerard Plastics Pty Ltd and Mr. Robert Geoffrey GERARD

Mr. Robert Geoffrey GERARD is a member of the GERARD family, Gerard Products Pty Ltd and Gerard Plastics Pty Ltd are beneficially owned by the GERARD family. Gerard Products Pty Ltd and Gerard Plastics Pty Ltd are investment holding companies.

Assets being disposed

An aggregate 21% equity interest in Gerard Corporation.

Consideration

The amount of A$25 million (or approximately HK$153.9 million) in cash is payable in the manner described in the paragraph headed "Loan Amount" below.

The consideration for the Disposal was determined after arm's length negotiations and based on the unaudited net asset value of Gerard Corporation which, as at June 30, 2004, amounted to approximately A$118.9 million (or approximately HK$731.8 million) net of shareholders' loan.

Tarway Two's Shareholder's Loan

Before the Disposal, the capital structure of Gerard Corporation consisted of paid up share capital and shareholders' loans. These shareholders' loans were contributed by shareholders of Gerard Corporation in proportion to their shareholdings. These shareholders' loans which essentially were equity in nature had no fixed repayment term and were non-interest bearing.

After the Disposal, the Purchasers agreed to take up Tarway Two's proportionate shareholder's loan in the sum of A$22.1 million (or approximately HK$136.0 million) and this shareholder's loan is payable in the manner described in the paragraph headed "Loan Amount" below.

Tarway Two held a 40% interest in Gerard Corporation before the Disposal and upon completion of the Share Purchase Agreements, Tarway Two will have a 19% interest in Gerard Corporation and 19% of the shareholders' loans in Gerard Corporation in the amount of A$20 million (or approximately HK$123.1 million) as at June 30, 2004.

The Loan Agreement

Date

March 7, 2005

Parties

Lender	:	Tarway Two
Borrowers	:	the Purchasers

Loan Amount

The aggregate amount to be received by Tarway Two in connection with the Transaction would be A$47.1 million (or approximately HK$289.9 million), of which A$1.5 million (or approximately HK$9.2 million) is payable upon the signing of the Share Purchase Agreements and the Loan Agreement and the remaining A$45.6 million (or approximately HK$280.7 million) is payable in the following manner:

Date	**Amount** *(A$)*
June 30, 2005	2.5 million
June 30, 2006	2.5 million
June 30, 2007	3.5 million
June 30, 2008	3.5 million
June 30, 2009	33.6 million

Interest will be accrued on the outstanding balance of the loan under the Loan Agreement commencing from the date on which all the conditions under the Loan Agreement have been fulfilled at a rate equal to 1.5% above the Bank Bill Swap Reference Rate (Average Bid) for bank bills of 180 days published from time to time in the Australian Finance Review and payable by the Purchasers every six months thereafter.

Security

Upon signing of the Loan Agreement, the Purchasers have also entered into three share charges charging an approximate 34.3% interest in Gerard Corporation held by them immediately after the completion of the Transaction in favour of Tarway Two as security for the outstanding consideration and loan amount payable under the Share Purchase Agreements and the Loan Agreement respectively together with any interest payable.

The approximate percentage figure of 34.3% interest in Gerard Corporation to be secured by the share charges was determined after arm's length negotiation and taking into account of Tarway Two's ability to exercise control over Gerard Corporation pursuant to the three share charges in case of default by the Purchasers in addition to its remaining 19% interest in Gerard Corporation.

Condition precedent and completion of the Share Purchase Agreements and the Loan Agreement

Completion of the Share Purchase Agreements and the Loan Agreement will be conditional upon the terms of the Share Purchase Agreements and the Loan Agreement having been approved by the Independent Shareholders by poll at the EGM and will take place immediately thereafter.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Transaction is pursuant to and in line with CIHL's continuing efforts to divest its interests in non-core businesses. The Company understands from CIHL that the terms of the Transaction are the best terms that could be secured by CIHL under commercial negotiations between the Purchasers and CIHL.

Since Gerard Corporation is a loss-making company and the transfer of interest in Gerard Corporation is subject to pre-emption rights, it is difficult to identify a passive minority investor other than the Purchasers. Moreover, Tarway Two's shareholder's loan in the amount of A$22.1 million (or approximately HK$136.0 million) will be converted from non-interest bearing and having no fixed repayment term to interest bearing with a repayment schedule.

The Board believes that the terms of the Share Purchase Agreements and the Loan Agreement are fair and reasonable and the Transaction is in the interests of the Company and the Shareholders as a whole.

INFORMATION ON THE COMPANY

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, electronic and acoustics products, wire harness, cables, electrical installation products and LED display screens. CIHL is an approximately 67.6% owned subsidiary of GP Industries. GP Industries is the main industrial investment vehicle of the Company which held an approximate 87.1% interest in GP Industries as at the Latest Practicable Date. CIHL is principally engaged in the development, manufacture and marketing of electrical installation products.

INFORMATION ON GERARD CORPORATION

Gerard Corporation is an investment holding company incorporated in Australia with limited liability. Its subsidiaries are principally engaged in the businesses of manufacturing, printing, packaging, freight forwarding, commercial property ownership and rural interests in forestry and agriculture.

SUMMARY OF FINANCIAL RESULTS OF GERARD CORPORATION

Gerard Corporation was incorporated in February 2003. It has been operated for less than two years. A summary of the unaudited consolidated results of Gerard Corporation for the year ended June 30, 2004 is as follows:

	Year ended June 30, 2004	
	(A$'000)	*(HK$'000)*
Turnover	61,170	376,501
Loss before tax and minority interests	(32,629)	(200,831)
Loss after tax and minority interests	(30,973)	(190,639)

The unaudited net asset value of Gerard Corporation as at June 30, 2004 amounted to approximately A$118.9 million (or approximately HK$731.8 million) net of shareholders' loan.

USE OF PROCEEDS AND FINANCIAL EFFECT OF THE TRANSACTION

CIHL intends to use the net proceeds from the Transaction for general working capital purposes. CIHL presently regards the investment in Gerard Corporation as a long-term investment. After the Disposal, CIHL will reduce its book value proportionally down to its remaining 19% interest in Gerard Corporation and account for the outstanding consideration and the shareholder's loan as current and long-term receivables according to the repayment schedule. As the consideration of the Transaction is in accordance with the attributable net book value of the investment of CIHL in Gerard Corporation, there is insignificant excess or deficit of the consideration of the Transaction over or under the net book value of this investment. The Transaction does not have any material effect on the

earnings of the Group. Furthermore, as there is only an asset reallocation as a result of the Transaction, the Transaction would not give rise to any material effect on the working capital, gearing ratio, assets and liabilities of the Group.

PROSPECTS

The Group's major businesses are expected to face volatile market conditions and keen competition due to fluctuating commodity prices, rising interest rates as well as austerity measures implemented in China.

Sales of GP Batteries are expected to remain steady. However, margins will be under pressure due to high raw material prices and keen competition. GP Batteries will continue to streamline its operations to further reduce costs.

The business environment in most of CIHL's markets is expected to improve. CIHL will continue to invest and grow its light fittings business.

Sales outlook for the electronics businesses remain positive. However, austerity measures implemented in China will affect the sales and profit contribution from the China market.

EGM

The Transaction constitutes a major and connected transaction of the Company under the Listing Rules and will be subject to Independent Shareholders' approval by poll at the EGM. Set out on pages 88 to 89 of this circular is a notice of the EGM to be held at Salon 1-3, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong at 11:30 a.m. on May 20, 2005 for the purpose of considering and, if thought fit, passing the proposed resolution.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company as soon as possible and in any event not later than 48 hours before the time appointed for holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM or any adjourned meeting in person if you so wish.

Pursuant to article 76 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:–

(a) by the chairman; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by any member or members present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on the Shares conferring that right.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof the number or proportion of the votes recorded in favour or against such resolution. The demand of a poll may be withdrawn.

RECOMMENDATIONS

The Directors are of the opinion that the Transaction is in the interest of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the resolution to approve the Transaction to be proposed at the EGM. Any connected person with a material interest in the Transaction, and any Shareholder with a material interest in the Transaction and its associates will not vote at the EGM. The Purchasers and their respective associates will be required to abstain from voting at the EGM. The Directors and their associates, beneficially holding a total of 181,537,843 Shares as at the Latest Practicable Date, which represent approximately 33.1% of the issued share capital of the Company, have indicated that they intend to vote such Shares in favour of the proposed resolution at the EGM.

ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee and the letter from CAF Securities, both of which are contained in this circular and the additional information set out in the Appendices to this circular.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)


GOLD
PEAK

May 5, 2005

To the Independent Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION

INTRODUCTION

We refer to the circular dated May 5, 2005 (the "Circular") of Gold Peak Industries (Holdings) Limited (the "Company") of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

Under the Listing Rules, the terms of the Share Purchase Agreements and the Loan Agreement are required to be approved by the Independent Shareholders at the EGM. We being the independent non-executive Directors have been appointed to form the Independent Board Committee to advise you as to whether the terms of the Share Purchase Agreements and the Loan Agreement are fair and reasonable and whether the Transaction is in the interests of the Company and the Shareholders as a whole.

CAF Securities has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of Share Purchase Agreements and the Loan Agreement.

We wish to draw your attention to the letter from the Chairman & Chief Executive as set out on pages 4 to 11 of the Circular and the letter from CAF Securities as set out on pages 14 to 24 of the Circular which contains, inter alia, its advice and recommendations to us and the Independent Shareholders regarding the terms of the Share Purchase Agreements and the Loan Agreement and the principal factors and reasons taken into consideration for its advice and recommendations.

RECOMMENDATION

Having taken into account the advice and recommendations of CAF Securities, we consider that the terms of the Share Purchase Agreements and the Loan Agreement are fair and reasonable so far as the Shareholders are concerned and the Transaction is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the terms of the Share Purchase Agreements and the Loan Agreement and all transactions contemplated thereunder.

Yours faithfully,
For and on behalf of the
Independent Board Committee of
Gold Peak Industries (Holdings) Limited
LUI Ming Wah
Frank CHAN Chi Chung
Independent Non-Executive Directors

The following is the text of a letter of advice from CAF Securities Company Limited, the independent financial adviser, prepared for the purpose of incorporation into this circular:


CAF Securities
wholly owned subsidiary of Agricultural Bank of China

CAF Securities Company Limited
13th Floor, Fairmont House
8 Cotton Tree Drive
Central, Hong Kong

To the Independent Board Committee and the Independent Shareholders
Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, New Territories
Hong Kong

May 5, 2005

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION DISPOSAL OF AN AGGREGATE 21% INTEREST IN GERARD CORPORATION AND THE LOAN AGREEMENT

INTRODUCTION

We refer to the Announcement issued by the Company dated March 9, 2005 in respect of the disposal by Tarway Two of an aggregate 21% interest in Gerard Corporation to the Purchasers and the Loan Agreement. Details of the Disposal and the Loan Agreement are set out in the letter from the Chairman and Chief Executive contained in the circular to the Shareholders dated May 5, 2005 (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

On March 7, 2005, Tarway Two, an indirect wholly-owned subsidiary of CIHL entered into the Share Purchase Agreements with the Purchasers pursuant to which Tarway Two had agreed to sell to the Purchasers and the Purchasers had agreed to purchase from Tarway Two an aggregate 21% interest in Gerard Corporation for an aggregate cash consideration of A$25 million (or approximately HK$153.9 million).

As Tarway Two's interest in Gerard Corporation will be reduced from 40% to 19% as a result of the Disposal, Tarway Two's shareholder's loan to Gerard Corporation (which was made in proportion to its shareholding interest) will be reduced accordingly. Tarway Two will therefore be repaid an additional A$22.1 million (or approximately HK$136.0 million) upon the reduction of its loan to Gerard Corporation pursuant to the terms and conditions of the Loan Agreement.

The Transaction constitutes a major and connected transaction under Chapter 14 and 14A of the Listing Rules and will be subject to, amongst other things, the approval of the Independent Shareholders by poll at the EGM. Any connected person with a material interest in the Transaction, and any Shareholder with a material interest in the Transaction and its associates will not vote at the EGM. The Purchasers and their respective associates will be required to abstain from voting at the EGM. The Independent Board Committee comprising Messrs LUI Ming Wah and Frank CHAN Chi Chung, both being independent non-executive Directors, has been established by the Company to give their opinion and recommendations to the Independent Shareholders in relation to the Transaction. We, CAF Securities, have been appointed by the Company to give opinion and recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms and conditions of the Share Purchase Agreements and the Loan Agreement are fair and reasonable so far as the Shareholders are concerned and the Transaction is in the interests of the Company and the Shareholders as a whole.

BASIS OF OUR OPINION

In formulating our opinion and recommendations to the Independent Board Committee and the Independent Shareholders in relation to the Transaction, we have relied on the accuracy of the information and representations contained in the Circular which have been provided to us by the Directors. We are not aware that any statements, information and representations made or referred to in the Circular, for which the Directors are solely responsible, were untrue and incorrect in all respects at the time they were made and continued to be so as at the date of despatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and we have been advised by the Directors that no material facts have been omitted from the information and representations provided in and referred to in the Circular.

We consider that we have received sufficient information to enable us to reach an informed view and to justify our reliance on the accuracy of the information and representations contained in the Circular and to provide a reasonable basis for our opinion. We have no reason to suspect that any material information has been withheld by the Company or by the Directors. We have not, however, conducted independent verification on the information supplied to us, nor have we carried out any independent investigation into the affairs of the Company, its subsidiaries and the related companies.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion regarding the terms and conditions of the Share Purchase Agreements and the Loan Agreement, we have taken into consideration the following principal factors and reasons:

1. SHARE PURCHASE AGREEMENTS

Rationale for the Disposal

CIHL, an indirect subsidiary of the Company, is principally engaged in the development, manufacture and marketing of electrical installation products. It is one of the major suppliers of electrical installation products in Asia. Major products of CIHL are electrical related devices such as wiring devices, industrial products, integrated systems, data-communication products, light fittings, LED superscreens and other electronics and electrical products.

On March 7, 2005, Tarway Two, an indirect wholly-owned subsidiary of CIHL entered into the Share Purchase Agreements with the Purchasers pursuant to which Tarway Two had agreed to sell to the Purchasers and the Purchasers had agreed to purchase from Tarway Two an aggregate 21% interest in Gerard Corporation for an aggregate cash consideration of A$25 million (or approximately HK$153.9 million). Upon the completion of the Transaction, Tarway Two will own 19% interest in Gerard Corporation.

The Directors consider that the Disposal is in line with the Company's continuing efforts to divest its interests in non-core businesses and the Disposal would allow the Group to focus its overall resources on core business operations and minimise unprofitable non-core investments which would be to the benefit of the Company and the Shareholders as a whole. The Company understands from CIHL that terms of the Transaction are the best terms under commercial negotiations between the Purchasers and CIHL that could be secured by CIHL. After arm's length negotiation between CIHL and the Purchasers, it was a commercial decision of the Company to dispose of the 21% interest in Gerard Corporation at this stage. However, it is currently the intention of CIHL to further dispose of its remaining interest in Gerard Corporation subject to future market conditions and business opportunity.

Gerard Corporation is an investment holding company incorporated in Australia with limited liability. Principal businesses include manufacturing, printing, packaging, freight forwarding, commercial property ownership and rural interests in forestry and agriculture.

As such, taking into account that CIHL is principally engaged in the development, manufacture and marketing of electrical installation products, whereas Gerard Corporation is engaged in a range of businesses that deviate from the business focus of CIHL. We concur with the Directors' view that the Disposal is in

line with the Company's continuing efforts to divest its interest in non-core businesses so as to focus its overall resources on the operation of electrical installation product business and minimise unprofitable non-core investments.

Basis of the Consideration

The consideration for the Disposal is A$25 million (or approximately HK$153.9 million) payable in the manner described in the paragraph headed "Loan Agreement" of the "Letter from the Chairman & Chief Executive". The consideration for the Disposal was determined after arm's length negotiation and was based on the unaudited net asset value of Gerard Corporation as at June 30, 2004, which amounted to approximately A$118.9 million (or approximately HK$731.8 million) net of the shareholders' loans. The Directors confirmed that since Gerard Corporation has not yet completed its audit on the financial statements for the year ended June 30, 2004, no audited financial statements for the year ended June 30, 2004 were available and the Directors are not aware of any non-compliance with the relevant requirements as a result of such. Therefore, the consideration was determined with reference to the unaudited accounts.

We note that for the year ended June 30, 2004, Gerard Corporation recorded an unaudited after tax and minority interest loss of A$31.0 million (or approximately HK$190.6 million). The directors of Gerard Corporation also expect that Gerard Corporation would continue to incur losses for the year ending June 30, 2005. Therefore, we are of the view that a valuation based on price earnings multiple on Gerard Corporation's earnings is not applicable in this case. In view of the fact that Gerard Corporation is financially unprofitable, we are of the view that valuation with reference to the net asset value of Gerard Corporation would be a more appropriate reference to determine the fair value of Gerard Corporation.

As the consideration for the Disposal was based on the unaudited net asset value of Gerard Corporation as at June 30, 2004, we have reviewed the unaudited consolidated financial statements of Gerard Corporation as at June 30, 2004 with a total asset value amounted to A$317.5 million (or approximately HK$1,954.2 million). Specifically, we have reviewed freehold land and buildings which amounted to approximately A$79.8 million (or approximately HK$491.2 million) and certain investments which amounted to approximately A$38.8 million (or approximately HK$238.8 million) as at June 30, 2004, the market value of which may not have been reflected on the financial statements for the year ended June 30, 2004. In this respect, we have conducted the following reviews:

(a) Freehold land and buildings

(i) We have reviewed the details of the freehold land and buildings with reference to the land and buildings register of Gerard Corporation. Approximately two-third (in terms of book value) of the freehold land and buildings are located in Adelaide, Melbourne and Sydney for industrial uses (the "Industrial Properties"), while the remaining one-third are residential properties, farmland and berths located across Australia (the "Other Properties").

(ii) Approximately 95% (based on the book value as at June 30, 2004) of the freehold land and buildings of Gerard Corporation had been valued by an independent valuer of which approximately 77% were valued in April 2003 and approximately 18% were valued at the time when it was acquired by Gerard Corporation in 2004 (the "Independent Valuation"). No up-to-date independent valuation on freehold land and buildings has been done. Based on the Independent Valuation, the value of the majority of freehold land and buildings amounted to approximately A$50.3 million (or approximately HK$309.6 million), of which approximately A$36.1 million (or approximately HK$222.2 million) was attributable to the Industrial Properties. The book value of the Industrial Properties as at June 30, 2004 was approximately A$56.5 million (or approximately HK$347.8 million), which is approximately 56.5% higher when compared to the Independent Valuation.

(iii) Based on our discussions and views of the management of Gerard Corporation and the Company, it is our understanding that the current market value of the Industrial Properties is not expected to have a significant difference from the book value as at June 30, 2004 on an aggregate basis. Based on our review on certain independent property research reports for market statistics which are related to the market trend for the median/average prices per square meter of the industrial land in Adelaide, Melbourne and Sydney respectively for the past few years, we concur with this understanding.

(iv) The value of the Other Properties based on the Independent Valuation amounted to A$14.2 million (or approximately HK$87.4 million). The book value of the Other Properties as at June 30, 2004 was A$19.5 million (or approximately HK$120.0 million), which is approximately 37.3% higher than that of the Independent Valuation. Based on our discussions and views of the management of Gerard Corporation and the Company, it is our understanding that the current market value of Other Properties is not expected to have a significant difference from the book value as at June 30, 2004 on an aggregate basis. Based on our review on certain independent property research reports for market statistics which are related to the home price index and average sales price on the residential property market in major Australian cities and rural property market across Australia respectively, we concur with this understanding.

(v) We have reviewed the unaudited consolidated management accounts of Gerard Corporation as at December 31, 2004 and note that there were no material changes in the book values of the freehold land and buildings in Gerard Corporation as compared to those as at June 30, 2004. In addition, the directors of Gerard Corporation confirm that there were no material acquisitions and disposals subsequent to December 31, 2004. The directors of Gerard Corporation confirm that values of the freehold land and buildings of Gerard Corporation as at June 30, 2004 were true and fair.

(b) Certain investments

Certain investments include investments in listed and unlisted shares as well as property investment trusts. Investments in listed shares amounted to approximately A$8.5 million (or approximately HK$52.3 million); investments in unlisted shares amounted to approximately A$5.2 million (or approximately HK$32.0 million); and investments in property investment trusts amounted to approximately A$25.1 million (or approximately HK$154.5 million) as at June 30, 2004. With respect to these investments held by Gerard Corporation, we have conducted the following reviews:

(i) We have compared the market values of the listed shares as at the Latest Practicable Date to the respective book value as at June 30, 2004. We note that the market value as at the Latest Practicable Date of these listed shares is approximately A$8.2 million (or approximately HK$50.5 million), which is approximately 3% lower than the book value as at June 30, 2004.

(ii) We have discussed with the management of Gerard Corporation about the background of the unlisted companies in which Gerard Corporation had invested and reviewed the latest available financial statements of these unlisted companies provided by Gerard Corporation. It is our understanding from the management of Gerard Corporation and the Company that these companies have no significant appreciation in market values as at the Latest Practicable Date as compared to their book values as at June 30, 2004.

(iii) We have reviewed the latest independent valuation reports on major properties held under those property investment trusts. Majority of these valuations were conducted in the fourth quarter of 2004. We have also discussed with the management of Gerard Corporation about the nature of the property investment trusts and their views on the current market value on these trusts and reviewed the property register of all the properties held under the respective property investment trust. Gerard Corporation has increased its investment in certain property investment trusts for an approximately A$3.0 million (or approximately HK$18.5 million) subsequent to June 30, 2004. Taking into account the increase in the attributable interests in the property investment trusts and the costs associated with it, the market values of the investment trusts were not significantly different from the book values as at December 31, 2004. It is our understanding from the management of Gerard Corporation and the Company that there are no significant appreciation in the latest market values of the properties held under the property investment trusts as at the Latest Practicable Date as compared to the respective book values as at December 31, 2004.

We have also reviewed the unaudited management account of Gerard Corporation for the period ended December 31, 2004. Key figures of the unaudited consolidated financial statements for the year ended June 30, 2004 and six months ended December 31, 2004 are set out below:

(A$ million)	**June 30, 2004** *(Unaudited)*	**December 31, 2004** *(Unaudited)*
Total assets	317.5	325.8
Total liabilities	198.6	210.8
Total equity	118.9	115.0

There were no significant changes in the assets and liabilities of Gerard Corporation as compared to those as at June 30, 2004. In addition, the directors of Gerard Corporation confirm that there are no significant movements in the assets and liabilities of Gerard Corporation subsequent to December 31, 2004 and, together with the Directors, they confirm that the unaudited consolidated management accounts of Gerard Corporation as at December 31, 2004 present the latest financial position of Gerard Corporation.

In addition, with reference to the unaudited consolidated management accounts of Gerard Corporation as at December 31, 2004, Gerard Corporation continued to record a net loss of approximately A$3.9 million (or approximately HK$24.0 million) and the net asset value of Gerard Corporation was decreased to approximately A$115.0 million (or approximately HK$707.8 million). The performance of the operations shows no sign of improvement subsequent to June 30, 2004.

Furthermore, given: i) Gerard Corporation is a loss-making private company; ii) the transfer of interest in Gerard Corporation is subject to pre-emption rights of the Purchasers; and iii) the percentage shareholding pursuant to the Disposal is a passive minority interest, we concur with the Directors' view that it is difficult to invite competing offers from third parties who would be interested in the operations of the Gerard Corporation other than the Purchasers. The Directors also confirm that there were no other suitable buyers who were available to discuss the offers with CIHL other than the Purchasers at the time of entering into the Transaction.

As such, taking into account that:

(a) the Disposal is in line with the Company's continuing efforts to divest its interest in non-core businesses;

(b) the difficulty in inviting competing offers from third parties who would be interested in the operations of the Gerard Corporation other than the Purchasers;

(c) the confirmation from the directors of Gerard Corporation that the performance of the operations of Gerard Corporation shows no sign of improvement subsequent to June 30, 2004;

(d) our understandings from the management of Gerard Corporation and the Company which is also concurred by us that the current market value of the Industrial Properties is not expected to have a significant difference from the book value as at June 30, 2004 on an aggregate basis;

(e) our understandings from the management of Gerard Corporation and the Company which is also concurred by us that the current market value of Other Properties is not expected to have a significant difference from the book value as at June 30, 2004 on an aggregate basis;

(f) our review on certain independent property research reports for market statistics on: i) industrial land in Adelaide, Melbourne and Sydney; ii) residential property market in major Australian cities; and iii) rural property market across Australia;

(g) the current market values of certain investments (including investments in listed and unlisted shares as well as property investment trusts) have no significant appreciation as compared to the book values as at June 30, 2004; and

(h) the confirmation from directors of Gerard Corporation that there are no significant movements in the assets and liabilities of Gerard Corporation subsequent to June 30, 2004.

We consider that the consideration payable by the Purchasers pursuant to the Share Purchase Agreements is fair and reasonable so far as the Company and the Shareholders are concerned.

2. LOAN AGREEMENT

Reasons for the entering into the Loan Agreement

Regarding the consideration of the Disposal in the amount of A$25 million (or approximately HK$153.9 million), it will be settled in form of a loan to the Purchasers. In addition, before the Disposal, the capital structure of Gerard Corporation consisted of paid up share capital and shareholders' loans. These shareholders' loans were contributed by shareholders of Gerard Corporation in proportion to their shareholdings. As advised by the Directors, these shareholders' loans were essentially equity in nature which had no fixed repayment term and were non-interest bearing. As a result of the Disposal, Tarway Two's loan to Gerard Corporation will be reduced in proportion to the reduction of its shareholding interest in Gerard Corporation and the Purchasers agreed to take up Tarway Two's proportionate shareholder's loan in the sum of A$22.1 million (or approximately HK$136.0 million) which will also be settled in form of a loan to the Purchasers. Upon the completion of the Transaction, 19% of the shareholders' loans of Gerard Corporation amounted to A$20 million (or approximately HK$123.1 million) will be attributable to Tarway Two.

The aggregate amount to be received by Tarway Two in connection to the Transaction will be A$47.1 million (or approximately HK$289.9 million), of which A$1.5 million (or approximately HK$9.2 million) is payable upon the signing of the Share Purchase Agreements and the Loan Agreement. The remaining A$45.6 million (or approximately HK$280.7 million) are payable by instalments as described in paragraph headed "Loan Amount" of the "Letter from the Chairman & Chief Executive".

We are of the view that the settlement of the consideration in form of a loan arrangement with Purchasers is a commercial decision being made after arm's length negotiation. In addition, as advised by the Directors, before the Disposal, the shareholders' loans were essentially equity in nature which had no fixed repayment term and were non-interest bearing. Pursuant to the Disposal, the Purchasers agreed to take up Tarway Two's proportionate shareholder's loan and repay the amount to Tarway Two with interest in accordance with a fixed repayment schedule. We are therefore of the view that the loan arrangement is fair and reasonable.

Interest rate

In accordance with the Loan Agreement, interest will be accrued on the outstanding balance of the loan under the Loan Agreement commencing from the date which all the conditions under the Loan Agreement have been fulfilled at a rate equal to 1.5% above the Bank Bill Swap Reference Rate (Average Bid) for bank bills of 180 days published from time to time in the Australian Finance Review and payable by the Purchasers every six months thereafter. The Directors advise that the interest rate for the Loan has been determined after arm's length negotiation.

As advised by the Directors, Bank Bill Swap Reference Rate is a market rate of interest that is widely used to price commercial borrowings in Australia. The Bank Bill Swap Reference Rate (Average Bid) for bank bills of 180 days on the date of the Transaction is approximately 5.85%, as such, the effective interest rate under the Loan Agreement is approximately 7.35%. Compared with the 6-month retail fixed deposit rate of 4.15% in March 2004 as published by the Reserve Bank of Australia, the effective interest rate charged under the Loan Agreement is at a premium. Considering i) the shareholders' loan was non-interest bearing before the Disposal and ii) the interest charged under the Loan Agreement is at a premium to the then prevailing fixed deposit rate had the Company placed the repayment proceeds in an Australian bank, we are therefore of the view that the interest rate charged under the Loan Agreement is fair and reasonable.

Security

Upon signing of the Loan Agreement, the Purchasers had also entered into three share charges for a total of 51,500,000 shares in Gerard Corporation, representing an approximately 34.3% of interests in Gerard Corporation immediately after the completion of the Transaction, in favour of Tarway Two as security for the outstanding consideration and loan amount payable under the Share Purchase Agreements and the Loan Agreement respectively together with any interest payable.

We are advised by the Directors that the percentage figure of 34.3% of interests in Gerard Corporation to be secured by the share charges was determined after arm's length negotiation.

Based on the unaudited net asset value of Gerard Corporation for the period ended December 31, 2004 amounted to approximately A$115.0 million (or approximately HK$707.8 million) and 150,100,000 shares in issue, the net asset value of Gerard Corporation was approximately A$0.7662 (or approximately HK$4.716) per share. As such, the aggregate value of the security of the Loan Agreement is approximately A$39.5 million (or approximately HK$243.1 million). Despite the fact that the aggregate value of the security only accounted for approximately 86.6% of the outstanding loan value, taking into account Tarway Two's ability to exercise control over Gerard Corporation pursuant to the three share charges of approximately 34.3% interests in Gerard Corporation together with its remaining 19% interest in Gerard Corporation in the event of default by the Purchasers, and the share charges are continuing security despite any intervening payment, settlement or other thing until the Tarway Two releases the share charges, we are of the view that the security in support of the Loan Agreement is fair and reasonable.

Conclusion

Having taken into consideration the above information, we consider that the Loan Agreement is on normal commercial terms, fair and reasonable and in the interest of the Company and the Shareholders as a whole.

3. FINANCIAL EFFECTS

(i) Profit and loss account

The effective interest of CIHL in Gerard Corporation is recorded as an investment, and the consideration of the Transaction is in accordance with the attributable net book value of the investment of CIHL in Gerard Corporation; therefore no significant profit or loss is attributable to the Group pursuant to the Transaction.

(ii) Net asset value

Since the consideration of the Transaction is in accordance with the attributable net book value of the investment of CIHL in Gerard Corporation; therefore, there will be no material impact on the assets and liabilities of the Group.

(iii) Cash position

After the signing of the Share Purchase Agreements and the Loan Agreement, the bank balances, deposits and cash of CIHL should increase by A$1.5 million (or approximately HK$9.2 million) being the first instalment made by the Purchasers. The remaining balance of A$45.6 million (or approximately HK$280.7 million) will

be payable by instalments as described in the paragraph headed "The Loan Agreement" of the "Letter from the Chairmen & Chief Executive". As such, the Disposal will improve the current and future cash flow of the Group.

4. RECOMMENDATION

Taking into consideration of the above principal factors and reasons, we are of the view that the terms and conditions of the Share Purchase Agreements and the Loan Agreement are fair and reasonable so far as the Shareholders are concerned and the Transaction is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Transaction.

Yours faithfully,
For and on behalf of
CAF Securities Company Limited
Michael Ng
Director

The following audited consolidated financial statements of the Group are extracted from the annual report of the Company for the year ended March 31, 2004.

Consolidated Income Statement
Year ended March 31, 2004

	NOTES	2004 HK$'000	2003 HK$'000 (As restated)
Turnover	4	1,684,460	1,809,127
Cost of sales		(1,334,532)	(1,421,459)
Gross profit		349,928	387,668
Other operating income		56,621	62,197
Selling and distribution expenses		(158,592)	(166,357)
Administrative expenses		(207,268)	(194,944)
Other operating expenses	5	(7,634)	(12,922)
Profit from operations	6	33,055	75,642
Net investment loss	7	(79,895)	(29,849)
Finance costs	8	(62,178)	(88,425)
Share of results of associates	9	460,283	203,295
Amortisation of goodwill on acquisition of associates		(7,138)	(7,138)
Realisation of negative goodwill on acquisition of associates		1,350	1,281
Realisation of reserves upon disposal of associates		(9,158)	–
Impairment losses recognised for goodwill on acquisition of subsidiaries		(7,600)	–
Impairment loss recognised for goodwill on acquisition of an associate		(17,189)	–
Loss on deemed partial disposal of a subsidiary		(6,085)	(944)
Loss on deemed partial disposal of associates		(479)	(70)
Loss on deemed disposal of a subsidiary		–	(4,008)
Loss on disposal of subsidiaries		–	(18)
Gain on disposal of associates		–	1,006
Profit before taxation		304,966	150,772
Taxation	10	(80,087)	(52,684)
Profit before minority interests		224,879	98,088
Minority interests		(51,066)	(29,279)
Net profit for the year		173,813	68,809
Appropriations and other movements:			
Dividends	11	(76,225)	(34,574)
Transfer to non-distributable reserves			
– legal surplus		(1,136)	(422)
		(77,361)	(34,996)
Earnings per share	12		
Basic		32.31 cents	12.93 cents
Diluted		27.84 cents	11.98 cents

Consolidated Balance Sheet
Year ended March 31, 2004

	NOTES	2004 HK$'000	2003 HK$'000 (As restated)
Non-current assets			
Investment properties	13	138,980	112,295
Property, plant and equipment	14	318,433	259,895
Interests in associates	16	2,194,249	1,729,415
Trademarks	17	56,466	60,649
Investments in securities	18	143,808	177,358
Advances to trade associates	19	97,000	109,000
Deferred expenditure	20	–	–
Goodwill	21	7,425	9,146
		2,956,361	2,457,758
Current assets			
Inventories	22	280,923	282,996
Debtors, bills receivable and prepayments	23	562,332	533,190
Investments in securities	18	149,786	182,351
Dividends receivable		22,583	17,928
Taxation recoverable		960	236
Bank balances, deposits and cash		259,319	163,529
		1,275,903	1,180,230
Current liabilities			
Creditors and accrued charges	24	472,505	394,060
Obligations under finance leases	25	2,742	2,127
Taxation payable		11,290	6,710
Bank loans, overdrafts and import loans	26	949,378	911,205
		1,435,915	1,314,102
Net current liabilities		(160,012)	(133,872)
Total assets less current liabilities		2,796,349	2,323,886
Minority interests		272,836	223,136
Non-current liabilities			
Borrowings	27	1,147,243	1,008,688
Convertible note	28	88,507	85,925
Deferred taxation	29	9,376	7,218
		1,245,126	1,101,831
Net assets		1,278,387	998,919
Capital and reserves			
Share capital	30	271,095	265,953
Reserves	32	1,007,292	732,966
Shareholders' funds		1,278,387	998,919

Balance Sheet
At March 31, 2004

	NOTES	2004 HK$'000	2003 HK$'000 (As restated)
Non-current assets			
Investment properties	13	13,900	–
Property, plant and equipment	14	18,991	34,071
Interests in subsidiaries	15	1,900,419	1,858,060
		1,933,310	1,892,131
Current assets			
Debtors and prepayments		141,332	151,781
Taxation recoverable		806	–
Bank balances, deposits and cash		101,973	9,049
		244,111	160,830
Current liabilities			
Creditors and accrued charges		16,023	13,338
Obligations under finance leases	25	1,770	1,083
Taxation payable		–	700
Bank loans	26	446,210	665,339
		464,003	680,460
Net current liabilities		(219,892)	(519,630)
Total assets less current liabilities		1,713,418	1,372,501
Non-current liabilities			
Borrowings	27	573,853	241,067
Convertible note	28	88,507	85,925
Amounts due to subsidiaries		16,424	14,361
Deferred taxation	29	–	2,735
		678,784	344,088
Net assets		1,034,634	1,028,413
Capital and reserves			
Share capital	30	271,095	265,953
Reserves	32	763,539	762,460
Shareholders' funds		1,034,634	1,028,413

Consolidated Statement of Changes in Equity
Year ended March 31, 2004

	2004	2003
	HK$'000	*HK$'000*
At beginning of the year		
– as previously reported	1,010,505	950,444
– prior period adjustments *(note 2)*	(11,586)	(8,915)
– as restated	998,919	941,529
Share of translation reserves of associates	84,451	5,019
Share of capital reserve of associates	14,754	26
Exchange differences arising on translation of operations outside Hong Kong	(6,349)	(4,692)
Net gains not recognised in the consolidated income statement	92,856	353
	1,091,775	941,882
Net profit for the year	173,813	68,809
Issue of shares upon exercise of share options, net of expenses	12,870	–
Reserves realised upon disposal of associates	7,856	–
Realisation of reserves upon disposal of operations of associates	32,617	–
Dividends paid	(40,544)	(23,936)
Goodwill reserve realised upon deemed disposal of a subsidiary	–	10,956
Reserves realised upon disposal of subsidiaries	–	1,208
At end of the year	1,278,387	998,919

Consolidated Cash Flow Statement
Year ended March 31, 2004

	2004	2003
	HK$'000	*HK$'000*
Cash inflows from operating activities		
Profit before taxation	304,966	150,772
Adjustments for:		
Share of results of associates	(460,283)	(203,295)
Amortisation of trademarks	4,183	4,183
Amortisation of goodwill on acquisition of associates	7,138	7,138
Realisation of negative goodwill on acquisition of associates	(1,350)	(1,281)
Amortisation of goodwill on acquisition of subsidiaries	1,233	983
Depreciation and amortisation of property, plant and equipment	45,322	46,126
Loss on disposal of property, plant and equipment	3,807	8,858
Loss on deemed partial disposal of associates	479	70
Loss on deemed partial disposal of a subsidiary	6,085	944
Impairment loss recognised for goodwill on acquisition of an associate	17,189	–
Impairment losses recognised for goodwill on acquisition of subsidiaries	7,600	–
Realisation of reserves upon disposal of associates	9,158	–
Surplus on valuation of investment properties credited to the income statement	(14,209)	(7,013)
Interest income	(9,428)	(16,623)
Interest on bank and other borrowings	59,468	85,754
Interest on convertible note	2,582	2,502
Interest on obligations under finance leases	128	169
Dividend income from investments in securities	(4,697)	(4,367)
Net unrealised holding loss on investments in securities	79,895	15,349
Write-off of investments in e-business	–	14,500
Amortisation of deferred expenditure	–	11,319
Gain on disposal of associates	–	(1,006)
Loss on disposal of subsidiaries	–	18
Loss on deemed disposal of a subsidiary	–	4,008
Effect of foreign exchange rate changes on inter-company balances	(10,531)	(13,574)

	NOTES	2004 HK$'000	2003 HK$'000
Operating cash flows before movements in working capital		48,735	105,534
Decrease (increase) in inventories		17,482	(51,215)
Increase in debtors, bills receivable and prepayments		(2,718)	(48,471)
Increase in creditors and accrued charges		71,888	95,760
Cash generated from operations		135,387	101,608
Hong Kong Profits Tax paid		(6,126)	(5,902)
Hong Kong Profits Tax refunded		4	13
Taxation in other jurisdictions paid		(6,627)	(6,800)
Taxation in other jurisdictions refunded		128	286
Net cash from operating activities		122,766	89,205
Cash flows from investing activities			
Purchase of property, plant and equipment		(123,497)	(54,076)
Acquisition of interests in associates		(50,176)	(13,199)
Consideration paid on acquisition of additional interests of subsidiaries		(42,473)	–
Advances to associates		(174)	(27,544)
Purchase of investments in securities		(39)	(624)
Dividends received from associates		77,763	59,099
Repayment of amounts due from associates		26,387	8,100
Proceeds from deemed partial disposal of a subsidiary		21,077	1,971
Proceeds from disposal of property, plant and equipment		9,776	11,826
Interest received		9,527	17,011
Dividends received from investments in securities		4,697	4,367
Deemed disposal of a subsidiary (net of cash and cash equivalents disposed of)	34	–	(12,303)
Payment for deferred expenditure		–	(8,967)
Repayment from trade associates		–	8,000
Disposal of subsidiaries (net of cash and cash equivalents disposal of)	35	–	–
Net cash used in investing activities		(67,132)	(6,339)

	NOTES	2004 HK$'000	2003 HK$'000
Cash flows from financing activities			
New bank loans raised		1,011,291	110,100
Net cash inflow from short term bank loans		19,175	78,486
Proceeds from issue of shares, net of expenses of HK$12,000 (2003: HK$ nil)		12,870	–
Capital contributed by minority shareholders of subsidiaries		3,900	23,190
Repayment of bank loans		(872,439)	(643,270)
Interest on bank and other borrowings paid		(61,199)	(86,851)
Dividends paid		(40,544)	(23,936)
Repayment of fixed rate notes		(20,912)	–
Dividends paid to minority shareholders of subsidiaries		(14,559)	(7,068)
Principal payments for obligations under finance leases		(2,737)	(3,376)
Net cash (outflow) inflow from import loans		(1,860)	60,972
Interest on obligations under finance leases paid		(129)	(171)
Fixed rate notes raised		–	208,200
Net cash from (used in) financing activities		32,857	(283,724)
Net increase (decrease) in cash and cash equivalents		88,491	(200,858)
Cash and cash equivalents at beginning of the year		156,168	355,500
Effect of foreign exchange rate changes		7,959	1,526
Cash and cash equivalents at end of the year	37	252,618	156,168

NOTES TO THE FINANCIAL STATEMENTS

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on the Stock Exchange.

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 42 and 43 respectively.

2. ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has adopted, for the first time, Hong Kong Financial Reporting Standard ("HKFRS") – the Statement of Standard Accounting Practice ("SSAP") 12 (Revised) "Income taxes" issued by the Hong Kong Society of Accountants ("HKSA"). The term of HKFRS is inclusive of SSAPs and Interpretations approved by the HKSA.

The Group has adopted SSAP 12 (Revised) "Income taxes". The principal effect of the adoption of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method under which a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts have been restated accordingly.

The Group

The adoption of SSAP 12 (Revised) has led to a decrease in accumulated profits as at April 1, 2002 of HK$8,915,000 and an increase in deferred taxation at April 1, 2002 of HK$4,598,000 and the balances of the Group's interest in associates and minority interests at April 1, 2002 have been decreased by HK$5,830,000 and HK$1,513,000 respectively. In addition, the profit for the year ended March 31, 2003 has been decreased by HK$2,671,000.

The cumulative effect of the adoption of SSAP 12 (Revised) as at April 1, 2002 is summarised below:

	As previously stated	Adjustments	As restated
	HK$'000	*HK$'000*	*HK$'000*
Accumulated profits	909,346	(8,915)	900,431
Deferred taxation	4,675	4,598	9,273
Interests in associates	1,563,734	(5,830)	1,557,904
Minority interests	226,723	(1,513)	225,210

The Company

The adoption of SSAP 12 (Revised) has led to a decrease in accumulated profits as at April 1, 2002 and an increase in deferred taxation as at April 1, 2002 of HK$2,941,000. In addition, the profit for the year ended March 31, 2003 has been increased by HK$206,000.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, business or an associate at the date of acquisition.

Goodwill arising on acquisition of a subsidiary or business prior to April 1, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or business, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition on or after April 1, 2001 is recognised as an asset and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of subsidiary or business is presented separately in the balance sheet. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate.

On disposal of a subsidiary, business or associate, the attributable amount of unamortised goodwill/goodwill previously eliminated against reserves is included in the determination of the gain or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, business or an associate at the date of acquisition over the cost of acquisition.

The Group has adopted the transitional relief provided by SSAP 30 "Business combinations" from restating and recognising the negative goodwill which has previously been credited to reserves as income. Accordingly, negative goodwill arising on acquisition prior to April 1, 2001 is held in reserves and will be credited to the income statement at the time of disposal of the relevant subsidiary or business.

Negative goodwill arising on acquisition subsequent to April 1, 2001 is released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful economic lives of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately. Negative goodwill arising on the acquisition of a subsidiary or business is presented separately in the balance sheet as a deduction from assets. Negative goodwill arising on the acquisition of an associate is included within the carrying amount of the associate.

Turnover

Turnover represents the total net amounts received and receivable for goods supplied to outside customers during the year.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the relevant lease terms.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Dividend income is recognised when the shareholders' right to receive payment has been established.

Subsidiaries

Investments in subsidiaries are included in the balance sheet of the Company at cost less any identified impairment loss.

Associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions of the investee.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of net assets of the associates plus the premium paid less any discount on acquisition in so far as it has not already been amortised or released to income, less any identified impairment loss.

Assets held under finance leases

Assets are classified as being held under finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liabilities to the lessors, net of interest charges, are included in the balance sheet as a finance lease obligation. The finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the rentals payable are charged to the income statement on a straight line basis over the relevant lease term.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuation at the balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term, including the renewable period, of the relevant lease is 20 years or less.

Properties under development

The properties under development are stated at cost and are transferred to a specific category of property, plant and equipment when they are completed. Cost comprises all direct costs incurred in relation to their construction.

Property, plant and equipment

Property, plant and equipment other than properties under development are stated at cost or valuation less accumulated depreciation and amortisation and any identified impairment loss.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Any surplus arising on revaluation of properties is credited to the properties revaluation reserve. A decrease in the net carrying amount arising on revaluation of an asset is charged to the income statement to the extent that it exceeds the surplus, if any, held in the properties revaluation reserve relating to previous revaluation of that particular asset. The Group has adopted the transitional relief provided by SSAP 17 (Revised) "Property, plant and equipment" ("SSAP 17 (Revised)") from the requirement to make revaluation on a regular basis of properties, which had been carried at revalued amounts prior to September 30, 1995, and accordingly, no further revaluation of these properties will be carried out. On the subsequent sale of these assets, the attributable revaluation surplus not yet transferred to accumulated profits in prior years is transferred to accumulated profits.

Depreciation and amortisation are provided to write off the cost or valuation of property, plant and equipment other than properties under development over their estimated useful lives, using the straight line method or the reducing balance method, at the following rates per annum:

Straight line method:

Freehold land	Nil
Leasehold land held under short and medium term leases	Over the remaining unexpired terms of the leases
Leasehold buildings	4% or over the remaining period of respective leases where shorter
Freehold buildings	2% to 3.2%
Leasehold improvements	10% or over the remaining period of respective leases where shorter

Reducing balance method:

Machinery and equipment	10% to 25%
Moulds and tools	20% to 30%
Others	10% to 25%

The cost of properties under development will not be depreciated until they are put into use and accordingly properties under development are stated at cost.

Assets held under finance leases are depreciated over the estimated useful lives on the same basis as owned assets, or where shorter, the terms of the leases.

Trademarks

The cost incurred in the acquisition of trademarks is capitalised and amortised on a straight line basis over their estimated useful lives of twenty years.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, less any identified impairment loss.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Deferred expenditure – Technical know-how

The cost of acquiring rights to technical know-how for the production of new products is amortised, using the straight line method, over a period of three to five years from the date of acquisition or the licence period, whichever is the shorter. Where the circumstances which have justified the deferral of the expenditure no longer apply, or are considered doubtful, the expenditure, to the extent to which it is considered to be irrecoverable, will be written off immediately to the income statement.

Convertible note

Convertible note is separately disclosed and regarded as liability unless conversion actually occurs. The finance cost recognised in the income statement in respect of the convertible note, including the premium payable upon the final redemption of the convertible note, is calculated so as to produce a constant periodic rate of charge on the remaining balance of the convertible note for each accounting period. The costs incurred in connection with the issue of convertible note are charged immediately to the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is calculated as the actual or estimated selling price less all further costs of production and the related costs of marketing, selling and distribution.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable and deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

In preparing the consolidated financial statements, the results of operations outside Hong Kong are translated using the average exchange rates for the year. The assets and liabilities of the operations outside Hong Kong are translated using the rates ruling on the balance sheet date. On consolidation, any differences arising on translation of operations outside Hong Kong are dealt with in the translation reserve.

Retirement benefit costs

Payments to the defined contribution retirement plan are charged as expenses as they are incurred.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

For management purposes, the Group is currently organised into four principal operating divisions of which their principal activities are disclosed as follows and these divisions form the basis on which the Group reports its primary segment information. Principal operating divisions and their activities are:

Technology and strategic	–	manufacture and distribution of high-end technological products consisting of LED display screens and holding of strategic investments
Electronics	–	development, manufacture and distribution of electronic products including automotive electronics, specialty electronics, parts and components, wire harness and cables, and loudspeakers
Batteries	–	development, manufacture and distribution of batteries and battery related products
Electrical	–	development, manufacture and distribution of electrical installation products

Analysis of the Group's segment information is as follows:

(a) Business segments

2004

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	358	1,684,102	–	–	–	1,684,460
Inter-segment sales	43	–	–	–	(43)	–
	401	1,684,102	–	–	(43)	1,684,460
Inter-segment sales are charged at prevailing market rates						
Results						
Segment results	15,245	60,178	–	–	–	75,423
Unallocated corporate expenses						(61,989)
Other corporate income						19,621
Profit from operations						33,055
Net investment loss						(79,895)
Finance costs						
Segment	(1,050)	(30,916)	–	–	–	(31,966)
Corporate						(30,212)
Share of results of associates	428	101,583	121,541	236,731	–	460,283
Amortisation of goodwill on acquisition of associates						(7,138)
Realisation of negative goodwill on acquisition of associates						1,350
Realisation of reserves upon disposal of associates						(9,158)
Impairment losses recognised for goodwill on acquisition of subsidiaries						(7,600)
Impairment loss recognised for goodwill on acquisition of an associate						(17,189)
Loss on deemed partial disposal of a subsidiary						(6,085)
Loss on deemed partial disposal of associates						(479)
Profit before taxation						304,966
Taxation						(80,087)
Profit before minority interests						224,879
Minority interests						(51,066)
Net profit for the year						173,813
Assets						
Segment assets	355,756	1,351,609	–	–	(23,510)	1,683,855
Interests in associates	61,846	480,713	761,162	890,528	–	2,194,249
Unallocated corporate assets						354,160
Consolidated total assets						4,232,264

2004

	Technology & Strategic	Electronics	Batteries	Electrical	Elimination	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Liabilities						
Segment liabilities	475,256	466,655	–	–	(486,300)	455,611
Borrowings						
Segment	15,079	1,062,451	–	–	–	1,077,530
Corporate						1,021,833
Convertible note						88,507
Unallocated corporate liabilities						37,560
Consolidated total liabilities						2,681,041
Other information						
Capital expenditure						
Segment	368	123,671	–	–	–	124,039
Corporate						1,821
Depreciation and amortisation						
Segment	7,849	37,587	–	–	–	45,436
Corporate						5,302
Additions of negative goodwill on acquisition of associates	–	–	8,619	–	–	8,619
Additions of goodwill arising from acquisition of additional interests in subsidiaries						
Segment	–	250	–	–	–	250
Corporate						6,862

2003 (As restated)

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	394,472	1,414,655	–	–	–	1,809,127
Inter-segment sales	44	651	–	–	(695)	–
	394,516	1,415,306	–	–	(695)	1,809,127
Inter-segment sales are charged at prevailing market rates						
Results						
Segment results	40,175	31,156	–	–	–	71,331
Unallocated corporate expenses						(19,580)
Other corporate income						23,891
Profit from operations						75,642
Net investment loss						(29,849)
Finance costs						
Segment	(7,536)	(38,586)	–	–	–	(46,122)
Corporate						(42,303)
Share of results of associates	(3,908)	97,259	81,225	28,719	–	203,295
Amortisation of goodwill on acquisition of associates						(7,138)
Realisation of negative goodwill on acquisition of associates						1,281
Loss on deemed partial disposal of a subsidiary						(944)
Loss on deemed partial disposal of associates						(70)
Loss on deemed disposal of a subsidiary						(4,008)
Loss on disposal of subsidiaries						(18)
Gain on disposal of associates						1,006
Profit before taxation						150,772
Taxation						(52,684)
Profit before minority interests						98,088
Minority interests						(29,279)
Net profit for the year						68,809
Assets						
Segment assets	366,476	1,308,746	–	–	(27,228)	1,647,994
Interests in associates	61,990	475,450	639,219	552,756	–	1,729,415
Unallocated corporate assets						260,579
Consolidated total assets						3,637,988

2003 (As restated)

	Technology & Strategic	Electronics	Batteries	Electrical	Elimination	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Liabilities						
Segment liabilities	483,069	397,564	–	–	(500,709)	379,924
Borrowings						
Segment	15,652	998,879	–	–	–	1,014,531
Corporate						907,489
Convertible note						85,925
Unallocated corporate liabilities						28,064
Consolidated total liabilities						2,415,933
Other information						
Capital expenditure						
Segment	25,480	31,033	–	–	–	56,513
Corporate						9,332
Depreciation and amortisation						
Segment	23,854	33,284	–	–	–	57,138
Corporate						5,473
Additions of goodwill on acquisition of associates						36
Additions of negative goodwill on acquisition of associates	–	–	6,336	–	–	6,336

(b) Geographical segments

Manufacturing and distribution of the Group's products are carried out in The People's Republic of China ("the PRC") including Hong Kong and certain other Asia-Pacific, Middle East and European countries. The Group also maintains marketing function in America.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

	Turnover		*Profit before taxation*	
	2004	**2003**	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The PRC				
– Hong Kong	70,877	159,709	48,659	15,004
– Mainland China	143,091	99,564	79,428	38,577
Other Asian countries	623,407	574,649	38,718	17,688
Europe	411,482	426,344	41,292	20,712
North & South America	367,593	447,773	33,451	32,965
Australia & New Zealand	60,170	91,542	51,654	22,287
Others	7,840	9,546	11,764	3,539
	1,684,460	1,809,127	304,966	150,772

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical areas in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2004	**2003**	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The PRC				
– Hong Kong	1,250,704	1,111,051	6,486	21,737
– Mainland China	1,175,089	1,115,508	100,039	37,929
Other Asian countries	998,397	770,561	9,811	468
Europe	361,475	338,818	16,636	5,711
North & South America	196,002	162,893	–	–
Australia & New Zealand	243,608	137,252	–	–
Others	6,989	1,905	–	–
	4,232,264	3,637,988	132,972	65,845

5. OTHER OPERATING EXPENSES

	2004	**2003**
	HK$'000	*HK$'000*
The other operating expenses comprise:		
Restructuring costs for speaker businesses	6,401	5,433
Amortisation of goodwill on acquisition of subsidiaries	1,233	983
Expenses incurred for the closure of a factory in the United Kingdom	–	6,506
	7,634	12,922

6. PROFIT FROM OPERATIONS

	2004 *HK$'000*	2003 *HK$'000*
Profit from operations has been arrived at after charging:		
Directors' emoluments (see below)	28,549	22,335
Staff salaries, allowances and welfare	237,174	231,852
Total staff costs	265,723	254,187
Amortisation of deferred expenditure (included in administrative expenses)	–	11,319
Amortisation of trademarks (included in administrative expenses)	4,183	4,183
Auditors' remuneration		
Current year	3,013	3,295
Underprovision for prior years	126	1,481
Depreciation and amortisation on		
Owned assets	43,987	45,025
Assets held under finance leases	1,335	1,101
Loss on disposal of property, plant and equipment	3,807	8,858
Minimum lease payments made in respect of		
Rental premises	15,984	13,550
Others	3,516	3,145
Research expenditure incurred	26,447	25,665
and after crediting:		
Dividend income from:		
Listed investments	4,693	4,362
Unlisted investments	4	5
Interest earned on bank deposits and balances	7,532	16,094
Interest income from associates	1,896	529
Rental income from investment properties, less outgoings of HK$828,000 (2003: HK$1,243,000)	4,174	5,656
Rental income from land and buildings, less nil outgoings (2003: nil)	–	1,386
Surplus on valuation of investment properties	14,209	7,013

Directors' emoluments and employees' emoluments

	2004 *HK$'000*	2003 *HK$'000*
Directors		
Fees:		
Executive	90	90
Non-executive	200	130
	290	220
Other emoluments to executive directors:		
Salaries and other benefits	14,928	13,849
Performance related incentive payments	11,927	6,964
Retirement benefit scheme contributions	1,404	1,302
	28,259	22,115
	28,549	22,335

The amounts disclosed above include directors' fees of HK$200,000 (2003: HK$130,000) payable to non-executive directors.

During the year, the Group also provided accommodation to an executive director and the rateable value of the property amounted to HK$489,000 (2003: nil). The amount has not been included in above.

Emoluments of the directors were within the following bands:

	Number of director(s)	
	2004	2003
HK$Nil – HK$1,000,000	6	6
HK$1,000,001 to HK$1,500,000	–	1
HK$1,500,001 to HK$2,000,000	2	1
HK$2,000,001 to HK$2,500,000	1	1
HK$3,500,001 to HK$4,000,000	–	1
HK$4,500,001 to HK$5,000,000	1	–
HK$6,000,001 to HK$6,500,000	–	2
HK$8,000,001 to HK$8,500,000	2	–

Employees

The five highest paid individuals of the Group for the year included three (2003: three) directors of the Company, details of whose emoluments are set out above. The emoluments of the two (2003: two) highest paid employees of the Group, not being a director of the Company, are as follows:

	2004	2003
	HK$'000	*HK$'000*
Salaries and other benefits	5,230	4,545
Performance related incentive payments	1,158	1,086
Retirement benefit scheme contributions	283	269
	6,671	5,900

Emoluments of these employees were within the following bands:

	Number of employee(s)	
	2004	2003
HK$2,000,001 to HK$2,500,000	1	–
HK$2,500,001 to HK$3,000,000	–	1
HK$3,000,001 to HK$3,500,000	–	1
HK$4,000,001 to HK$4,500,000	1	–

7. NET INVESTMENT LOSS

	2004	2003
	HK$'000	*HK$'000*
Net investment loss comprises:		
Net unrealised holding loss on investments in securities	79,895	15,349
Write-off of investments in e-business	–	14,500
	79,895	29,849

8. FINANCE COSTS

	2004	2003
	HK$'000	*HK$'000*
Interest on bank and other borrowings:		
Wholly repayable within five years	59,278	85,461
Not wholly repayable within five years	190	293
Convertible note	2,582	2,502
Finance leases	128	169
Total borrowing costs	62,178	88,425

9. SHARE OF RESULTS OF ASSOCIATES

The share of results of associates included the share of net gain of CIH Limited (formerly known as Clipsal Industries (Holdings) Limited) ("CIHL") of HK$206,299,000, after the realisation of reserves of HK$32,617,000, on disposal of certain operations. Details of these transactions are set out in note 16(*b*).

10. TAXATION

	2004	2003
	HK$'000	*HK$'000*
		(As restated)
The charge comprises:		
The Company and its subsidiaries:		
Hong Kong Profits Tax	8,846	6,528
Taxation in jurisdictions other than Hong Kong	7,305	6,630
Deferred taxation (note 29)	2,146	3,650
Sub-total	18,297	16,808
Share of taxation of associates:		
Hong Kong Profits Tax	3,412	3,848
Taxation in jurisdictions other than Hong Kong	58,378	32,028
Sub-total	61,790	35,876
Total	80,087	52,684

Hong Kong Profits Tax is calculated at 17.5% (2003: 16%) of the estimated assessable profit for the year.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

A statement of reconciliation of taxation is as follows:

	2004	2003
	HK$'000	*HK$'000*
Profit before taxation	304,966	150,772
Tax at the Hong Kong Profits Tax rate of 17.5% (2003: 16%)	53,369	24,124
Tax effect of expenses not deductible for tax purposes	45,005	22,246
Tax effect of income not taxable for tax purposes	(51,186)	(11,457)
Tax effect of deferred tax assets not recognised	17,478	7,404
Tax effect on utilisation of tax losses previously not recognised	(11,679)	(5,050)
Effect of different tax rates of subsidiaries and associates in jurisdictions other than Hong Kong	16,498	7,127
Others	10,602	8,290
Taxation charge for the year	80,087	52,684

11. DIVIDENDS

	2004	2003
	HK$'000	*HK$'000*
Final dividend proposed of 5.0 cents (2003: 3.5 cents) per share	27,149	18,617
Special dividend proposed of 5.0 cents (2003: nil) per share	27,149	–
Interim dividend paid of 4.0 cents (2003: 3.0 cents) per share	21,644	15,957
Additional prior year's dividend paid as a result of exercise of share options	283	–
	76,225	34,574

12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the years ended March 31, 2004 and 2003 is computed based on the following data:

	2004	2003
	HK$'000	*HK$'000* (As restated)
Earnings		
Net profit for the year and earnings for the purpose of basic earnings per share	173,813	68,809
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	(5,692)	(615)
Adjustment resulting from the assumed conversion of the convertible note	(16,396)	(4,385)
Earnings for the purpose of diluted earnings per share	151,725	63,809
	'000	*'000*
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	537,955	531,905
Effect of dilutive potential shares on share options	6,951	606
Weighted average number of shares for the purpose of diluted earnings per share	544,906	532,511

The adjustment to comparative basic and diluted earnings per share, arising from the changes in accounting policies shown in note 2, is as follows:

	Basic *HK cents*	Diluted *HK cents*
Reconciliation of 2003 earnings per share:		
Reported figures before adjustments	13.44	12.48
Adjustments arising from the adoption of SSAP 12 (Revised)	(0.51)	(0.50)
Restated	12.93	11.98

The computation of diluted earnings per share assumes the conversion of the convertible note as set out in note 28 into the shares of GP Industries Limited ("GP Ind").

13. INVESTMENT PROPERTIES

	THE GROUP *HK$'000*	THE COMPANY *HK$'000*
At April 1, 2002	89,700	–
Transfer from property, plant and equipment	18,380	–
Transfer to property, plant and equipment	(2,798)	–
Surplus on valuation	7,013	–
At March 31, 2003 and April 1, 2003	112,295	–
Transfer from property, plant and equipment	12,476	11,505
Surplus on valuation	14,209	2,395
At March 31, 2004	**138,980**	**13,900**

The Group's and the Company's investment properties shown above comprise:

	THE GROUP		THE COMPANY	
	2004 *HK$'000*	2003 *HK$'000*	2004 *HK$'000*	2003 *HK$'000*
Held in Hong Kong under medium term leases	96,380	81,620	13,900	–
Freehold properties held outside Hong Kong	42,600	30,675	–	–
	138,980	112,295	13,900	–

The investment properties of the Group were revalued at March 31, 2004 on an open market existing use basis by RHL Appraisal Ltd. and EWS Chartered Surveyors, independent professional valuers.

The investment properties of the Company were revalued at March 31, 2004 on an open market existing use basis by RHL Appraisal Ltd., independent professional valuers.

At the balance sheet date, certain of the Group's investment properties are rented out under operating leases.

14. PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings	Leasehold land and buildings	Leasehold improve-ments	Machinery and equipment	Moulds and tools	Properties under development	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP								
Cost or valuation								
At April 1, 2003	16,457	112,738	72,982	202,093	29,020	15,289	82,087	530,666
Currency realignment	2,620	–	190	2,230	3,066	–	1,745	9,851
Transfer to investment properties	–	(15,805)	–	–	–	–	–	(15,805)
Additions	–	–	6,622	19,859	6,879	83,248	9,252	125,860
Disposal	–	(10,795)	(7,550)	(16,379)	(4,709)	–	(6,795)	(46,228)
At March 31, 2004	19,077	86,138	72,244	207,803	34,256	98,537	86,289	604,344
Comprising:								
At cost	19,077	36,552	72,244	207,803	34,256	98,537	86,289	554,758
At valuation – 1994	–	46,883	–	–	–	–	–	46,883
At valuation – 2002	–	2,703	–	–	–	–	–	2,703
	19,077	86,138	72,244	207,803	34,256	98,537	86,289	604,344
Depreciation and amortisation								
At April 1, 2003	1,895	25,609	49,159	134,605	18,620	–	40,883	270,771
Currency realignment	358	–	147	1,786	1,976	–	1,525	5,792
Transfer to investment properties	–	(3,329)	–	–	–	–	–	(3,329)
Provided for the year	357	3,127	7,715	22,022	5,099	–	7,002	45,322
Eliminated on disposals	–	(2,371)	(7,513)	(11,834)	(4,709)	–	(6,218)	(32,645)
At March 31, 2004	2,610	23,036	49,508	146,579	20,986	–	43,192	285,911
Net book values								
At March 31, 2004	16,467	63,102	22,736	61,224	13,270	98,537	43,097	318,433
At March 31, 2003	14,562	87,129	23,823	67,488	10,400	15,289	41,204	259,895

	Leasehold land and buildings	Leasehold improve-ments	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
THE COMPANY				
Cost or valuation				
At April 1, 2003	14,500	11,748	40,324	66,572
Additions	–	801	1,019	1,820
Disposals	–	–	(1,374)	(1,374)
Transfer to investment properties	(14,500)	–	–	(14,500)
At March 31, 2004	**–**	**12,549**	**39,969**	**52,518**
Depreciation and amortisation				
At April 1, 2003	2,648	7,672	22,181	32,501
Provided for the year	347	1,071	3,851	5,269
Eliminated on disposals	–	–	(1,248)	(1,248)
Transfer to investment properties	(2,995)	–	–	(2,995)
At March 31, 2004	**–**	**8,743**	**24,784**	**33,527**
Net book values				
At March 31, 2004	**–**	**3,806**	**15,185**	**18,991**
At March 31, 2003	11,852	4,076	18,143	34,071

The Group has adopted the transitional relief provided by SSAP 17 (Revised) regarding the requirement to revalue properties, which had been carried at revalued amounts prior to September 30, 1995, and accordingly, no further revaluation of these properties will be carried out. Had these properties been carried at cost less accumulated depreciation and amortisation, the carrying value of these properties of the Group at March 31, 2004 would have been stated at approximately HK$18,358,000 (2003: HK$22,458,000) and the carrying value of these properties of the Company at March 31, 2003 would have been stated at HK$2,554,000.

	THE GROUP		THE COMPANY	
	2004	**2003**	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The Group's and the Company's property interests shown above comprise:				
Freehold properties held outside Hong Kong	16,467	14,562	–	–
Leasehold properties:				
Held in Hong Kong, medium term leases	56,098	71,061	–	11,852
Held outside Hong Kong, medium term leases	1,702	10,218	–	–
Short term leases	5,302	5,850	–	–
	79,569	101,691	–	11,852
Net book value of property, plant and equipment held under finance leases:				
Machinery and equipment	2,334	2,668	–	–
Others	4,449	3,582	3,886	2,878
	6,783	6,250	3,886	2,878

15. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2004	2003
	HK$'000	*HK$'000*
Listed shares, at cost	1,128,416	1,086,592
Unlisted shares, at cost	337,798	337,798
Impairment losses	(209,155)	(209,155)
	1,257,059	1,215,235
Amounts due from subsidiaries	643,360	642,825
	1,900,419	1,858,060
Market values of listed shares at March 31	1,948,612	1,187,512

The amounts due from subsidiaries are unsecured and have no fixed terms of repayment. In the opinion of the directors, the Company will not demand for the repayment of the amounts within next twelve months from the balance sheet date and accordingly, the amounts are shown as non-current.

The listed shares represent the investment in GP Ind which is incorporated in the Republic of Singapore and its shares are listed on the Singapore Stock Exchange.

Impairment losses were recognised based on the recoverable amounts of subsidiaries which were determined by the estimated discounted net cash flows from these subsidiaries. The carrying amounts of the subsidiaries were reduced to the respective recoverable amounts which were estimated using market borrowing rates.

Particulars of the principal subsidiaries at March 31, 2004 are set out in note 42.

16. INTERESTS IN ASSOCIATES

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
		(As restated)
Share of net assets	2,150,384	1,627,741
Goodwill on acquisition of associates	67,515	91,842
Negative goodwill on acquisition of associates	(31,971)	(24,702)
	2,185,928	1,694,881
Amounts due from associates	20,121	46,334
Impairment losses recognised	(11,800)	(11,800)
	2,194,249	1,729,415
Market values of listed shares at March 31	1,656,750	989,354

Amounts due from associates have no fixed repayment terms. In the opinion of the directors, the Group will not demand for the repayment within the next twelve months from the balance sheet date. Accordingly, the amounts are shown as non-current assets.

Impairment losses were recognised based on the recoverable amounts of associates which were determined by the estimated discounted net future cash flows from these associates. The carrying amounts of the associates are reduced to the respective recoverable amounts which are estimated using market borrowing rates.

Details of movements of goodwill and negative goodwill on acquisition of associates are as follows:

	Goodwill on acquisition of associates		Negative goodwill on acquisition of associates	
	2004	**2003**	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cost				
At beginning of the year	185,351	187,200	27,416	21,080
Acquired on purchase of associates	–	36	8,619	6,336
Disposal of an associate	–	(1,885)	–	–
At end of the year	185,351	185,351	36,035	27,416
Amortisation and impairment loss				
At beginning of the year	93,509	88,256	2,714	1,433
Provided for the year	7,138	7,138	–	–
Realised during the year	–	–	1,350	1,281
Eliminated on disposal of an associate	–	(1,885)	–	–
Impairment loss recognised	17,189	–	–	–
At end of the year	117,836	93,509	4,064	2,714
Net book values				
At end of the year	67,515	91,842	31,971	24,702
At beginning of the year	91,842	98,944	24,702	19,647

Goodwill arising from acquisition of associates is amortised over the estimated useful lives and the foreseeable lives of goodwill arising from past acquisition ranging from five to twenty years.

Negative goodwill arising from acquisition of associates is released to income on a straight line basis over a period of not more than twenty years representing the estimated average useful lives of the depreciable assets acquired in the acquisition.

During the year, the management conducts a review of the recoverable amounts of goodwill arising on acquisition and an impairment loss of HK$17,189,000 was recognised with reference to future discounted cash flow.

Particulars of the principal associates at March 31, 2004 are set out in note 43.

(a) At March 31, 2004, the Group has interests in shares in GP Batteries International Limited ("GPBI"), a company with its shares listed on the Singapore Stock Exchange. The financial year end date of GPBI is March 31. The financial information in respect of GPBI based on its audited financial statements for the year ended March 31, 2004 and the relevant information in respect of the Group's interest in GPBI are as follows:

	At March 31, 2004 *HK$'000*	At March 31, 2003 *HK$'000*
Financial position		
Total assets	4,044,930	3,526,722
Total liabilities	2,294,140	1,981,707
Minority interests	196,145	191,974
Share of net assets of GPBI	776,880	660,825
Market value of the shares in GPBI held by the Group at March 31	954,416	404,563

	Year ended March 31, 2004 *HK$'000*	Year ended March 31, 2003 *HK$'000*
Results for the year		
Turnover	3,719,233	2,906,713
Net profit for the year	203,426	143,345
Net profit for the year attributable to the Group	86,581	59,968

(b) At March 31, 2004, the Group has interests in shares in CIHL, a company with its shares listed on the Singapore Stock Exchange. The financial year end date of CIHL is December 31. The financial information in respect of CIHL based on its audited financial statements for the year ended December 31, 2003 and the relevant information in respect of the Group's interest in CIHL are as follows:

	At December 31, 2003 *HK$'000*	At December 31, 2002 *HK$'000*
Financial position		
Total assets	3,388,932	2,125,030
Total liabilities	1,617,467	1,008,291
Minority interests	16,743	24,920
Share of net assets of CIHL	864,944	537,612

	2004	2003
	HK$'000	*HK$'000*
Market value of the shares in CIHL held by the Group at March 31	702,334	584,791

	Year ended December 31, 2003	Year ended December 31, 2002
	HK$'000	HK$'000
Results for the year		
Turnover	858,377	818,322
Net profit for the year	494,453	35,163
Net profit for the year attributable to the Group	207,145	15,001

On August 25, 2003, CIHL entered into two inter-dependent and conditional transactions with Schneider Electric SA ("Schneider") (collectively referred to as the "Transactions"):

(i) a 50-50 joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS Business") in Asia pursuant to the terms of a conditional joint venture agreement (the "JVA") entered into by CIHL and Schneider (the "Asian Joint Venture"); and

(ii) the sale of the CIHL's entire 52.4 percent effective interest in the EWDIS Business of Gerard Industries (No. 3) Pty Ltd. ("Gerard Industries") in Australia (the "Australian Disposal").

The Asian Joint Venture

The Asian Joint Venture was set up by issuing 10 shares of US$1 each to CIHL and Schneider respectively. In addition, CIHL injected its EWDIS Business in Asia into the Asian Joint Venture valued at US$106.7 million, of which US$59.6 million pertains to consideration for 59,599,990 shares in the Asian Joint Venture and the remaining US$47.1 million to be paid to CIHL in cash. Schneider injected its electrical wiring devices business in Asia into the Asian Joint Venture valued at US$12.5 million and cash injection of US$47.1 million in consideration for 59,599,990 shares in the Asian Joint Venture.

CIHL and Schneider each have a put and call option in respect of their investment in the Asian Joint Venture. Under the terms of the revised JVA dated December 22, 2003, CIHL has an option to sell its entire 50% interest in the Asian Joint Venture to Schneider (the "Clipsal Put Option") and Schneider has an option to acquire CIHL's entire 50% interest in the Asian Joint Venture (the "Schneider Call Option"). CIHL will be entitled to exercise the Clipsal Put Option at any time after December 21, 2004 subject to the satisfaction of certain conditions and Schneider may exercise the Schneider Call Option during a 90-day period after April 1, 2007 and then at any time after April 1, 2008. In addition, at any time on the occurrence of certain events specified in the JVA may trigger either the Clipsal Put Option or the Schneider Call Option being exercised by the respective party.

The Australian Disposal

The Australian Disposal is governed by the terms of the Australian sale and purchase agreement (the "Australian SPA") and involves:

(i) The sale of CIHL's entire 52.4% effective interest in Gerard Industries' EWDIS Business to Schneider;

(ii) The payment of initial proceeds amounting A$90.4 million by Schneider to CIHL for the above-mentioned sale;

(iii) The payment of A$56 million by Schneider is being retained by Schneider for a period of 4 years from December 22, 2003 to cover any liability that CIHL may incur in respect of any warranty claims with regards to the Gerard Industries' EWDIS Business; and

(iv) A further payment amounting to up to A$7.6 million dependent on resolution of tax and other issues.

The Transactions were completed on December 22, 2003. Net gain of CIHL on the Transactions with Schneider to form the Asian Joint Venture and simultaneously sell to Schneider the Group's entire interest in the EWDIS Business held by its associate, Gerard Industries, for the year ended December 31, 2003 amounted to S$105,487,000.

17. TRADEMARKS

	2004	2003
	HK$'000	*HK$'000*
THE GROUP		
Cost		
At beginning and end of the year	83,655	83,655
Amortisation		
At beginning of the year	23,006	18,823
Provided for the year	4,183	4,183
At end of the year	27,189	23,006
Net book values		
At end of the year	56,466	60,649

Trademarks acquired by the Group are amortised over their estimated useful lives which are estimated to be twenty years.

18. INVESTMENTS IN SECURITIES

	Investment securities		Other investments		Total	
	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
Listed securities in Hong Kong	–	–	484	185	484	185
Listed securities in jurisdictions other than Hong Kong	–	–	288,957	353,684	288,957	353,684
Total listed securities	–	–	289,441	353,869	289,441	353,869
Unlisted securities	4,153	3,949	–	1,891	4,153	5,840
	4,153	3,949	289,441	355,760	293,594	359,709
Market value of listed securities	–	–	307,419	275,189	307,419	275,189
Carrying value of investments in securities is analysed as follows:						
Current	–	–	149,786	182,351	149,786	182,351
Non-current	4,153	3,949	139,655	173,409	143,808	177,358
	4,153	3,949	289,441	355,760	293,594	359,709

All of the above investments in securities are equity securities.

Included in other investments of HK$289,441,000 at March 31, 2004 (2003: HK$355,760,000) is an amount of HK$288,956,000 (2003: HK$352,563,000) representing the Group's investment in the equity securities of 美隆電器廠股份有限公司 Meiloon Industrial Co. Ltd. ("Meiloon"), a company incorporated in Taiwan which is engaged in the manufacture and sale of loudspeakers. Shares of Meiloon were traded on the main board of the stock exchange in Taiwan.

The fair value of the investment in Meiloon for both years was derived from the professional valuation made by 犇亞證券股份有限公司 Primasia Securities Company Limited, a firm of independent securities traders in Taiwan, after adjusting for a discount factor as considered appropriate by the directors of the Company with reference to the specific business environment of Meiloon. Market value of these securities was not used as the fair value since the market price, in the opinion of directors, cannot reflect the fair value of these securities due to the fluctuation of the stock market.

The remaining other investments are stated at their market values.

Particulars of an investment as at March 31, 2004 are as follows:

Name of investee	Place of incorporation	Proportion of nominal value of issued capital attributable to the Group	Principal activities
Meiloon	Taiwan	15.04% (2003: 15.22%)	Manufacture and sale of loudspeakers

19. ADVANCES TO TRADE ASSOCIATES

THE GROUP

Included in advances to trade associates are advances of HK$97,000,000 (2003: HK$97,000,000) which are non-interest bearing and have no fixed repayment term. Such advances were granted for facilitating the selling and distribution of the Group's products in the PRC. Accordingly, the amounts are classified as non-current.

An amount of HK$12,000,000 (2003: HK$12,000,000) represents a receivable from an owner of a trade associate of the Group who pledged the entire issued share capital of that trade associate in favour of GP Ind and granted an option to GP Ind to acquire these shares during the period from January 1, 1999 to December 31, 2001, which was extended to December 31, 2002, at a price to be agreed. Pursuant to a supplementary agreement entered into by the parties involved on December 30, 2002, the option period was extended to February 28, 2004. Pursuant to a supplementary agreement entered into by the parties involved on April 20, 2004, the option period has been further extended to February 28, 2005. The receivable bears interest at commercial rates. As March 31, 2004 the amount is included in debtors, bills receivable and prepayments.

20. DEFERRED EXPENDITURE

	Technical know-how	
	2004	2003
	HK$'000	*HK$'000*
THE GROUP		
Cost		
At beginning of the year and at end of the year	14,892	14,892
Amortisation		
At beginning of the year and at end of the year	(14,892)	(14,892)
Net book values		
At beginning of the year and at end of the year	–	–

21. GOODWILL

	2004	2003
	HK$'000	*HK$'000*
THE GROUP		
Cost		
At beginning of the year	10,162	10,162
Goodwill arising from acquisition of additional interest in subsidiaries	7,112	–
At end of the year	17,274	10,162
Amortisation and impairment losses		
At beginning of the year	1,016	33
Charge for the year	1,233	983
Impairment losses recognised	7,600	–
At end of the year	9,849	1,016
Net book values		
At end of the year	7,425	9,146

Goodwill is amortised over its estimated useful life. The foreseeable lives of goodwill arising from the acquisition are expected to be not more than twenty years.

During the year, the management conducted a review of the recoverable amount of goodwill and impairment losses of HK$7,600,000 were recognised with reference to future discounted cash flows.

22. INVENTORIES

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
Raw materials	129,594	132,356
Work in progress	19,852	15,883
Finished goods	131,477	134,757
	280,923	282,996

At March 31, 2004, the carrying amount of inventories included in the above that were carried at net realisable value was approximately HK$261,000 (2003: HK$2,642,000).

23. DEBTORS, BILLS RECEIVABLE AND PREPAYMENTS

The Group allows its trade customers with credit periods normally ranging from 30 days to 120 days. The following is an aged analysis of debtors, bills receivable and prepayments at the balance sheet date:

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
0 – 60 days	268,109	271,892
61 – 90 days	27,983	13,530
Over 90 days	266,240	247,768
	562,332	533,190

24. CREDITORS AND ACCRUED CHARGES

The following is an aged analysis of creditors and accrued charges at the balance sheet date:

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
0 – 60 days	389,841	294,101
61 – 90 days	39,852	54,966
Over 90 days	42,812	44,993
	472,505	394,060

25. OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments		Present value of minimum lease payments	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts payable under finance leases are as follows:				
THE GROUP				
Within one year	2,823	2,200	2,742	2,127
In the second to fifth years inclusive	1,748	2,748	1,733	2,698
	4,571	4,948	4,475	4,825
Less: Future finance charges	(96)	(123)	–	–
Present value of lease obligations	4,475	4,825	4,475	4,825
Less: Amount due within one year shown under current liabilities (note 27)			(2,742)	(2,127)
Amount due after one year			1,733	2,698

	Minimum lease payments		Present value of minimum lease payments	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
THE COMPANY				
Within one year	1,803	1,137	1,770	1,083
In the second to fifth years inclusive	1,572	1,599	1,562	1,566
	3,375	2,736	3,332	2,649
Less: Future finance charges	(43)	(87)	–	–
Present value of lease obligations	3,332	2,649	3,332	2,649
Less: Amount due within one year shown *under current liabilities (note 27)*			(1,770)	(1,083)
Amount due after one year			1,562	1,566

It is the Group's policy to lease certain of its property, plant and equipment under finance leases. The finance leases are negotiated for a lease term from 3 to 4 years. Interest rates are negotiated at the prevailing market rates and are fixed at the contract date. All leases are on a fixed repayment basis.

26. BANK LOANS, OVERDRAFTS AND IMPORT LOANS

	THE GROUP		THE COMPANY	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Current portion of bank loans (note 27)	737,500	724,946	446,210	609,639
Short term bank loans	193,021	164,882	–	55,700
Import loans	12,156	14,016	–	–
Bank overdrafts	6,701	7,361	–	–
	949,378	911,205	446,210	665,339
Secured	6,349	1,312	760	739
Unsecured	943,029	909,893	445,450	664,600
	949,378	911,205	446,210	665,339

27. BORROWINGS

	THE GROUP		THE COMPANY	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank loans				
– Unsecured	1,440,826	1,288,094	1,011,950	841,850
– Secured (Note a)	21,630	22,942	6,551	7,290
Fixed rate notes (Note b)	420,554	419,900	–	–
	1,883,010	1,730,936	1,018,501	849,140
Obligations under finance leases (note 25)	4,475	4,825	3,332	2,649
	1,887,485	1,735,761	1,021,833	851,789
Less: Amount due within one year				
– bank loans (note 26)	(737,500)	(724,946)	(446,210)	(609,639)
– obligations under finance leases (note 25)	(2,742)	(2,127)	(1,770)	(1,083)
	1,147,243	1,008,688	573,853	241,067
The bank loans are repayable within a period of:				
Within 1 year	737,500	724,946	446,210	609,639
Between 1-2 years	492,842	491,899	327,531	223,960
Between 2-5 years	648,170	508,087	242,226	12,159
Over 5 years	4,498	6,004	2,534	3,382
	1,883,010	1,730,936	1,018,501	849,140
Less: Amount due within one year shown under current liabilities (note 26)	(737,500)	(724,946)	(446,210)	(609,639)
	1,145,510	1,005,990	572,291	239,501

Notes:

(a) The bank loans are secured by properties with an aggregate carrying value of approximately HK$36,318,000 (2003: HK$34,845,000) in favour of banks for the mortgage loan facilities granted.

(b) GP Ind, a subsidiary of the Group, issued an amount of S$50 million (equivalent to HK$211,700,000) 3.95% fixed rate notes on April 16, 2001 under a S$200 million Medium Term Note Programme ("MTN Programme") established by GP Ind on April 11, 2001. The fixed rate notes which will be due in 2004 bear interest at 3.95% per annum and are listed on the Singapore Stock Exchange.

On November 18, 2002, GP Ind issued an amount of S$50 million unlisted floating rate notes to a syndicate of banks as a second series of its MTN Programme. The floating rate notes which will be due in 2005 bear interest at prevailing market rate. In December 2002, GP Ind entered into an interest rate swap agreement with a bank to swap the floating rate notes for a fixed rate for the period from May 19, 2003 to May 18, 2004. During the year, GP Ind purchased and cancelled S$4.5 million (2003: S$5 million) of the notes.

At March 31, 2004, the outstanding balance of these notes were S$90.5 million (equivalent to HK$420,554,000) (2003: S$95 million (equivalent to HK$419,900,000)).

(c) On May 14, 2004, GP Ind signed a 3-year term loan facility agreement with a syndicate of banks to raise S$70 million and US$18 million. The proceeds will be used to refinance its existing S$50 million 3.95% fixed rate note in April 1, 2004 and for general working capital purpose.

28. CONVERTIBLE NOTE

	2004 *HK$'000*	2003 *HK$'000*
THE GROUP AND THE COMPANY		
Convertible note issued	80,000	80,000
Interest accrued	8,507	5,925
	88,507	85,925

On October 12, 2000, the Company entered into a subscription agreement (the "Subscription Agreement") with an overseas investor in connection with the issue of a convertible note (the "Convertible Note") of HK$80,000,000 for cash on October 31, 2000. The Convertible Note will mature and will be repaid to the holder of the Convertible Note on the date falling five years after the date of issue of the Convertible Note. There is no early redemption option for the Convertible Note.

The holder of the Convertible Note has been granted with the rights (the "Rights") at any time during the period from the date of issue to the maturity date of the Convertible Note (both days inclusive) as follows:

(a) To convert in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into new ordinary shares of the Company of HK$0.50 each at an initial conversion price of HK$2.60 per share (the "Conversion Price"); or

(b) To exchange in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into ordinary shares of GP Ind of S$0.20 each at an initial exchange price of S$0.845 and with a rate of exchange of S$1 to HK$4.453 (the "Exchange Price"); or

(c) A combination of both (a) and (b).

The Conversion Price is subject to adjustment in certain circumstances as detailed in the Subscription Agreement.

In addition, upon the occurrence of any of the following events:

(I) If at any time from the date of issue of the Convertible Note up to (and including) the second anniversary of the date of issue of the Convertible Note, either:

(i) the average of the closing price of the ordinary shares of the Company on the Stock Exchange for fifteen consecutive dealing days is 150% or more of the Conversion Price in force on the last dealing day of such fifteen dealing day period; or

(ii) the average of the closing price of the ordinary shares of GP Ind on the Singapore Stock Exchange for fifteen consecutive dealing days is 150% or more of the Exchange Price in force on the last dealing day of such fifteen day period; or

(II) If at any time from the first day of the third anniversary of the date of issue of the Convertible Note up to (and including) the maturity day of the Convertible Note, either:

(i) the average of the closing price of the ordinary shares of the Company on the Stock Exchange for fifteen consecutive dealing days is 180% or more of the Conversion Price in force on the last dealing day of such fifteen dealing day period; or

(ii) the average of the closing price of the ordinary shares of GP Ind on the Singapore Stock Exchange for fifteen consecutive dealing days is 180% or more of the Exchange Price in force on the last dealing day of such fifteen day period,

the Company is then entitled, at its sole option, either:

(a) To require the holder of the Convertible Note to convert in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into new ordinary shares of the Company of HK$0.50 each at Conversion Price (in case either (I)(i) or (II)(i) is applicable); or

(b) To require the holder of the Convertible Note to exchange in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into ordinary shares of GP Ind of S$0.20 each at the Exchange Price (in case either (I)(ii) or (II)(ii) is applicable); or

(c) A combination of both (a) and (b) (in case either both (I)(i) and (I)(ii) or both (II)(i) and (II)(ii) are applicable).

The Convertible Note bears interest from the date of issue at the rate of 3% per annum accrued on a yearly basis on the principal amount of the Convertible Note outstanding. The interest accrued will not be paid to the holder of the Convertible Note but will be deferred and will thereafter form part of the principal amount of the Convertible Note.

On February 9, 2001, the Company entered into a supplemental deed to amend the Conversion Price from HK$2.60 to HK$2.20 for each ordinary share of the Company with respect to the period from February 9, 2001 to February 8, 2002. The Conversion Price continues to be HK$2.60 for each ordinary share of the Company thereafter from February 9, 2002 to the expiry date of the Convertible Note on October 31, 2005, both days inclusive.

Since its issue on October 12, 2002, no conversion either in whole or in part of the Convertible Note was made.

29. DEFERRED TAXATION

	THE GROUP		THE COMPANY	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
		(As restated)		(As restated)
Balance at beginning of the year				
– as previously reported	666	4,675	–	–
– prior period adjustments (note 2)	6,552	4,598	2,735	2,941
– as restated	7,218	9,273	2,735	2,941
Currency realignment	12	26	–	–
Movement for the year (note 10)	2,146	3,650	(2,735)	(206)
On deemed disposal of a subsidiary	–	(5,731)	–	–
Balance at end of the year	9,376	7,218	–	2,735

The followings are the major deferred tax liabilities and assets recognised by the Group and the Company:

THE GROUP

	Accelerated tax depreciation	Deferred development cost	Tax losses	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At April 1, 2002					
As previously reported	464	4,010	(13)	214	4,675
Adjustment on adoption of SSAP 12 (Revised)	3,279	278	(371)	1,412	4,598
As restated	3,743	4,288	(384)	1,626	9,273
Currency realignment	18	–	–	8	26
Charge (credit) to income statement for the year	284	288	370	2,708	3,650
Deemed disposal of a subsidiary	(1,155)	(4,576)	–	–	(5,731)
At March 31, 2003 and April 1, 2003	2,890	–	(14)	4,342	7,218
Currency realignment	14	–	–	(2)	12
Charge (credit) to income statement for the year	1,471	–	(3,760)	4,435	2,146
At March 31, 2004	4,375	–	(3,774)	8,775	9,376

At March 31, 2004, the Group has unused tax losses of HK$173,514,000 (2003: HK$148,722,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$21,575,000 (2003: HK$88,000) of such losses. No deferred tax asset has been recognised in respect of the remaining tax losses due to the unpredictability of future profit streams. All tax losses may be carried forward indefinitely.

THE COMPANY

	Accelerated tax depreciation *HK$'000*	Tax losses *HK$'000*	Others *HK$'000*	Total *HK$'000*
At April 1, 2002				
As previously reported	–	–	–	–
Adoption of SSAP 12 (Revised)	1,900	(371)	1,412	2,941
As restated	1,900	(371)	1,412	2,941
Charge (credit) to income statement for the year	125	371	(702)	(206)
At March 31, 2003 and April 1, 2003	2,025	–	710	2,735
Charge (credit) to income statement for the year	179	(3,760)	846	(2,735)
At March 31, 2004	2,204	(3,760)	1,556	–

At March 31, 2004, the Company has unused tax losses of HK$42,000,000 (2003: HK$ nil) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$21,490,000 (2003: HK$ nil) of such losses. No deferred tax asset has been recognised in respect of the remaining tax losses due to the unpredictability of future profit streams. All tax losses may be carried forward indefinitely.

30. SHARE CAPITAL

	Number of shares	HK$'000
Ordinary shares of HK$0.50 each:		
Authorised:		
Balance at March 31, 2002, March 31, 2003 and March 31, 2004	800,000,000	400,000
Issued and fully paid:		
Balance at April 1, 2002 and April 1, 2003	531,905,067	265,953
Issue of shares upon exercise of share options	10,285,000	5,142
Balance at March 31, 2004	542,190,067	271,095

During the year ended March 31, 2004, 10,285,000 share options were exercised, resulting in the issue of 10,285,000 shares of HK$0.50 each in the Company of which 100,000 shares were issued at an exercise price of HK$1.41 per share, 2,070,000 shares were issued at an exercise price of HK$1.45 per share, 7,750,000 shares were issued at an exercise price of HK$1.17 per share and the remaining 365,000 shares were issued at an exercise price of HK$1.84 per share. The shares issued rank pari passu with the then existing shares in issue in all respects.

31. SHARE OPTIONS

(i) The Company's share option schemes

Pursuant to an ordinary resolution of the Company passed on September 28, 1999, the Company adopted an executive share option scheme (the "Old ESOS") on that date. The Old ESOS was initially valid and effective for a period of five years from the date of adoption. On September 12, 2002, an ordinary resolution was passed to replace the Old ESOS by a new share option scheme (the "New Option Scheme"). The purposes of the Old ESOS and the New Option Scheme are to enable the Company to grant options to eligible employees and directors as incentives and rewards for their contributions to the Company.

According to the New Option Scheme, the directors of the Company are authorised, at any time within five years after the adoption of the New Option Scheme, to grant options to any directors or employees of the Company or any of its subsidiaries to subscribe for the Company's shares at a price not less than the average of the closing prices of the Company's shares on the five trading days immediately preceding the offer date of the options, the closing price of the Company's shares on the offer date or the nominal value of the Company's shares, whichever is higher. Unless otherwise cancelled or amended, the New Option Scheme will be valid and effective for a period of five years from the date of adoption. The maximum number of shares in respect of which options may be granted under the New Option Scheme cannot exceed 10% of the issued share capital of the Company. The number of shares in respect of which options may be granted to any individual in any twelve-month period up to the offer date is not permitted to exceed 1% of the number of shares in issue.

Option granted under the New Option Scheme must be taken up within the period as specified in the offer of options and upon payment of HK$1 as the consideration for the options granted.

The share options outstanding under the Old ESOS during the year ended March 31, 2004 and as at March 31, 2003 and 2004 are as follows:

Exercisable period	Exercise price	Outstanding at 4.1.2002 and 4.1.2003	Exercised during the year ended 3.31.2004	Outstanding at 3.31.2004
	HK$			
Directors:				
3.8.2000 – 5.7.2005	1.41	4,125,000	–	4,125,000
3.30.2001 – 3.29.2006	1.45	6,625,000	(625,000)	6,000,000
		10,750,000	(625,000)	10,125,000
Employees:				
3.8.2000 – 5.7.2005	1.41	475,000	(100,000)	375,000
3.30.2001 – 3.29.2006	1.45	3,225,000	(1,445,000)	1,780,000
		3,700,000	(1,545,000)	2,155,000

The market prices of the shares on the dates of which options were exercised for the period from July 4, 2003 to February 10, 2004 were ranged from HK$1.72 to HK$2.55 per share.

The share options outstanding under the New Option Scheme during the year ended March 31, 2003 and 2004 and as at March 31, 2003 and 2004 are as follows:

Exercisable period	Exercise price *HK$*	Granted on 10.18.2002	Outstanding at 3.31.2003 and 4.1.2003	Granted during the year ended 3.31.2004	Exercised during the year ended 3.31.2004	Outstanding at 3.31.2004
Directors:						
4.18.2003 - 10.17.2007	1.17	7,750,000	7,750,000	-	(5,150,000)	2,600,000
10.2.2003 - 10.1.2008	1.84	-	-	9,200,000	-	9,200,000
		7,750,000	7,750,000	9,200,000	(5,150,000)	11,800,000
Employees:						
4.18.2003 - 10.17.2007	1.17	3,870,000	3,870,000	-	(2,600,000)	1,270,000
10.2.2003 - 10.1.2008	1.84	-	-	3,895,000	(365,000)	3,530,000
		3,870,000	3,870,000	3,895,000	(2,965,000)	4,800,000

The market price of the shares on the dates of which options were exercised for the period from July 4, 2003 to March 10, 2004 were ranged from HK$1.72 to HK$2.55 per share.

(ii) GP Ind's share option schemes

GP Ind has an executives' share option scheme (the "Old GP Ind ESOS"), which was adopted pursuant to a resolution passed on September 19, 1996 to enable the directors of GP Ind to offer to eligible employees, including executive directors, of GP Ind or any of its subsidiaries options to subscribe for GP Ind's shares. The Old GP Ind ESOS was initially valid and effective for a period of ten years from the date of adoption until it was discontinued and replaced by the new GP Ind share option scheme 1999 (the "GP Ind 1999 Option Scheme") on November 19, 1999 pursuant to a resolution passed at an extraordinary general meeting on the same date. The purpose of the Old GP Ind ESOS is to enable GP Ind to grant options to eligible employees and directors as incentives and rewards for their contributions to GP Ind. Options granted under the Old GP Ind ESOS and the GP Ind 1999 Option Scheme are exercisable after the first anniversary of the date of grant and, the first anniversary or the second anniversary of the date of grant, respectively.

According to the GP Ind 1999 Option Scheme, the directors of GP Ind are authorised, at any time within ten years after the adoption of GP Ind 1999 Option Scheme, to grant options to any directors or employees of GP Ind or any of its subsidiaries to subscribe for GP Ind's shares at a price not more than 20% discount of the average of the closing prices of GP Ind's shares on the three trading days immediately preceding the offer date of the options or the nominal value of the GP Ind's shares, whichever is higher. Unless otherwise cancelled or amended, GP Ind 1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the GP Ind 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of GP Ind on the day preceding the offer date. The number of shares in respect of which options may be granted to any individual at any time is not permitted to exceed 20% of the aggregate number of shares for the time being issued and issuable under the GP Ind 1999 Option Scheme.

Option granted under the GP Ind 1999 Option Scheme must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted.

The share options outstanding under the Old GP Ind ESOS during the year end March 31, 2003 and 2004 and as at March 31, 2003 and 2004 are as follows:

Exercisable period	Exercise price US$	Outstanding at 4.1.2002	Exercised during the year ended 3.31.2003	Cancelled during the year ended 3.31.2003	Outstanding at 3.31.2003	Exercised during the year ended 3.31.2004	Expired/ cancelled during the year ended 3.31.2004	Outstanding at 3.31.2004
Directors of the Company:								
7.23.1999-7.22.2003	0.30	160,000	-	-	160,000	(160,000)	-	-
8.2.2000-8.1.2004	0.41	520,000	-	-	520,000	(260,000)	-	260,000
		680,000	-	-	680,000	(420,000)	-	260,000
Directors of GP Ind:								
8.2.2000-8.1.2004	0.41	200,000	-	-	200,000	(200,000)	-	-
		200,000	-	-	200,000	(200,000)	-	-
Employees:								
7.23.1999-7.22.2003	0.30	950,000	(255,000)	(40,000)	655,000	(575,000)	(80,000)	-
8.2.2000-8.1.2004	0.41	2,010,000	-	(100,000)	1,910,000	(1,045,000)	(25,000)	840,000
		2,960,000	(255,000)	(140,000)	2,565,000	(1,620,000)	(105,000)	840,000

The market prices of shares of GP Ind on the dates of which options were exercised for the period from June 5, 2002 to March 10, 2003 were ranged from S$0.65 to S$0.72 per share in GP Ind. The market prices of shares of GP Ind on the dates of which options were exercised for the period from April 9, 2003 to March 24, 2004, were ranged from S$0.695 to S$1.060 per share in GP Ind.

The share options outstanding under the GP Ind 1999 Option Scheme during the year ended March 31, 2003 and 2004 and as at March 31, 2003 and 2004 are as follows:

Exercisable period	Exercise price S$	Outstanding at 4.1.2002	Granted during the year ended 3.31.2003	Exercised during the year ended 3.31.2003	Cancelled during the year ended 3.31.2003	Outstanding at 3.31.2003	Granted during the year ended 3.31.2004	Exercised during the year ended 3.31.2004	Cancelled during the year ended 3.31.2004	Outstanding at 3.31.2004
Directors of the Company:										
4.14.2002-4.13.2010	0.456	760,000	-	(240,000)	-	520,000	-	-	-	520,000
4.4.2003-4.3.2011	0.620	1,520,000	-	-	-	1,520,000	-	(500,000)	-	1,020,000
8.14.2003-8.13.2012	0.550	-	974,000	-	-	974,000	-	(320,000)	-	654,000
9.15.2004-9.14.2013	0.880	-	-	-	-	-	1,004,000	-	-	1,004,000
		2,280,000	974,000	(240,000)	-	3,014,000	1,004,000	(820,000)	-	3,198,000
Directors of GP Ind:										
4.14.2002-4.13.2010	0.456	180,000	-	-	-	180,000	-	(180,000)	-	-
4.4.2003-4.3.2011	0.620	400,000	-	-	-	400,000	-	-	-	400,000
8.14.2003-8.13.2012	0.550	-	255,000	-	-	255,000	-	(255,000)	-	-
9.15.2004-9.14.2013	0.880	-	-	-	-	-	300,000	-	-	300,000
		580,000	255,000	-	-	835,000	300,000	(435,000)	-	700,000
Non-executive directors of GP Ind:										
4.14.2002-4.13.2005	0.456	170,000	-	-	-	170,000	-	(50,000)	-	120,000
4.4.2003-4.3.2006	0.620	340,000	-	-	-	340,000	-	(100,000)	-	240,000
8.14.2003-8.13.2007	0.550	-	218,000	-	-	218,000	-	(64,000)	-	154,000
9.15.2004-9.14.2013	0.880	-	-	-	-	-	240,000	-	-	240,000
		510,000	218,000	-	-	728,000	240,000	(214,000)	-	754,000
Employees:										
4.14.2002-4.13.2010	0.456	2,055,000	-	(445,000)	(38,000)	1,572,000	-	(879,000)	(20,000)	673,000
4.4.2003-4.3.2011	0.620	4,368,000	-	-	(310,000)	4,058,000	-	(1,968,000)	(70,000)	2,020,000
8.14.2003-8.13.2012	0.550	-	2,940,000	-	(127,000)	2,813,000	-	(1,398,000)	(135,000)	1,280,000
9.15.2004-9.14.2013	0.880	-	-	-	-	-	3,025,000	-	(156,000)	2,869,000
		6,423,000	2,940,000	(445,000)	(475,000)	8,443,000	3,025,000	(4,245,000)	(381,000)	6,842,000

The market prices of shares of GP Ind on the dates, of which options were exercised for the period from April 15, 2002 to March 27, 2003 were ranged from S$0.55 to S$0.72 per share. The market prices of the shares of GP Ind on the dates, of which options were exercised for the period from April 1, 2003 to March 31, 2004 were ranged from S$0.70 to S$1.06 per share.

The financial impact of the share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their costs. Upon the exercise of the share options, the resulting shares issued are recorded by the Company or its subsidiary as additional share capital of the Company or its subsidiary at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded in the share premium account.

32. RESERVES

	Share premium	Legal surplus	Properties revaluation reserve	Translation reserve	Goodwill reserve	Capital reserve	Capital redemption reserve	Dividend reserve	Accumulated profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP										
At April 1, 2002										
– As previously reported	449,243	9,745	100,603	(212,319)	(652,350)	36,886	35,358	7,979	909,346	684,491
– Prior period adjustments (note 2)	-	-	-	-	-	-	-	-	(8,915)	(8,915)
– As restated	449,243	9,745	100,603	(212,319)	(652,350)	36,886	35,358	7,979	900,431	675,576
Transfer of reserves	-	422	-	-	-	-	-	-	(422)	-
Share of reserves of associates	-	-	-	5,019	-	26	-	-	-	5,045
Currency realignment	-	-	-	(4,692)	-	-	-	-	-	(4,692)
Realised upon disposal of subsidiaries	-	-	-	637	604	(33)	-	-	-	1,208
Realised upon deemed disposal of a subsidiary	-	-	-	-	10,956	-	-	-	-	10,956
Net profit for the year	-	-	-	-	-	-	-	-	68,809	68,809
Dividend paid										
– 2002 final dividend	-	-	-	-	-	-	-	(7,979)	-	(7,979)
– 2003 interim dividend	-	-	-	-	-	-	-	-	(15,957)	(15,957)
Dividend proposed										
– 2003 final dividend	-	-	-	-	-	-	-	18,617	(18,617)	-
At March 31, 2003 and April 1, 2003	449,243	10,167	100,603	(211,355)	(640,790)	36,879	35,358	18,617	934,244	732,966
Premium on issue of shares, net of expenses	7,728	-	-	-	-	-	-	-	-	7,728
Transfer of reserves	-	1,136	-	-	-	-	-	-	(1,136)	-
Share of reserves of associates	-	-	-	84,451	-	14,754	-	-	-	99,205
Currency realignment	-	-	-	(6,349)	-	-	-	-	-	(6,349)
Realised upon disposal of associates	-	-	-	6,838	1,018	-	-	-	-	7,856
Realisation of reserves upon disposal of operations of associates	-	-	-	(17,471)	101,139	(51,051)	-	-	-	32,617
Net profit for the year	-	-	-	-	-	-	-	-	173,813	173,813
Dividend paid										
– 2003 final dividend	-	-	-	-	-	-	-	(18,617)	(283)	(18,900)
– 2004 interim dividend	-	-	-	-	-	-	-	-	(21,644)	(21,644)
Dividend proposed										
– 2004 final dividend	-	-	-	-	-	-	-	27,149	(27,149)	-
– special dividend	-	-	-	-	-	-	-	27,149	(27,149)	-
At March 31, 2004	456,971	11,303	100,603	(143,886)	(538,633)	582	35,358	54,298	1,030,696	1,007,292

Legal surplus comprises the Group's share of statutory surplus reserves of the subsidiaries and associates in the PRC. During the year, a total amount of HK$1,136,000 (2003: HK$422,000) was appropriated and transferred to legal surplus as results of the statutory requirements from local authorities in the PRC.

The accumulated profits of the Group include profits of HK$955,302,000 (2003: HK$656,718,000) retained by associates of the Group.

	Share premium HK$'000	Properties revaluation reserve HK$'000	Investment properties revaluation reserve HK$'000	Capital redemption reserve HK$'000	Dividend reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
THE COMPANY							
At April 1, 2002							
– As previously reported	449,243	11,242	-	35,358	7,979	258,043	761,865
– Prior period adjustments (note 2)	-	-	-	-	-	(2,941)	(2,941)
– As restated	449,243	11,242	-	35,358	7,979	255,102	758,924
Net profit for the year	-	-	-	-	-	27,472	27,472
Dividend paid							
– 2002 final dividend	-	-	-	-	(7,979)	-	(7,979)
– 2003 interim dividend	-	-	-	-	-	(15,957)	(15,957)
Dividend proposed							
– 2003 final dividend	-	-	-	-	18,617	(18,617)	-
At March 31, 2003 and April 1, 2003	449,243	11,242	-	35,358	18,617	248,000	762,460
Premium on issue of shares, net of expenses	7,728	-	-	-	-	-	7,728
Net profit for the year	-	-	-	-	-	31,500	31,500
Revaluation surplus for the year	-	-	2,395	-	-	-	2,395
Dividend paid							
– 2003 final dividend	-	-	-	-	(18,617)	(283)	(18,900)
– 2004 interim dividend	-	-	-	-	-	(21,644)	(21,644)
Dividend proposed							
– 2004 final dividend	-	-	-	-	27,149	(27,149)	-
– special dividend	-	-	-	-	27,149	(27,149)	-
At March 31, 2004	456,971	11,242	2,395	35,358	54,298	203,275	763,539

The Company's reserves available for distribution to shareholders as at March 31, 2004 are represented by the accumulated profits and the dividend reserve totalling HK$257,573,000 (2003: HK$266,617,000).

33. RETIREMENT BENEFIT SCHEMES

The Company and certain of its subsidiaries operated the Gold Peak Group Provident Fund Scheme, a defined contribution retirement benefit scheme, for all qualified employees in Hong Kong. The scheme is funded by contributions from employers according to the employees' remuneration and length of service as defined under the trust deed. The monthly contribution rates of this scheme are ranged from 5% to 10%. At the same time, the Group also participated in a mandatory provident fund ("MPF") scheme registered under the Hong Kong Mandatory Provident Fund Ordinance. All new employees have the option to join the Gold Peak Provident Fund Scheme or the MPF scheme with terms as stipulated by the MPF Authority.

In addition, certain subsidiaries of the Company outside Hong Kong participate in central provident fund schemes established by the relevant authorities in their respective countries.

The unvested benefits of employees terminating employment are utilised by the employers to reduce their future level of contributions. The amounts of unvested benefits so utilised by the employers during the year were approximately HK$244,000 (2003: HK$668,000). As at March 31, 2004, no forfeited contributions were available to reduce the level of employers' future contributions (2003: nil) .

The Group contributed an aggregate amount of approximately HK$12,248,000 (2003: HK$10,488,000) to the retirement benefit schemes during the year ended March 31, 2004.

34. DEEMED DISPOSAL OF A SUBSIDIARY

In March 2003, Lighthouse Technologies Limited ("Lighthouse"), a then 51% owned subsidiary of the Group, proposed a rights issue to the existing shareholders (the "Rights Issue") of Lighthouse and certain shareholders of Lighthouse exercised their rights to subscribe for the new shares in Lighthouse. The Group's interest in Lighthouse was diluted from 51% to 46.97% upon the completion of the Rights Issue.

	2004	2003
	HK$'000	*HK$'000*
Net assets disposed of:		
Property, plant and equipment	–	17,895
Deferred expenditure	–	22,096
Inventories	–	118,488
Debtors, bills receivable and prepayments	–	123,266
Taxation recoverable	–	1,720
Bank balances and cash	–	17,303
Creditors and accrued charges	–	(47,196)
Bank borrowings	–	(166,577)
Deferred taxation	–	(5,731)
Minority interests	–	(43,091)
	–	38,173
Goodwill reserve realised	–	10,956
Minority interests arising on deemed disposal of a subsidiary	–	(6,948)
Loss on deemed disposal of a subsidiary	–	(4,008)
	–	38,173
Satisfied by:		
Share of net assets of an associate	–	38,173
Analysis of net outflow of cash and cash equivalents arising on the deemed disposal:		
Bank balances and cash disposed of		
Bank balances and cash	–	17,303
Bank overdrafts	–	(5,000)
	–	12,303

The subsidiary deemed disposed of in prior year contributed HK$52,506,000 to the Group's net operating cash outflow, HK$12,811,000 of net cash outflow in investing activities and HK$73,199,000 of net cash inflow in financing activities.

35. DISPOSAL OF SUBSIDIARIES

	2004 *HK$'000*	2003 *HK$'000*
Net assets disposed of:		
Property, plant and equipment	–	854
Creditors and accrued charges	–	(1,696)
Minority interests	–	(538)
	–	(1,380)
Reserves realised	–	1,208
Minority interests in the goodwill reserve realised	–	95
Minority interests in the translation reserve realised	–	100
Minority interests in the capital reserve realised	–	(5)
Loss on disposal	–	(18)
	–	–
Satisfied by:		
Cash	–	–
Analysis of net inflow of cash and cash equivalents arising on the disposal:		
Cash received	–	–
Bank balances and cash disposed of	–	–
	–	–

The subsidiaries disposed of did not have any significant impact on the Group's operating results and cash flows.

36. MAJOR NON-CASH TRANSACTIONS

During the year, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of HK$2,363,000 (2003: HK$2,802,000).

37. CASH AND CASH EQUIVALENTS AT END OF THE YEAR

	2004 *HK$'000*	2003 *HK$'000*
Bank balances, deposits and cash	259,319	163,529
Bank overdrafts	(6,701)	(7,361)
	252,618	156,168

38. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Guarantees given to banks in respect of banking facilities utilised by:				
Wholly owned subsidiaries	–	–	15,079	15,652
Associates	85,659	99,306	82,351	90,428
	85,659	99,306	97,430	106,080

39. CAPITAL COMMITMENTS

	THE GROUP		THE COMPANY	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	16,281	54,706	–	360
Capital expenditure in respect of acquisition of property, plant and equipment authorised for but not contracted for	–	27,650	–	–
	16,281	82,356	–	360

At March 31, 2004, the Group was also committed to invest in unlisted investment securities amounting to HK$3,900,000 (2003: HK$3,900,000).

40. OPERATING LEASE COMMITMENTS

As lessee

At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases which fall due as follows:

	2004			2003		
	Land and buildings	Machinery and equipment	Others	Land and buildings	Machinery and equipment	Others
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	13,313	–	1,034	12,537	756	597
In the second to fifth years inclusive	23,765	–	1,308	24,451	–	618
Over five years	31,978	–	–	36,374	–	–
	69,056	–	2,342	73,362	756	1,215

At the balance sheet date, the Company had outstanding commitments under non-cancellable operating leases in respect of land and buildings which fall due as follows:

	2004	2003
	HK$'000	*HK$'000*
Within one year	396	–
In the second to fifth years inclusive	99	–
	495	–

Operating lease payments represent rentals payable by the Group and the Company for its office properties and factories. Leases are negotiated for term from one to thirty years.

As lessor

At the balance sheet date, the Group and the Company had contracted with tenants for the following future minimum lease payments:

	THE GROUP		THE COMPANY	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	396	281	396	–
In the second to fifth years inclusive	99	–	99	–
	495	281	495	–

The properties held have committed tenants for an average term of two years.

41. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following significant transactions with its associates:

	2004	2003
	HK$'000	*HK$'000*
Purchases from associates	136,260	115,101
Sales to associates	146,403	73,395
Management fee income received from associates	14,985	19,899
Interest income received from associates	1,896	529
Rental income from associates	6,948	5,146

These sales and purchases were carried out after negotiation between the Group and respective associates with reference to the estimated open market value.

Management fee income received was determined with reference to the estimated market value for the services provided.

Interest income received was based on a time basis at the estimated market value.

Rental income is based on the relevant lease term which has been determined and negotiated with reference to the estimated market value.

As at the balance sheet date, the Group has the following balances with its associates under debtors, bills receivable and prepayments and creditors and accrued charges:

	2004 HK$'000	2003 HK$'000
Trade receivables from associates	70,034	41,129
Trade payables due to associates	14,948	21,051
Other payable to an associate	18,243	–

All of the above trade receivables and payables are unsecured, interest free and repayable under the terms comparable to outsiders.

42. PRINCIPAL SUBSIDIARIES

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued capital	Principal activities
Electronics Division			
Celestion International Limited**	United Kingdom	£20,000	Design and trading of loudspeakers
Famingo Pte Ltd.**	Republic of Singapore	S$2	Investment holding
GP Acoustics Limited**	British Virgin Islands	US$11,000,000	Investment holding
GP Acoustics (UK) Limited**	United Kingdom	£16,000,000	Investment holding and trading of loudspeakers
GP Acoustics (HK) Limited**	Hong Kong	HK$2,000,000	Marketing and trading of audio equipment
GP Auto Cable (Huizhou) Ltd.** (90%)@	PRC	US$6,150,000	Manufacturing of automotive wire harness
GP Auto Parts Limited**	Hong Kong	HK$8,010,000	Investment holding, marketing and trading of automotive wire harness
GP Electronics (China) Limited**	Hong Kong	HK$2	Investment holding
GP Electronics (Huizhou) Ltd.** (70%)@	PRC	US$1,050,000	Manufacturing of loudspeakers and speaker components
GP Industries Limited (86.81%)	Republic of Singapore	S$91,136,489	Investment holding
GP Precision Parts (Huizhou) Ltd.** (70%)@	PRC	HK$6,237,561	Manufacturing of plastic parts and metal parts
GPE International Limited**	Hong Kong	HK$1,000,000	Investment holding
GP Electronics (HK) Limited**	Hong Kong	HK$34,000,000	Marketing and trading of audio products

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued capital	Principal activities
Huizhou GP Wiring Technology Ltd.**(80%)@	PRC	US$1,500,000	Manufacturing of automotive wire harness
KEF Audio (UK) Limited**	United Kingdom	£3,600,000	Design and trading of loudspeakers
KH Manufacturing (UK) Limited**	United Kingdom	£2,000,000	Manufacturing of loudspeakers
Nike Enterprises Limited**	Hong Kong	HK$148,000	Investment holding
Technology and Strategic Division			
Ditton International Limited*	Hong Kong	HK$5,000,000	Investment holding, marketing and trading of home audio equipment
GP eBiz Limited	Cayman Islands	US$2	Investment holding in Hong Kong
GP Electronics (Holdings) Limited	Cayman Islands	HK$1,000,000	Investment holding in Hong Kong
GP Technologies Limited	Hong Kong	HK$4	Investment holding
Grand Prix Limited*	Hong Kong	HK$2	Investment holding
International Resolute Company Limited	Hong Kong	HK$10,000	Property holding
KH Technology Corporation	Cayman Islands	US$10,000	Holding of trademarks
Makinen Properties Limited	British Virgin Islands	US$1	Investment holding and property holding in the United Kingdom
Peak Power Investment Limited	Hong Kong	HK$2	Property holding
Triwish Limited*	British Virgin Islands	US$1	Property holding in Hong Kong
Whitehill Investment Limited	Hong Kong	HK$1,000,000	Investment holding

* Directly or indirectly held by wholly-owned subsidiaries of the Company

** Directly or indirectly held by GP Ind

@ These companies are established as sino-foreign joint ventures.

Except for the companies established in the PRC, the classes of shares held by the Group in the above companies are ordinary shares issued by these companies.

Except where indicated in brackets, the above companies are wholly-owned subsidiaries of the Company or the holding company of that division. The percentage in the brackets indicated the attributable interest of the Company or the holding company of that division. All subsidiaries operate principally in their respective places of incorporation/registration unless specified otherwise under the heading "Principal activities".

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Save as disclosed, none of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

43. PRINCIPAL ASSOCIATES

Name of associate	Place of incorporation/ registration	Proportion of nominal value of issued capital attributable to the Group	Principal activities
Battery Division			
GP Batteries International Limited	Republic of Singapore	43.25%	Manufacture, development and marketing of batteries and related products
Electrical Division			
CIH Limited (formerly known as Clipsal Industries (Holdings) Limited)	Republic of Singapore	42.78%	Manufacture, development and marketing of electrical installation products
Electronics Division			
Furukawa GP Auto Parts (HK) Limited	Hong Kong	43.41%	Investment holding
High Rank Communication Limited	Hong Kong	17.36%	Manufacturing of and trading in data communication products
Jiangsu Toppower Tech. Co. Ltd.®	PRC	36.08%	Manufacturing of car audio equipment
LTK Industries Limited	Hong Kong	38.67%	Investment holding and manufacturing of electronic cables and wires
Maxson Industries (Huizhou) Limited®	PRC	42.54%	Manufacturing of plastic parts and metal moulds
Saisho Onkyo, Inc.	Republic of the Philippines	17.36%	Manufacturing and trading of loudspeakers
Shinwa Industries (H.K.) Limited	Hong Kong	13.02%	Investment holding, manufacturing and trading of electronic products
Shanghai Jinting Automobile Harness Ltd.®	PRC	21.70%	Manufacturing of automotive wire harness

Name of associate	Place of incorporation/ registration	Proportion of nominal value of issued capital attributable to the Group	Principal activities
SPG Industry (H.K.) Limited	Hong Kong	25.89%	Investment holding and trading of high precision metal and plastic parts
Wisefull Technology Limited	Hong Kong	26.04%	Investment holding and trading of metallic products
Xuzhou Baoshan Precision Hardware Plastic Parts Co. Ltd.@	PRC	34.72%	Manufacturing of car audio parts
Xuzhou Gloria Engineering Ltd.@	PRC	41.55%	Manufacturing of car audio parts
Xuzhou Shunda Zinc Plating Ltd.@	PRC	21.70%	Electroplating of electronic products
Technology and Strategic Division			
Onkyo China Limited	Hong Kong	33.33%	Marketing and distribution of audio equipment
Lighthouse Technologies Limited	Hong Kong	46.64%	Development and sale of LED display screens
Xuzhou Jinbao Magnetic Material Co. Ltd.@	PRC	40%	Manufacturing and sales of magnets for the applications in the drive units of speakers and motors

@ These companies are established as sino-foreign joint ventures

All associates indicated above are indirectly held by the Company. All associates operate principally in their respective places of incorporation/registration. Except for the companies established in the PRC, all of the above companies are incorporated as limited liability companies.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

44. POST BALANCE SHEET EVENT

On April 23, 2004, GP Ind, a subsidiary of the Company, acquired CIHL's shares in the open market and the shareholding of GP Ind in CIHL was increased to approximately 54%. Accordingly, CIHL became a subsidiary of GP Ind and the operating results, assets and liabilities of CIHL will be consolidated into the consolidated financial statements of GP Ind and the Company.

The following is the unaudited consolidated financial statements of Gerard Corporation for the year ended June 30, 2004.

Unaudited Consolidated Income Statement
For the Year Ended June 30, 2004

	A$'000
Turnover	61,170
Operating expenses	(90,888)
Borrowing costs	(2,010)
Share of results of associates and jointly controlled entities	(901)
Loss from ordinary activities before taxation	(32,629)
Taxation	1,637
Loss after taxation	(30,992)
Minority interests	19
Loss for the year	(30,973)

Unaudited Consolidated Balance Sheet
As at June 30, 2004

	A$'000
Non-current assets	
Property, plant and equipment	102,718
Interests in associates and jointly controlled entities	42,484
Investments in securities	38,777
Goodwill	12,422
Self-generating and regenerating assets	6,254
Deferred tax assets	4,318
	206,973
Current assets	
Inventories	9,603
Debtors, bills receivable and prepayments	79,781
Self-generating and regenerating assets	2,989
Bank balances, deposits and cash	18,146
	110,519
Current liabilities	
Creditors and accrued charges	39,023
Taxation payable	1,240
Borrowings	18,558
	58,821
Net current assets	51,698
Total assets less current liabilities	258,671
Minority interests	(156)
Non-current liabilities	
Long term payable	106,787
Borrowings	32,976
	139,763
Net assets	119,064
Capital and reserves	
Share capital	150,000
Reserves	(30,936)
Shareholders' fund	119,064

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other fact with regard to the Company, the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules to be notified to the Company and the Hong Kong Stock Exchange were as follows:

(i) The Company

	Number of Shares held			Percentage shareholding in the issued
Name of Director	Personal interests	Family interests	Total interests	share capital of the Company
				(%)
Victor LO Chung Wing	74,951,811	–	74,951,811	13.65
Andrew NG Sung On	69,771,957	417,000	70,188,957	12.78
Kevin LO Chung Ping	625,000	3,239,066	3,864,066	0.70
Paul LO Chung Wai	22,611,518	–	22,611,518	4.12
LEUNG Pak Chuen	3,202,581	–	3,202,581	0.58
Richard KU Yuk Hing	2,231,780	–	2,231,780	0.41
Andrew CHUANG Siu Leung	474,500	–	474,500	0.09
CHAU Kwok Wai	275,000	–	275,000	0.05
Raymond WONG Wai Kan	1,790,081	–	1,790,081	0.33
Vincent CHEUNG Ting Kau	1,947,549	–	1,947,549	0.35
LUI Ming Wah	–	–	–	–
Frank CHAN Chi Chung	–	–	–	–

Name of Director	Number of Shares in respect of which options have been granted and remain outstanding at an exercise price per Share of HK$1.45 with option period from March 30, 2001 to March 29, 2006	HK$1.17 with option period from April 18, 2003 to October 17, 2007	HK$1.84 with option period from October 2, 2003 to October 1, 2008
Victor LO Chung Wing	1,250,000	–	1,600,000
Andrew NG Sung On	1,000,000	–	1,600,000
Kevin LO Chung Ping	625,000	650,000	1,000,000
Paul LO Chung Wai	625,000	650,000	1,000,000
LEUNG Pak Chuen	–	–	–
Richard KU Yuk Hing	–	–	500,000
Andrew CHUANG Siu Leung	625,000	–	500,000
CHAU Kwok Wai	625,000	500,000	600,000
Raymond WONG Wai Kan	625,000	–	1,000,000
Vincent CHEUNG Ting Kau	–	300,000	400,000
LUI Ming Wah	–	250,000	300,000
Frank CHAN Chi Chung	–	–	–

(ii) Associated Corporations

Name of Director	Number of ordinary shares held in GP Batteries	Percentage shareholding in the issued share capital of GP Batteries (%)	Number of ordinary shares held in Gold Peak Industries (Taiwan) Limited	Percentage shareholding in the issued share capital of Gold Peak Industries (Taiwan) Limited (%)	Number of ordinary shares held in CIHL	Percentage shareholding in the issued share capital of CIHL (%)	Number of ordinary shares held in GP Industries	Percentage shareholding in the issued share capital of GP Industries (%)
Victor LO Chung Wing	200,000	0.18	–	–	–	–	–	–
Andrew NG Sung On	833,332	0.76	500,000	0.25	100,000	0.08	–	–
Kevin LO Chung Ping	–	–	–	–	–	–	–	–
Paul LO Chung Wai	80,000	0.07	–	–	–	–	–	–
LEUNG Pak Chuen	–	–	–	–	–	–	1,608,000	0.35
Richard KU Yuk Hing	141,000	0.13	200,000	0.10	–	–	70,000	0.02
Andrew CHUANG Siu Leung	–	–	–	–	–	–	45,000	0.01
CHAU Kwok Wai	–	–	–	–	152,000	0.12	–	–
Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	229,568	0.18	390,000	0.08
Vincent CHEUNG Ting Kau	20,000	0.02	–	–	–	–	–	–
LUI Ming Wah	–	–	–	–	–	–	–	–
Frank CHAN Chi Chung	–	–	–	–	–	–	–	–

Name of Director	Number of GP Batteries shares in respect of which options have been granted and remain outstanding at an exercise price per share of			
	S$1.410 with option period from March 17, 2002 to March 16, 2010	S$1.600 with option period from October 11, 2002 to October 10, 2010	S$1.250 with option period from August 5, 2004 to August 4, 2012	S$2.500 with option period from June 25, 2005 to June 24, 2013
Andrew NG Sung On	200,000	200,000	190,000	190,000
Richard KU Yuk Hing	-	-	-	170,000
Raymond WONG Wai Kan	-	-	120,000	120,000

Name of Director	Number of CIHL shares in respect of which options have been granted at an exercise price per share of S$2.025 with option period from May 25, 2002 to May 24, 2010
Victor LO Chung Wing	200,000
CHAU Kwok Wai	160,000

Name of Director	Number of GP Industries shares in respect of which options have been granted and remain outstanding at an exercise price per share of				
	S$0.456 with option period from April 14, 2002 to April 13, 2010	S$0.62 with option period from April 4, 2003 to April 3, 2011	S$0.55 with option period from August 14, 2003 to August 13, 2012	S$0.88 with option period from September 15, 2004 to September 14, 2013	S$1.03 with option period from July 5, 2005 to July 4, 2014
Victor LO Chung Wing	300,000	600,000	384,000	384,000	400,000
LEUNG Pak Chuen	-	-	-	350,000	380,000
Andrew CHUANG Siu Leung	110,000	200,000	130,000	130,000	150,000
CHAU Kwok Wai	-	-	-	-	180,000
Raymond WONG Wai Kan	110,000	220,000	140,000	140,000	180,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

3. SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSON'S INTEREST IN SHARES AND UNDERLYING SHARES

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following person (not being a Director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of Shareholder	Capacity	Number of Shares held *(shares)*	Percentage shareholding in the issued share capital of the Company *(%)*
Schneider Electric Industries SA	Beneficial owner	54,564,000	9.94

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following persons (not being a Director or chief executive of the Company) were, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group *(%)*
CIHL	Belvedire Pty Ltd	17.50
Goldmax International (China) Limited	Huizhou Demao Industry Co Ltd	15.00
KEF America Inc	The Chanin Family Limited Partnership	30.91
GP Precision Parts (Huizhou) Co Ltd	Huizhou Desay Industry Co Ltd	30.00

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group (%)
GP Electronic (Huizhou) Ltd	Huizhou Desay Industry Co Ltd	15.00
	World Perfect International Ltd	15.00
Huizhou GP Wiring Technology Limited	Furukawa Automotive Parts Inc	10.00
	Huizhou Desay Industry Co Ltd	10.00
GP Electronics (Huizhou) Co. Ltd	Desay Group Corporation	7.14
GP Auto Cable (Huizhou) Ltd	Furukawa Automotive Parts Inc	10.00
Clipsal Marketing (Private) Limited	Orient Distribution Systems (Private) Limited	49.00
Lighthouse Technologies Ltd	Lighthouse International Holdings Ltd	10.11
	Sanetech Limited	13.96
GP Lighting Technology (Huizhou) Limited	Desay Group Corporation	10.00

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had any interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. DIRECTORS' INTEREST IN COMPETING BUSINESS

None of the Directors or chief executive of the Company or their respective associates had any interest in a business which competes or may compete with the business of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or not determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claim of material importance was pending or threatened against the Company of any of its subsidiaries.

7. INDEBTEDNESS

At the close of business on February 28, 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding borrowings of approximately HK$2,779 million, of which approximately HK$25 million were secured. The borrowings comprised secured bank loans of approximately HK$25 million and unsecured bank borrowings of approximately HK$2,754 million.

As at February 28, 2005, the Group had contingent liabilities in respect of export bills and invoices discounted with recourse and guarantees given to banks in respect of banking facilities extended to associated companies and a jointly controlled entity in aggregate of approximately HK$64 million.

Foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange at the close of business on February 28, 2005.

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities, none of the companies in the Group had any material outstanding loan capital, bank overdrafts, loans or other similar indebtedness, debentures, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities at the close of business on February 28, 2005.

The Directors confirm that there are no material changes in the indebtedness or contingent liabilities of the Group since February 28, 2005.

8. WORKING CAPITAL

The Directors are of the opinion that the Group has sufficient working capital for its present requirements.

9. FINANCIAL POSITION

The Directors are not aware of any material changes in the financial or trading position of the Group since March 31, 2004, being the date to which the latest audited financial statements of the Company were made up.

10. EXPERTS

The following is the qualification of expert who has given opinion or advice, which is contained in this circular:

Name	Qualification
CAF Securities	A licenced corporation for types 1 and 6 regulated activities under the SFO

CAF Securities has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter dated May 5, 2005 and references to its name, in the form and context in which they appear.

11. MATERIAL CONTRACTS

The following contracts, not being contracts entered in the ordinary course of business, have been entered into by members of the Group within two years preceding the Latest Practicable Date and which are or may be material:

(a) a share purchase agreement ("Clipsal SPA") dated August 25, 2003 entered into between CIHL and Clipsal Asia Holdings Limited ("CAHL") in relation to the transfer of certain shares and assets held by CIHL to CAHL;

(b) a joint venture agreement ("JVA") dated August 25, 2003 entered into between CIHL, CAHL and Schneider Electric SA ("Schneider") in relation to the establishment of the Asian joint venture;

(c) a sale and purchase agreement ("Pacific SPA") dated August 25, 2003 entered into between, among others, CIHL and Schneider in relation to the disposal of CIHL's electric wiring devices and installation systems business in Australia;

(d) an amended and restated Clipsal SPA dated December 22, 2003 entered into between CIHL and CAHL;

(e) an amended and restated JVA dated December 22, 2003 entered into between CIHL, CAHL and Schneider;

(f) an amended and restated Pacific SPA dated December 22, 2003 entered into between, among others, CIHL and Schneider;

(g) a sale and purchase agreement dated October 21, 2004 entered between WhiteRock Investments I Limited ("WhiteRock") and the Company in relation to the transfer of 23,910,177 shares in GP Industries from WhiteRock to the Company;

(h) a sale and purchase agreement dated December 13, 2004 entered between GP Industries and others in relation to the disposal of its entire 41.56% interest in Jiangsu Toppower Automotive Electronics Co., Ltd.;

(i) the Share Purchase Agreements; and

(j) the Loan Agreement.

12. GENERAL

(a) The secretary of the Company is Mr. WONG Man Kit who is a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Secretaries and Administrators.

(b) The qualified accountant of the Company is Mr. Raymond WONG Wai Kan who is a fellow member of the Association of Chartered Certified Accountants of the United Kingdom, a Certified Public Accountant in both Hong Kong and the United Kingdom, as well as a Certified Financial Consultant of the Institute of Financial Consultants of Canada and the United States of America. He is also a member of the Institute of Chartered Secretaries and Administrators of the United Kingdom, the Hong Kong Institute of Certified Public Accountants and the Institute of Business Administration of the United States.

(c) The registered office of the Company is at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong. The share registrars and transfer office of the Company is Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(d) Mr. Vincent CHEUNG Ting Kau, a non-executive Director, is the senior partner of the solicitors' firm of Vincent T. K. Cheung, Yap & Co. which has been retained as the legal advisers to the Company (as to Hong Kong law) in connection to this circular and will receive normal professional fees in respect thereof.

(e) Save as disclosed in this circular:

(i) none of the Directors or expert (as named in this Appendix) has any direct or indirect interest in any assets which have been, since March 31, 2004, the date to which the latest published audited financial statements of the Company were made up, to the Latest Practicable Date, acquired or disposed of by or leased to any member of the Group; and

(ii) none of the Directors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

(f) The English text of this circular and the form of proxy shall prevail over the Chinese text.

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of the Company during normal business hours on any weekday other than public holidays from the date of this circular up to and including May 20, 2005:

(i) the memorandum and articles of association of the Company;

(ii) the material contracts referred to in the section headed "Material Contracts" of this Appendix;

(iii) the annual reports and accounts of the Group for the years ended March 31, 2002, 2003 and 2004 and the interim report of the Company for the six months ended September 30, 2004;

(iv) the letter from the Independent Board Committee, the texts of which are set out in this circular;

(v) the letter from CAF Securities, the texts of which are set out in this circular;

(vi) the written consent of CAF Securities referred to in the section headed "Expert" of this Appendix;

(vii) a circular of the Company dated November 10, 2004 in relation to transactions relating to approximately 5.2% interest in GP Industries; and

(viii) a circular of the Company dated January 3, 2005 in relation to the disposal of interests in Jiangsu Toppower Automotive Electronics Co., Ltd. by GP Industries.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)


GOLD
PEAK

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "EGM") of Gold Peak Industries (Holdings) Limited (the "Company") will be held at Salon 1-3, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong at 11:30 a.m. on May 20, 2005 for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:–

(a) the terms and conditions of the three share purchase agreements (the "Share Purchase Agreements") all dated March 7, 2005 entered into between Tarway Two Pty Ltd ("Tarway Two") as vendor and each of Gerard Products Pty Ltd, Gerard Plastics Pty Ltd and Mr. Robert Geoffrey GERARD (together, the "Purchasers") as respective purchasers (copies of which have been produced to the EGM and marked "A" and initialed by any one director of the Company for the purpose of identification) and the loan agreement (the "Loan Agreement") dated March 7, 2005 entered into between Tarway Two and the Purchasers in relation to the loan repayment by the Purchasers to Tarway Two (a copy of which has been produced to the EGM and marked "B" and initialed by any one director of the Company for the purpose of identification) be and are hereby approved, ratified and confirmed;

(b) all transactions contemplated under the Share Purchase Agreements and the Loan Agreement and the implementation thereof be and are hereby approved, ratified and confirmed; and

(c) any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents, instruments and to do all such acts or things as that director may in his absolute discretion deem appropriate to give effect to the Share Purchase Agreements, the Loan Agreement and the transactions contemplated therein."

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, May 5, 2005

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

www.goldpeak.com

Notes:

1. A form of proxy for use at the EGM is enclosed.

2. Any member entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy needs not be a member of the Company.

3. Where there are joint registered holders of any share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the EGM personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

4. The form of proxy and the power of attorney, if any, under which it is signed or a notarially certified copy of such power of attorney must be deposited at the registered office of the Company at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting (as the case may be) and in default, the proxy shall not be treated as valid. Completion and return of the form of proxy shall not preclude members from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

5. In accordance with Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), each of Gerard Products Pty Ltd, Gerard Plastics Pty Ltd and Mr. Robert Geoffrey GERARD and their respective associates (as defined in the Listing Rules) are required to abstain from voting on the above resolution.

6. The ordinary resolution as set out above will be determined by way of a poll.

7. As at the date of this notice, the Board consists of Mr. Victor LO Chung Wing *(Chairman & Chief Executive)*, Mr. Andrew NG Sung On *(Vice Chairman)*, Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director and Mr. LUI Ming Wah and Mr. Frank CHAN Chi Chung as Independent Non-Executive Directors.

此乃要件　請即處理

閣下對本通函如有任何疑問，應諮詢註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之金山工業（集團）有限公司股份，　閣下應立即將本通函及隨附之代表委任表格送交買主或受讓人，或送交經手買賣或轉讓之銀行、註冊證券商或其他代理，以便轉交買主或受讓人。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

（根據公司條例在香港註冊成立）

（股票代號：40）


GOLD
PEAK

重大及關連交易

金山工業（集團）有限公司之財務顧問



百德能
證券

獨立董事委員會及獨立股東之獨立財務顧問



農銀証券
中國農業銀行全資附屬機構

金山工業（集團）有限公司主席兼總裁函件載於本通函第4至第11頁。獨立董事委員會（按本通函定義）向獨立股東（按本通函定義）提供意見之函件載於本通函第12頁及第13頁。農銀証券向獨立董事委員會及獨立股東提供意見之函件載於本通函第14頁至第24頁。

金山工業（集團）有限公司謹訂於二零零五年五月二十日上午十一時三十分假座香港金鐘道88號太古廣場，香港JW萬豪酒店三樓宴會廳1-3號舉行股東特別大會，大會通告載於本通函第88頁至第89頁。無論　閣下能否出席大會，務請　閣下按隨附之代表委任表格上印備之指示填妥該表格並於該大會或其任何續會指定舉行時間48小時前盡快交回本公司之註冊辦事處。倘　閣下欲出席大會，填妥及交回代表委任表格並不妨礙　閣下親身出席股東大會或任何續會及於會上投票。

二零零五年五月五日

目錄

頁次

在本通函內，除非文義另有所指，下列詞語具有以下涵義：

「該公佈」	指	本公司於二零零五年三月九日就交易發表之公佈
「聯繫人士」	指	按上市規則定義之聯繫人士
「董事局」	指	董事局
「農銀証券」	指	農銀証券有限公司，一間獲許可進行證券及期貨條例下第一類及第六類被規管活動之持牌公司
「CIHL」	指	CIH Limited，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為GP工業擁有約67.6%之附屬公司
「本公司」	指	金山工業（集團）有限公司，於香港註冊成立之有限公司，其股份於香港聯交所上市
「關聯人士」	指	按上市規則定義之關聯人士
「董事」	指	本公司董事
「出售」	指	Tarway Two根據股份購買協議向買方出售其於Gerard Corporation之21%權益
「股東特別大會」	指	本公司將於二零零五年五月二十日上午十一時三十分假座香港金鐘道88號太古廣場，香港JW萬豪酒店三樓宴會廳1-3號舉行之股東特別大會或任何續會，召開大會之通告載於本通函第88至89頁
「Gerard Corporation」	指	Gerard Corporation Pty Ltd，一間於澳洲成立之公司及於交易前為CIHL持有40%之聯營公司
「金山電池」	指	金山電池國際有限公司，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為GP工業擁有約49.1%之聯營公司

「GP工業」	指	GP工業有限公司，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，由本公司擁有約87.1%之附屬公司
「金山工業集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「香港聯交所」	指	香港聯合交易所有限公司
「獨立股東」	指	買方以外之股東
「獨立董事委員會」	指	由沒有於該交易存有任何利益之獨立非執行董事組成之獨立董事委員會
「最後實際可行日期」	指	二零零五年五月三日，即確定此通函之部份資料以刊印此通函之最後實際可行日期
「上市規則」	指	香港聯交所證券上市規則
「貸款協議」	指	日期為二零零五年三月七日由Tarway Two及買方就買方償還金額45,600,000澳元（或約280,700,000港元）之貸款予Tarway Two而訂立之貸款協議
「買方」	指	Gerard Products Pty Ltd, Gerard Plastics Pty Ltd及Robert Geoffrey GERARD先生
「股份」	指	本公司每股面值0.50港元之普通股
「股東」	指	本公司股份持有人
「股份購買協議」	指	日期為二零零五年三月七日由賣方Tarway Two及各買方就有關出售訂立之三份股份購買協議
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）

「新加坡」	指	新加坡共和國
「新加坡證券交易所」	指	新加坡交易所股票交易公司
「Tarway Two」	指	Tarway Two Pty Ltd，一間於澳洲註冊成立之公司及為CIHL之間接全資附屬公司
「交易」	指	出售及根據貸款協議條款之貸款償還
「澳元」	指	澳洲法定貨幣澳洲元
「港元」	指	香港法定貨幣香港元
「坡元」	指	新加坡法定貨幣新加坡元
「%」	指	百分比

於本通函內，除另有註明外，若干澳元金額已按1澳元兑6.155港元之匯率換算為港元(僅供參考)。該等換算並不代表澳元金額可能已或可以按該匯率或任何其他匯率換算為港元，反之亦然。



金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)
(股票代號:40)

董事局

執行董事:
羅仲榮 *(主席兼總裁)*
吳崇安 *(副主席)*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事:
張定球
呂明華*
陳志聰*

* *獨立非執行董事*

註冊辦事處:
香港新界葵涌
葵榮路三十號
金山工業中心
八樓

敬啟者:

重大及關連交易

緒言

於二零零五年三月七日,Tarway Two (CIHL之間接全資附屬公司)與買方訂立股份購買協議。據此,Tarway Two同意向買方出售,而買方同意從Tarway Two購入其於Gerard Corporation之21%權益,代價為25,000,000澳元(或約153,900,000港元)。

Tarway Two予Gerard Corporation之股東貸款就出售事項，將因應其持有Gerard Corporation之股份權益比例之下降而減少。因此，根據貸款協議條款，Tarway Two將獲買方償還Tarway Two按股份比例作出之股東貸款22,100,000澳元（或約136,000,000港元）。因此，Tarway Two可從買方收取之總金額為47,100,000澳元（或約289,900,000港元）。

Gerard Corporation、GERARD家族及金山工業集團於完成交易前之關係如下：


本公司
87.1%
GERARD 家族
GP 工業
17.5%
67.6%
60%
CIHL
100%
Tarway Two
40%
Gerard Corporation

於該公佈日期，GP工業擁有CIHL約65.1%。GP工業於二零零五年三月十四日至二零零五年三月十七日期間共購入3,191,000股CIHL股份。因此，GP工業持有CIHL之股權由於該公佈日期之約65.1%增至於最後實際可行日期之約67.6%。因此，本公司藉GP工業持有CIHL約58.9%實際權益。而GERARD家族為CIHL之主要股東（按上市規則定義），藉Belvedire Pty Ltd持有CIHL約17.5%權益，因此買方為本公司之關聯人士，而根據上市規則股份購買協議及貸款協議下之交易構成本公司之關連交易。

由於CIHL於交易中之應收款項總額，按上市規則第14.06條內之有關界限測試計算，高於25%但低於75%，根據上市規則，交易構成本公司重大交易。

CIHL已取得新加坡證券交易所之確認，交易並不構成CIHL之關連交易，因此不須就交易取得其股東同意。

一獨立董事委員會已成立就交易向獨立股東提供意見。此外，農銀証券已獲委任為獨立財務顧問就交易向獨立董事委員會及獨立股東提供意見。

本通函之目的為提供　閣下交易之進一步詳情、獨立董事委員會就交易向獨立股東推薦之建議，以及農銀証券向獨立董事委員會及獨立股東提供之意見，以獲取　閣下同意股東特別大會通告上所列之決議案。

股份購買協議及貸款協議

下文為股份購買協議及貸款協議主要條款之概要。

股份購買協議

日期

二零零五年三月七日

訂約方

賣方	:	Tarway Two
買方	:	Gerard Products Pty Ltd, Gerard Plastics Pty Ltd及Robert Geoffrey GERARD先生各方

Robert Geoffrey GERARD先生為GERARD家族之成員，Gerard Products Pty Ltd及Gerard Plastics Pty Ltd均為GERARD家族實益擁有。Gerard Products Pty Ltd及Gerard Plastics Pty Ltd均為投資控股公司。

被出售資產

Gerard Corporation之21%資本權益。

代價

代價為現金25,000,000澳元（或約153,900,000港元），將根據下文「貸款金額」一段所述方式償還。

出售代價乃經公平磋商，按Gerard Corporation於二零零四年六月三十日之未經審核淨資產經扣除股東貸款之淨值約118,900,000澳元（或約731,800,000港元）釐定。

Tarway Two之股東貸款

於出售前，Gerard Corporation之資本結構包括已繳付股本及股東貸款。股東貸款乃Gerard Corporation之股東按其所持股份比例作出之貸款。此等股東貸款為資本性質、無固定還款期及不附帶利息。

於出售後，買方同意承擔Tarway Two按股份比例作出之股東貸款22,100,000澳元（或約136,000,000港元）。此股東貸款將根據下文「貸款金額」一段所述方式償還。

於出售前，Tarway Two擁有Gerard Corporation之40%權益，當完成股份購買協議時，Tarway Two將擁有Gerard Corporation之19%權益及於二零零四年六月三十日予Gerard Corporation之股東貸款之19%，金額為20,000,000澳元（或約123,100,000港元）。

貸款協議

日期

二零零五年三月七日

訂約方

貸款人	:	Tarway Two
借款人	:	買方

貸款金額

Tarway Two就交易可收取之總金額為47,100,000澳元（或約289,900,000港元），其中1,500,000澳元（或約9,200,000港元）於簽訂股份購買協議及貸款協議時支付，其餘45,600,000澳元（或約280,700,000港元）將以下列方式支付：

日期	**金額** *（澳元）*
二零零五年六月三十日	2,500,000
二零零六年六月三十日	2,500,000
二零零七年六月三十日	3,500,000
二零零八年六月三十日	3,500,000
二零零九年六月三十日	33,600,000

從達成貸款協議內所有條件之日期開始，應付利息將根據貸款協議之未償還貸款按照Australian Finance Review不時刊載之180日銀行票據之銀行票據掉期參考利率（平均買價）加1.5%計算，而買方須於每六個月支付利息。

抵押

於簽訂貸款協議同時，買方亦提出三項股份抵押，將其持有約34.3% Gerard Corporation權益於完成交易時立即抵押予Tarway Two，作為股份購買協議下未償還代價及貸款協議下應付貸款及任何應付利息之抵押。

用作抵押之約34.3% Gerard Corporation股份權益乃經公平磋商及考慮若於買方未能履行責任之情況下，Tarway Two根據三項股份抵押加上其仍持有Gerard Corporation 19%之權益，能對Gerard Corporation行使控制權之能力後決定。

先決條件及股份購買協議及貸款協議之完成

股份購買協議及貸款協議之完成將須於股份購買協議及貸款協議之條款獲獨立股東於股東特別大會上投票同意後即時生效。

進行交易之理由及利益

交易乃根據CIHL出售其非主要業務而作出之一致行動。本公司自CIHL方面了解交易條款乃買方與CIHL進行商業談判下CIHL可獲取之最佳條款。

因Gerard Corporation為一間虧損公司，Gerard Corporation之權益轉讓受優先認購權所限制，因此難以覓得買方以外之被動少數投資者。此外，Tarway Two之股東貸款22,100,000澳元（或約136,000,000港元）將由不附帶利息及無固定還款期轉為附帶利息及有還款期。

董事局相信，股份購買協議及貸款協議之條款公平合理，交易亦符合本公司及股東之整體利益。

本公司之資料

本公司為一間投資控股公司。其主要附屬公司及聯營公司之業務為投資控股，以及製造、推廣及銷售電池、電子及音響產品、汽車配線、電纜、裝置電器產品及發光二極管顯示屏。CIHL為GP工業擁有約67.6%權益之附屬公司。GP工業為本公司主要工業投資工具，截至最後實際可行日期，本公司持有GP工業約87.1%權益。CIHL主要從事發展、製造及分銷裝置電器產品。

Gerard Corporation之資料

Gerard Corporation為於澳洲成立之有限公司，從事投資控股。其附屬公司主要從事製造，印刷，包裝，貨運，擁有商業資產、林業及農業權益。

Gerard Corporation之財務業績概要

Gerard Corporation於二零零三年二月成立。Gerard Corporation至今營運少於兩年。Gerard Corporation截至二零零四年六月三十日止年度之未經審核綜合業績概要如下：

	截至二零零四年六月三十日止年度	
	千澳元	*千港元*
營業額	61,170	376,501
除税及少數股東權益前虧損	(32,629)	(200,831)
除税及少數股東權益後虧損	(30,973)	(190,639)

Gerard Corporation於二零零四年六月三十日之未經審核淨資產經扣除股東貸款之淨值約118,900,000澳元（或約731,800,000港元）。

款項用途及交易之財務影響

CIHL計劃把交易所得款項淨額作一般營運資金用途。CIHL現視投資於Gerard Corporation為長期投資。於出售後，CIHL將其賬面值按比例減至19%Gerard Corporation權益，以及按照還款時間表把未償還代價及股東貸款列賬為短期及長期應收賬項。由於交易代價乃按CIHL於Gerard Corporation之投資之賬面淨值計算，因此交易代價並無顯

著高於或低於投資之賬面淨值。交易對金山工業集團之盈利並無重大影響。此外，因交易只引致資產重組，交易對金山工業集團之營運資金、負債比率、資產及負債並無重大影響。

展望

在原材料價格波動、加息及中國實施的緊縮經濟調控政策的影響下，預料金山工業集團之主要業務部門的營商環境將會波動，市場競爭亦將十分激烈。

金山電池之銷售預料將保持穩定，不過由於原料價格持續高企及市場競爭十分激烈，利潤將受壓，金山電池會繼續執行嚴謹的成本控制以保持競爭力。

CIHL大部份市場之營商環境將繼續改善，同時CIHL會繼續投資拓展照明系統業務。

電子業務前景保持樂觀。但中國實施的緊縮經濟調控政策將影響中國市場之銷售及盈利貢獻。

股東特別大會

根據上市規則，交易構成本公司之重大及關連交易及須獲獨立股東於股東特別大會上投票同意。股東特別大會通告載於本通函第88頁至第89頁。股東特別大會謹訂於二零零五年五月二十日上午十一時三十分假座香港金鐘道88號太古廣場，香港JW萬豪酒店三樓宴會廳1-3號舉行，藉以考慮及酌情通過提呈之決議案。

茲隨附股東週年大會代表委任表格。無論　閣下能否出席該大會，務請閣下按代表委任表格印列之指示將其填妥，及在大會（或其任何續會）指定舉行時間四十八小時前盡快交回本公司之註冊辦事處。填妥及交回代表委任表格將不會妨礙　閣下親身出席股東特別大會（或其任何續會）及於會上投票。

根據本公司組織章程細則第76條，提呈任何股東大會表決之決議案須以舉手方式表決，除非於宣佈以舉手方式表決結果之前或之時，以下人士要求以投票方式表決：

(a)　大會主席；或

(b)　不少於當時有權在會上表決的三名親身出席之股東或受委代表；或

(c) 一名或以上代表不少於有權在會上表決之全體股東全部投票權十分之一之親身出席股東或受委代表；或

(d) 一名或以上持有獲授予權利可於會上表決之股份之親身出席股東或受委代表，而該等股份合計之繳足股本，須不少於全部獲授予該等權利股份的繳足股本總額十分之一。

除被要求以投票方式表決外，當會議主席宣佈該項決議案以舉手方式獲通過或一致通過、或獲某指定大多數通過、或不獲通過，並將此載入本公司會議進行記錄薄冊內，則該記錄即為該事實的確證，而無須證明該項決議所得的贊成票或反對票的數目及比例。投票要求可被撤回。

推薦建議

董事相信交易乃合符本公司及其股東之整體利益。故此，董事推薦獨立股東投票贊成於股東特別大會上提呈之決議案以批准交易。任何於交易中有重要權益之關聯人士、股東及其聯繫人士將不會投票。買方及其聯繫人士將不獲准於股東特別大會上投票。董事及彼等之聯繫人士（於截至最後實際可行日期實益持有總數達181,537,843股股份，即本公司已發行股本約33.1%）已表示彼等欲就該等股份投票贊成股東特別大會上提呈之決議案。

附加資料

敬請 閣下留意本通函內所載獨立董事委員會函件、農銀証券函件及附錄中所載之附加資料。

此 致

列位股東 台照

主席兼總裁
羅仲榮
謹啟

二零零五年五月五日


GOLD
PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)

(股票代號:40)

敬啟者:

重大及關連交易

緒言

本函件乃有關金山工業(集團)有限公司(「本公司」)日期為二零零五年五月五日之通函(「通函」),本函件乃通函之一部份。除文義別有所指外,本函件所採用之詞語與本通函所採用者具有相同涵義。

根據上市規則,股份購買協議及貸款協議之條款須獲獨立股東於股東特別大會上同意。吾等乃獨立非執行董事,獲委任組成獨立董事委員會,就股份購買協議及貸款協議之條款是否公平合理,及是否符合本公司及其股東之整體利益,向　閣下提供意見。

農銀証券已獲委聘為獨立財務顧問,就股份購買協議及貸款協議之條款是否公平合理,向獨立董事委員會及獨立股東提供意見。

敬請　閣下垂注載於本通函第4頁至第11頁之「主席兼總裁函件」及第14頁至第24頁之農銀証券函件,當中載列其就股份購買協議及貸款協議之條款向吾等及獨立股東提供之意見及建議,及其達至此等意見及建議時考慮之主要因素及理由。

推薦建議

經考慮農銀証券之意見及建議，吾等相信股份購買協議及貸款協議之條款對股東公平合理，而交易乃合符本公司及股東之整體利益。因此，吾等推薦獨立股東投票贊成於股東特別大會上提呈之普通決議案以批准股份購買協議及貸款協議之條款及所有有關交易。

此 致

列位獨立股東 台照

金山工業（集團）有限公司
獨立董事委員會
呂明華
陳志聰
謹啟

二零零五年五月五日

以下為本公司接獲獨立財務顧問農銀証券為載入本通函而編撰之意見書全文。


農銀 証券
中國農業銀行全資附屬機構

農銀証券有限公司
香港中環紅棉路八號
東昌大廈十三樓

敬啟者：

重大及關連交易：
出售GERARD CORPORATION共21%之權益
及貸款協議

緒言

謹此提述　貴公司於二零零五年三月九日刊發有關Tarway Two出售Gerard Corporation 21%權益予買方及貸款協議。出售及貸款協議之詳情列載於二零零五年五月五日寄予股東之通函（「通函」）中之「主席兼總裁函件」內，本函件亦構成該通函之一部份，除另有註明外，本函件所用詞彙與本通函所界定者具有相同涵義。

於二零零五年三月七日，Tarway Two（CIHL之間接全資附屬公司）與買方訂立股份購買協議。據此，Tarway Two同意向買方出售，而買方同意從Tarway Two購入其於Gerard Corporation之21%權益，代價為25,000,000澳元（或約153,900,000港元）。

Tarway Two按其持有Gerard Corporation股份權益比例借予Gerard Corporation之股東貸款就出售事項，將按其持有Gerard Corporation之股份權益比例由40%減少至19%。因此，根據貸款協議條款及條件，Tarway Two將獲償還因應持有之股份權益比例下降而減少予Gerard Corporation之貸款22,100,000澳元（或約136,000,000港元）。

根據上市規則第14章及14A章,交易構成重大及關連交易及須獲得獨立股東於股東特別大會上投票同意。任何於交易中有重要權益之關聯人士、股東及其聯繫人士將不會於股東特別大會上投票。買方及其聯繫人士將不獲准於股東特別大會上投票。 貴公司已成立獨立董事委員會就交易向獨立股東提供意見及建議,成員包括呂明華先生及陳志聰先生,其均為獨立非執行董事。 貴公司亦已委任吾等農銀証券向獨立董事委員會及獨立股東就股份購買協議及貸款協議之條款及條件是否公平合理,及有關交易是否符合 貴公司及股東之整體利益作出意見及建議。

意見基礎

在達致吾等就交易向獨立董事委員會及獨立股東作出之意見及建議時,吾等依賴董事提供予吾等及於本通函內所載資料及陳述之準確性。吾等並無發現於本通函內作出及引述之任何聲明、資料及陳述,於作出該等聲明、資料及陳述時至寄出本通函日期間,於任何方面為不真實及不正確,而董事對此均承擔全責。吾等沒有理由懷疑董事提供予吾等之資料及陳述之真實性、準確性及完全性。吾等亦得到董事之建議,指出於本通函內提供及引述之資料及陳述並無重大遺漏。

吾等相信已得到充足資料以達至有根據之觀點,及有理由支持吾等對本通函內所載之資料及陳述之準確性之依賴。吾等沒有理由懷疑 貴公司或董事保留任何重要資料。吾等沒有就董事提供予吾等之資料進行獨立審查,吾等亦沒有就 貴公司、其附屬公司及有關公司之事務進行獨立審查。

主要考慮因素及原因

於達成吾等就股份購買協議及貸款協議之條款及條件之意見時，吾等考慮到以下主要因素及原因：

1. 股份購買協議

出售原因

CIHL， 貴公司之間接附屬公司，主要從事發展、製造及分銷電器產品。CIHL為亞洲電器產品主要供應商之一。CIHL之主要產品為電器有關產品，如電器配件、工業產品、綜合系統、通訊產品、照明系統、LED大型屏幕及其他電子電器產品。

於二零零五年三月七日，Tarway Two（CIHL之間接全資附屬公司）與買方訂立股份購買協議。據此，Tarway Two同意向買方出售，而買方同意從Tarway Two購入其於Gerard Corporation之21%權益，代價為25,000,000澳元（或約153,900,000港元）。於完成交易後，Tarway Two將持有Gerard Corporation 19%權益。

董事相信交易乃根據CIHL出售其非主要業務而作出之一致行動。出售使 貴集團可集中整體資源於主要業務及減省於沒盈利之非主要業務上之投資，此舉有利於 貴公司及其股東之整體利益。 貴公司自CIHL方面了解交易條款乃買方與CIHL進行商業談判下CIHL可獲取之最佳條款。經CIHL與買方公平磋商後，於現階段出售Gerard Corporation之21%權益乃 貴公司之商業決定。CIHL現階段有意出售Gerard Corporation之餘下權益，但需視乎將來市場情況及商業機會。

Gerard Corporation為於澳洲成立之有限公司，從事投資控股。主要從事製造、印刷、包裝、貨運，擁有商業資產、林業及農地權益。

鑒於CIHL主要從事發展，製造及分銷電器裝置產品，而Gerard Corporation現時從事之業務範圍偏離CIHL之業務重點。因此，吾等同意董事之觀點，出售乃符

合 貴公司致力出售非主要業務，從而集中整體資源於電器裝置產品業務，並減省於沒盈利之非主要業務上之投資。

代價基準

出售代價為25,000,000澳元（或約153,900,000港元），將根據「主席兼總裁函件」內「貸款金額」一段所述方式償還。是項出售之代價乃經公平磋商，按Gerard Corporation於二零零四年六月三十日之未經審核資產經扣除股東貸款淨值約118,900,000澳元（或約731,800,000港元）釐定。董事確認由於Gerard Corporation並未完成審核截至二零零四年六月三十日止年度之財務報告，因此並無截至二零零四年六月三十日止年度經審核財務報表。董事亦無發現因此而導致違反任何相關規定。代價因而參照未經審核賬目釐定。

吾等發現於截至二零零四年六月三十日止年度，Gerard Corporation錄得一未經審核除稅及少數股東權益後虧損31,000,000澳元（或約190,600,000港元），Gerard Corporation之董事預期Gerard Corporation於截至二零零五年六月三十日止年度將繼續錄得虧損。因此，吾等認為以市盈率按Gerard Corporation之盈利作為對Gerard Corporation估值之基準並不適當。基於Gerard Corporation沒有盈利，吾等認為以Gerard Corporation之淨資產值作參照而定出其公平價格更為適當。

因出售代價基於Gerard Corporation於二零零四年六月三十日之未經審核資產淨值釐定，吾等對Gerard Corporation於二零零四年六月三十日之未經審核綜合財務報表作出審查（總資產值為317,500,000澳元（或約1,954,200,000港元））。吾等對永久擁有土地及房產（總值79,800,000澳元（或約491,200,000港元））和其他投資（總值約38,800,000澳元（或約238,800,000港元））進行審查，並認為該等資產之市值將可能未有反映於二零零四年六月三十日止年度財務報表上。就此，吾等進行以下審查：

(a) 永久擁有土地及房產

(i) 吾等根據Gerard Corporation之土地及房產記錄名單，審閱永久擁有土地及房產之詳細資料。該等永久擁有土地及房產之約三分之二（以賬面值計算）為位於阿得雷德、墨爾本及雪梨之工業用物業（「工業用物業」），餘下三分之一為遍佈澳洲之住宅用物業、農地及港口碼頭（「其他物業」）。

(ii) 根據於二零零四年六月三十日之賬面值，約95% Gerard Corporation之永久擁有土地及房產由一獨立估值公司進行獨立估值。其中約77%於二零零三年四月進行估值，及約18%於二零零四年Gerard Corporation購入該等資產時進行評估（「獨立估值」）。其後並無就該等永久擁有土地及房產進行最新之獨立估值。根據獨立估值，大部份永久擁有土地及房產之價值約為50,300,000澳元（或約309,600,000港元）。其中工業用物業之估值約為36,100,000澳元（或約222,200,000港元），而工業用物業於二零零四年六月三十日之賬面值約為56,500,000澳元（或約347,800,000港元），超出獨立估值約56.5%。

(iii) 基於吾等、Gerard Corporation及　貴公司管理層之討論及意見，吾等認為工業用物業之現價總市值與於二零零四年六月三十日之總賬面值並無重大差別。基於吾等查閱有關就位於阿得雷德、墨爾本及雪梨之工業用土地每平方米中位／平均價格市場趨勢之若干獨立物業研究報告之數據後，吾等同意上述見解。

(iv) 根據獨立估值，其他物業之價值約為14,200,000澳元（或約87,400,000港元），其於二零零四年六月三十日之賬面值則為19,500,000澳元（或約120,000,000港元），賬面值高於獨立估值約37.3%。基於吾等、Gerard Corporation及　貴公司管理層之討論及意見，吾等認為其他物業之現價與於二零零四年六月三十日之賬面值並無重大差別。基於吾等查閱有關澳洲主要城市住宅物業市場住宅價格指數及位於澳州各地農地物業市場平均售價之若干獨立地產研究報告之數據後，吾等同意上述見解。

(v) 吾等已審閱Gerard Corporation於二零零四年十二月三十一日之未經審核綜合財務報表，發現與於二零零四年六月三十日永久擁有土地及房產之賬面值比較並無重大改變。此外，Gerard Corporation之董事確認自二零零四年十二月三十一日起，並無重大收購及出售發生。Gerard Corporation董事亦確認Gerard Corporation於二零零四年六月三十日之永久擁有土地及房產之價值為真實及公平。

(b) 其他投資

吾等就Gerard Corporation其他投資（包括上市及非上市投資，以及物業投資信託基金，於二零零四年六月三十日，上市投資之賬面值約為8,500,000澳元（或約52,300,000港元）、非上市投資之賬面值約為5,200,000澳元（或約32,000,000港元）及物業投資信託基金之賬面值約為25,100,000澳元（或約154,500,000港元）），進行以下審查：

(i) 吾等比較上市股份於最後實際可行日期之市值及與二零零四年六月三十日之相應賬面值。吾等發現於最後實際可行日期上市股份之市值約8,200,000澳元（或約50,500,000港元）低於其於二零零四年六月三十日之賬面值約3%。

(ii) 吾等與Gerard Corporation管理層討論有關Gerard Corporation所投資之非上市公司之背景及審查Gerard Corporation提供之此等非上市公司之最新財務報表，吾等從Gerard Corporation及 貴公司管理層得知該些公司於最後實際可行日期之市值與其於二零零四年六月三十日之賬面值比較並無顯著上升。

(iii) 吾等已審查那些物業投資信託基金內主要物業之最新獨立估值報告，這些估值大部份於二零零四年第四季內進行。吾等與Gerard Corporation管理層討論物業投資信託基金之性質，其就此等信託基金最新市值之觀點及審查有關物業信託基金下所有物業之物業登記冊。Gerard Corporation於二零零四年六月三十日後於其他物業投資信託基金之投資增加約3,000,000澳元（或約18,500,000港元）。計入按其增加之投資及與投資有關成本而引致於物業投資信託基金所佔權益之增加後，Gerard Corporation於投資信託基金所佔權益與於二零零四年十二月三十一日之賬面價比較並無顯著分別。吾等從Gerard Corporation及 貴公司管理層得知該些物業投資信託基金內之物業於最後實際可行日期之最新市值與其於Gerard Corporation二零零四年十二月三十一日未經審核綜合財務報表內所載之相應賬面值比較並無顯著上升。

吾等亦已審查Gerard Corporation截至二零零四年十二月三十一日之未經審核財務報表。截至二零零四年六月三十日止年度及二零零四年十二月三十一日止六個月未經審核綜合財務報表內之主要數目表列如下：

	二零零四年 六月三十日 *百萬澳元* *(未經審核)*	二零零四年 十二月三十一日 *百萬澳元* *(未經審核)*
總資產	317.5	325.8
總負債	198.6	210.8
總資本	118.9	115.0

與二零零四年六月三十日比較，Gerard Corporation的資產及負債並沒有顯著變化。此外Gerard Corporation董事確認Gerard Corporation的資產及負債自二零零四年十二月三十一日起沒有顯著之變動。Gerard Corporation董事聯同董事確認Gerard Corporation於二零零四年十二月三十一日之未經審核綜合財務報表反映Gerard Corporation之最新財務狀況。

參照Gerard Corporation於二零零四年十二月三十一日未經審核綜合財務報表，Gerard Corporation繼續錄得約3,900,000澳元（或約24,000,000港元）之淨虧損，而Gerard Corporation資產淨值亦減少至約115,000,000澳元（或約707,800,000港元）。於二零零四年六月三十日後，Gerard Corporation之經營表現並沒有改善。

此外，由於(i) Gerard Corporation為一間有虧損之私人公司，(ii) Gerard Corporation權益之轉讓受買方優先認購權所限制，及(iii)出售之股份百份比為被動之少數權益，吾等同意董事之觀點，除買方外，難以覓得對Gerard Corporation之經營有興趣之第三者。董事確認於進行交易時，除買方外，並無其他適合買家可供CIHL就是項交易進行磋商。

就此及考慮以下各點：

(a) 出售與 貴公司一直致力出售其非主要業務之行動一致，

(b) 除買方外，難以覓得對Gerard Corporation之經營有興趣之第三者；

(c) Gerard Corporation董事確認自二零零四年六月三十日起，Gerard Corporation之經營表現並沒有改善；

(d) 吾等自Gerard Corporation及 貴公司管理層得知而認為並同意工業用物業之最新市場總估值與於二零零四年六月三十日時之相應賬面總值比較並無顯著分別；

(e) 吾等自Gerard Corporation及 貴公司管理層得知而認為並同意其他房產之最新市場總估值與於二零零四年六月三十日時之相應賬面總值比較並無顯著分別；

(f) 吾等審查若干獨立物業研究報告就(i)位於阿得雷德、墨爾本及雪梨之工業用地；(ii)位於澳洲主要城市之住宅物業市場及(iii)位於澳洲各地農地物業市場之市場數據；

(g) 其他投資（包括上市及非上市投資，以及物業投資信託基金）之最新市值與其於二零零四年六月三十日時賬面值比較並無顯著上升；

(h) Gerard Corporation董事確認自二零零四年六月三十日起，Gerard Corporation之資產及負債並沒有顯著變動；

就 貴公司及股東而言，吾等認為買方按股份購買協議而需要支付之代價公平及合理。

2. 貸款協議

訂立貸款協議之原因

出售代價25,000,000澳元（或約153,900,000港元）將以給予買方一筆貸款之形式支付。此外，於出售前，Gerard Corporation之資本結構包括已繳付股本及股東貸款。這些股東貸款由Gerard Corporation股東根據其股權按比例付出。董事指出，此等股東貸款為資本性質，並無固定還款期及不附帶利息。由於出售，Tarway Two給予Gerard Corporation之貸款將會因應其持有Gerard Corporation的股權比例下降而減少，而買方同意承擔Tarway Two按股份比例作出之股東貸款22,100,000澳元（或約136,000,000港元），此股東貸款亦會以給予買方一筆貸款之形式支付。於完成交易後，Tarway Two予Gerard Corporation之股東貸款將為股東貸款之19%，金額為20,000,000澳元（或約123,100,000港元）。

就此項交易，Tarway Two可收取之總金額為47,100,000澳元（或約289,900,000港元），其中之1,500,000澳元（或約9,200,000港元）於簽訂股份購買協議及貸款協議同時支付。而其餘之45,600,000澳元（或約280,700,000港元）則根據「主席兼總裁函件」中「貸款金額」一段所述方式分期償還。

吾等認為讓買方以貸款安排償還代價乃經公平磋商得出之商業決定。此外，按董事建議於出售前，股東貸款實際為資本性質，無固定還款期及不附帶利息。按照出售，買方同意承擔Tarway Two按股份比例作出之股東貸款，並且按一固定還款計劃償還利息及貸款，因此吾等認為該貸款安排公平及合理。

利率

根據貸款協議，從達成協議內所有條件日期開始，應付利息將以根據貸款協議之未償還貸款按照Australia Finance Review不時刊載之180日銀行票據之銀行票據掉期參考利率（平均買價）加1.5%計算，而買方須於每六個月支付利息。董事認為，貸款利率乃經公平磋商釐定。

董事認為，銀行票據掉期參考利率是一個市場利率，並廣泛地應用在澳洲的商業借貸業務上。於交易日期，該180日銀行票據之銀行票據掉期參考利率約為5.85%，因此，按貸款協議之有效利率約為7.35%，與澳洲儲備銀行於二零零四年三月公佈之六個月零售定期存款利率4.15%比較，按貸款協議所用之有效利率為溢利率。經考慮(i)於未出售前，該股東貸款不附帶利息和(ii)貸款協議收取利息之利率相比公司把所收取之還款存放於一間澳洲銀行的定期存款利率為高，因此，吾等認為在該貸款協議下所使用之利率公平及合理。

抵押

於簽訂貸款協議同時，買方亦提出總數為51,500,000股Gerard Corporation之三項股份抵押，相當於約34.3% Gerard Corporation權益，於完成交易時立即抵押予Tarway Two，作為股份購買協議下未償還代價及貸款協議下應付貸款及任何

應付利息之抵押。吾等經董事確認以股份抵押作為保證之Gerard Corporation 34.3%權益經公平磋商釐定。

根據Gerard Corporation截至二零零四年十二月三十一日止期內未經審核資產淨值約115,000,000澳元(或約707,800,000港元)及150,100,000股已發行股份,Gerard Corporation之每股資產淨值約0.7662澳元(或約4.716港元)。就此,貸款協議之抵押總值約39,500,000澳元(或約243,100,000港元)。雖然抵押總值只及未償還金額約86.6%,但考慮若於買方未能履行責任之情況下,Tarway Two根據三項股份抵押下Gerard Corporation約34.3%之權益加上其仍持有Gerard Corporation 19%之權益,能對Gerard Corporation行使控制權之能力後,及股份抵押將繼續保證直至Tarway Two之股份抵押獲免除,而不受任何付款、支付或其他事情影響之情況下,吾等認為貸款協議之抵押公平及合理。

結論

經考慮以上資料,吾等認為貸款協議符合一般商業條款、公平、合理及符合 貴公司及股東之整體利益。

3. 財務影響

(i) 損益表

CIHL於Gerard Corporation之實際權益以投資入賬,而交易代價根據CIHL於Gerard Corporation之投資賬面淨值釐定,因此,交易對 貴集團並無構成重大利潤或虧損。

(ii) 資產淨值

因交易代價根據CIHL於Gerard Corporation之投資賬面淨值釐定,因此,交易對 貴集團之資產及負債並無重大影響。

(iii) 現金狀況

於簽訂股份購買協議及貸款協議後,CIHL之銀行結存、存款及現金將增加1,500,000澳元(或約9,200,000港元),即買方償還之首期還款。而餘額貸款

45,600,000澳元(或約280,700,000港元)將按「主席兼總裁函件」中「貸款協議」一段中所述分期償還。就此,出售將改善　貴集團現時及將來之現金流量。

4. **建議**

經考慮上述主要因素及原因,吾等認為就股東而言股份購買協議及貸款協議之條款及條件公平合理,及有關交易符合　貴公司及股東之整體利益。因此,吾等建議獨立董事委員會建議獨立股東,於股東特別大會投票贊成普通決議案批准交易。

此　致

金山工業集團有限公司
香港新界葵涌葵榮路三十號
金山工業中心八樓
獨立董事委員會及獨立股東

農銀証券有限公司
伍超豪
董事

二零零五年五月五日

下列所載為節錄自本公司截至二零零四年三月三十一日止年度年報之金山工業集團經審核綜合財務報表：

綜合損益表

截至二零零四年三月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元 (重新編列)
營業額	4	1,684,460	1,809,127
銷售成本		(1,334,532)	(1,421,459)
毛利		349,928	387,668
其他營業收入		56,621	62,197
銷售及分銷支出		(158,592)	(166,357)
行政支出		(207,268)	(194,944)
其他營業支出	5	(7,634)	(12,922)
營業溢利	6	33,055	75,642
投資淨虧損	7	(79,895)	(29,849)
財務成本	8	(62,178)	(88,425)
所佔聯營公司業績	9	460,283	203,295
攤銷購入聯營公司引發之溢價		(7,138)	(7,138)
變現購入聯營公司引發之折讓		1,350	1,281
因出售聯營公司所變現之儲備		(9,158)	–
購入附屬公司所產生溢價之減值		(7,600)	–
購入一間聯營公司所產生溢價之減值		(17,189)	–
應當出售一間附屬公司部份權益之虧損		(6,085)	(944)
應當出售部份聯營公司權益之虧損		(479)	(70)
應當出售一間附屬公司之虧損		–	(4,008)
出售附屬公司權益之虧損		–	(18)
出售聯營公司權益之收益		–	1,006
除税前溢利		304,966	150,772
税項	10	(80,087)	(52,684)
未計少數股東權益前溢利		224,879	98,088
少數股東權益		(51,066)	(29,279)
全年純利		173,813	68,809
分配及其他變動：			
股息	11	(76,225)	(34,574)
轉入不可分派儲備賬			
一法定盈餘		(1,136)	(422)
		(77,361)	(34,996)
每股盈利	12		
基本		32.31港仙	12.93港仙
攤薄		27.84港仙	11.98港仙

綜合資產負債表

於二零零四年三月三十一日

	附註	二零零四年 千港元	二零零三年 千港元 (重新編列)
非流動資產			
投資物業	13	138,980	112,295
物業、廠房及設備	14	318,433	259,895
所佔聯營公司權益	16	2,194,249	1,729,415
商標	17	56,466	60,649
證券投資	18	143,808	177,358
給貿易夥伴之借款	19	97,000	109,000
遞延支出	20	–	–
商譽	21	7,425	9,146
		2,956,361	2,457,758
流動資產			
存貨	22	280,923	282,996
應收賬項、應收票據及預付款項	23	562,332	533,190
證券投資	18	149,786	182,351
應收股息		22,583	17,928
可收回稅項		960	236
銀行結存、存款及現金		259,319	163,529
		1,275,903	1,180,230
流動負債			
應付賬項及費用	24	472,505	394,060
財務租賃責任	25	2,742	2,127
稅項		11,290	6,710
銀行貸款、透支及商業信貸	26	949,378	911,205
		1,435,915	1,314,102
流動負債淨值		(160,012)	(133,872)
總資產減去流動負債		2,796,349	2,323,886
少數股東權益		272,836	223,136
非流動負債			
借款	27	1,147,243	1,008,688
可換股票據	28	88,507	85,925
遞延稅項	29	9,376	7,218
		1,245,126	1,101,831
資產淨值		1,278,387	998,919
資本及儲備			
股本	30	271,095	265,953
儲備	32	1,007,292	732,966
股東資金		1,278,387	998,919

資產負債表

於二零零四年三月三十一日

	附註	二零零四年 千港元	二零零三年 千港元 (重新編列)
非流動資產			
投資物業	13	13,900	–
物業、廠房及設備	14	18,991	34,071
所佔附屬公司權益	15	1,900,419	1,858,060
		1,933,310	1,892,131
流動資產			
應收賬項及預付款項		141,332	151,781
可收回税項		806	–
銀行結存、存款及現金		101,973	9,049
		244,111	160,830
流動負債			
應付賬項及費用		16,023	13,338
財務租賃責任	25	1,770	1,083
税項		–	700
銀行貸款	26	446,210	665,339
		464,003	680,460
流動負債淨值		(219,892)	(519,630)
總資產減去流動負債		1,713,418	1,372,501
非流動負債			
借款	27	573,853	241,067
可換股票據	28	88,507	85,925
欠附屬公司款項		16,424	14,361
遞延税項	29	–	2,735
		678,784	344,088
資產淨值		1,034,634	1,028,413
資本及儲備			
股本	30	271,095	265,953
儲備	32	763,539	762,460
股東資金		1,034,634	1,028,413

綜合權益變動表

截至二零零四年三月三十一日止年度

	二零零四年	二零零三年
	千港元	*千港元*
年初數		
一如前所載	1,010,505	950,444
一前期調整 *(附註2)*	(11,586)	(8,915)
一重新編列	998,919	941,529
所佔聯營公司之換算儲備	84,451	5,019
所佔聯營公司之資本儲備	14,754	26
換算海外業務所引發之外滙差額	(6,349)	(4,692)
尚未於損益賬確認之淨收益	92,856	353
	1,091,775	941,882
全年純利	173,813	68,809
因行使認股權而發行新股(扣除開支)	12,870	–
因出售聯營公司變現之儲備	7,856	–
出售聯營公司業務而變現之儲備	32,617	–
已派發股息	(40,544)	(23,936)
應當出售一間附屬公司而變現之商譽儲備	–	10,956
出售附屬公司而變現之儲備	–	1,208
年末數	1,278,387	998,919

綜合現金流量表

截至二零零四年三月三十一日止年度

	二零零四年	二零零三年
	千港元	*千港元*
經營業務之現金流入		
除税前溢利	304,966	150,772
調整：		
所佔聯營公司業績	(460,283)	(203,295)
商標攤銷	4,183	4,183
攤銷購入聯營公司所引發之溢價	7,138	7,138
變現購入聯營公司所引發之折讓	(1,350)	(1,281)
攤銷購入附屬公司所引發之商譽	1,233	983
物業、廠房及設備之折舊及攤銷	45,322	46,126
出售物業、廠房及設備之虧損	3,807	8,858
應當出售聯營公司部份權益之虧損	479	70
應當出售一間附屬公司部份權益之虧損	6,085	944
購入一間聯營公司所產生溢價之減值	17,189	–
購入附屬公司所產生溢價之減值	7,600	–
因出售聯營公司所變現之儲備	9,158	–
於損益賬計入之投資物業估值盈餘	(14,209)	(7,013)
利息收入	(9,428)	(16,623)
銀行及其他借款利息	59,468	85,754
可換股票據利息	2,582	2,502
財務租賃責任利息	128	169
證券投資之股息收入	(4,697)	(4,367)
持有證券投資尚未變現之淨虧損	79,895	15,349
電子商貿投資之撇賬	–	14,500
遞延支出攤銷	–	11,319
出售聯營公司之收益	–	(1,006)
出售附屬公司之虧損	–	18
應當出售一間附屬公司之虧損	–	4,008
外幣兑換率變動對公司之間結存之影響	(10,531)	(13,574)

	附註	二零零四年 千港元	二零零三年 千港元
計算營運資金變動前之營業現金流量		48,735	105,534
存貨之減少（增加）		17,482	(51,215)
應收賬項、應收票據及預付款項之增加		(2,718)	(48,471)
應付賬項及費用之增加		71,888	95,760
經營業務所產生之淨現金		135,387	101,608
已付香港利得稅		(6,126)	(5,902)
已收香港利得稅退款		4	13
已付香港以外其他地區稅項		(6,627)	(6,800)
已收香港以外其他地區稅項退款		128	286
經營業務產生之現金淨額		122,766	89,205
投資業務現金流量			
購入物業、廠房及設備		(123,497)	(54,076)
購入聯營公司之權益		(50,176)	(13,199)
購入附屬公司額外權益所付代價		(42,473)	–
給聯營公司之借款		(174)	(27,544)
購入證券投資		(39)	(624)
已收聯營公司之股息		77,763	59,099
聯營公司償還之欠款		26,387	8,100
應當出售一間附屬公司部份權益之款項		21,077	1,971
出售物業、廠房及設備之款項		9,776	11,826
已收利息		9,527	17,011
已收證券投資之股息		4,697	4,367
應當出售一間附屬公司（已扣除其現金及等值現金）	34	–	(12,303)
遞延支出		–	(8,967)
貿易伙伴償還之欠款		–	8,000
出售附屬公司（已扣除其現金及等值現金）	35	–	–
投資業務使用之現金淨額		(67,132)	(6,339)

	附註	二零零四年 千港元	二零零三年 千港元
融資現金流量			
新銀行貸款		1,011,291	110,100
短期銀行貸款現金流入淨額		19,175	78,486
發行股份所得之款項(已扣除12,000港元之開支)(二零零三年:零港元)		12,870	–
附屬公司少數股東所提供股本		3,900	23,190
償還銀行貸款		(872,439)	(643,270)
已付銀行及其他借款之利息		(61,199)	(86,851)
已付股息		(40,544)	(23,936)
償還定息票據		(20,912)	–
已付附屬公司少數股東之股息		(14,559)	(7,068)
償還財務租賃之本金		(2,737)	(3,376)
商業信貸現金(外流)流入淨額		(1,860)	60,972
已付財務租賃責任之利息		(129)	(171)
定息票據		–	208,200
融資所產生(使用)之現金淨額		32,857	(283,724)
現金及等值現金增加(減少)淨額		88,491	(200,858)
年初之現金及等值現金		156,168	355,500
外幣兌換率變動之影響		7,959	1,526
年末之現金及等值現金	37	252,618	156,168

附註：

1. 緒言

本公司乃一間在香港註冊成立之上市有限公司，其股份於香港聯合交易所有限公司（「聯交所」）上市。

本公司乃一間投資控股公司，其附屬公司及聯營公司之業務分別載於附註42及43。

2. 香港財務報告標準之採納

集團於是年度首次採納由香港會計師公會（「香港會計師公會」）頒佈之香港財務報告標準（「香港財務報告標準」）－會計實務準則（「會計準則」）第12號（經修訂）「所得稅」。香港財務報告標準之條款包括由香港會計師公會同意之會計準則及詮釋。

集團採納會計準則第12號（經修訂）「所得稅」。採納會計準則第12號（經修訂）主要影響有關遞延稅項之會計處理及披露。過往年度乃使用損益表債務方法，除有合理理由相信時間差距沒法在可見將來被變現，則為所有時間差距作出遞延稅項之撥備。會計準則第12號（經修訂）要求採用資產負債表債務方法，除有限的例外情況外，遞延稅項乃就財務報表內資產及負債賬面值與計算應課稅溢利所使用之相應稅務基礎兩者之所有暫時差別予以確認。在會計準則第12號（經修訂）並無任何指明過渡性安排情況下，此新會計政策已被有追溯性地採用。有關比較數值已予重整。

集團

採納會計準則第12號（經修訂）引致集團於二零零二年四月一日之累積溢利減少8,915,000港元，遞延稅項負債增加4,598,000港元，所佔聯營公司權益減少5,830,000港元以及少數股東權益減少1,513,000港元。此外，截至二零零三年三月三十一日止年度之溢利減少2,671,000港元。

採納會計準則第12號（經修訂）引致於二零零二年四月一日之累計影響綜合如下：

	如前述 *千港元*	調整 *千港元*	重新編列 *千港元*
累積溢利	909,346	(8,915)	900,431
遞延稅項	4,675	4,598	9,273
所佔聯營公司權益	1,563,734	(5,830)	1,557,904
少數股東權益	226,723	(1,513)	225,210

公司

採納會計準則第12條（經修訂）引致於二零零二年四月一日之累計溢利減少2,941,000港元及遞延稅項增加2,941,000港元。而截至二零零三年三月三十一日止年度之盈利則增加206,000港元。

3. 主要會計政策

財務報表乃根據為重估物業及證券投資而修改之歷史成本法而編製。

賬目乃根據香港一般接受之會計原則編製，其主要會計政策如下：

綜合基準

綜合賬目合併了本公司及其附屬公司截至每年三月三十一日止年度之賬目。

綜合損益表包括在是年度由有效收購日期起或截至有效出售日期止被收購或出售之附屬公司之業績。

集團內公司之間的所有重大交易及結餘已於編製綜合賬目時已被剔除。

商譽

商譽為收購作價較集團所佔附屬公司、業務或聯營公司可辨認資產公平淨值所超逾之差額。

於二零零一年四月一日前因收購附屬公司或業務產生之商譽，可繼續保留於儲備中，當出售有關附屬公司或業務時，其商譽將會計入損益表中，或可於決定作商譽減值時計算。

於二零零一年四月一日或以後因收購產生之商譽，會被確認為資產並按可用年期以直線法攤銷。因收購附屬公司或業務而產生之商譽會獨立分列於資產負債表中。收購聯營公司而產生之商譽將包括在聯營公司之賬面值內。

當出售附屬公司、聯營公司或業務時，其有關未攤銷商譽／已在儲備中撇除之商譽須於計算出售盈虧時包括在內。

負商譽

收購附屬公司、聯營公司或業務所產生之負商譽乃指集團於收購日應佔所收購的可辨別資產及負債之公平價值高出收購成本之差價。

本集團採納會計準則第30號「商業合併」賦予之過渡安排不須重訂及確認之前被計入儲備之負商譽為收入。因此，於二零零一年四月一日前因收購產生之負商譽將於儲備中保留，而於出售有關附屬公司或業務時將會計入損益表中。

於二零零一年四月一日後因收購產生之負商譽，會按個別具體情況經分析後計入收入。源自於收購日可預期損失或支出之負商譽將可於該等損失或支出出現時列作收入。餘下的負商譽將以直線法根據可分辨資產之餘下平均可用有效年期按年確認。如該負商譽超逾所收購可分辨非貨幣資產之公平值，將立即被確認為收入。收購附屬公司或業務所產生之負商譽會獨立分開列於資產負債表中，並從資產中扣除。收購聯營公司所產生之負商譽會包括在聯營公司之賬面值內。

營業額

營業額乃是年度向外界客戶銷售貨品之已收及應收淨額總數。

收入確認

貨物出售於貨物付運及貨權已轉手時確認。

租金收入，包括營業性租賃物業之預收租金，按其租賃年期以直線法確認。

利息收入乃以本金及其利率按時間比例計入。

股息收入於集團已確定有權收取該款項時確認。

附屬公司

於附屬公司之投資以投資成本扣除任何可辨別之減值損失計入公司的資產負債表。

聯營公司

聯營公司乃集團可對其行使重大之影響力之機構，包括參與製訂財務及經營政策。

綜合損益表包括本集團所佔收購後聯營公司之年度業績。在綜合資產表上，所佔聯營公司權益以本集團所佔聯營公司淨資產，加上收購時所付溢價及減去引發之折讓之未攤銷部份或列作收入部份另扣減攤銷及可辨認之減值損失列賬。

財務租賃之資產

如租賃之條文轉嫁大部份擁有權之風險及回報予集團，該資產會被列為財務租賃資產。財務租賃或貸款契約之資產會以購入日期以公平價格資本化。相對之負債在扣除利息支出後會以財務租賃責任列於資產負債表內。一切總承擔與該等資產之公平價格之差額為財務租賃成本，將於有關時期於損益表上支銷以期達到把剩餘財務租賃之責任於期後會計時期均衡地支銷。

其他租賃皆列為營業性租賃，應付之租金乃按有關之租賃年期以直線法於損益表扣除。

投資物業

投資物業為已完成之物業並用作投資之用，其租金收入以市場公平磋商而訂定。

投資物業以年結時的公開市場價值據獨立專業估價入賬。投資物業之估價盈餘或虧損將於投資物業估價儲備中撥入（撥出）。當估價儲備不足以扣除虧損時，估價多出之虧損將於損益賬上支銷。而當過去之估價虧損已在損益賬中支銷，其後之估價盈餘當可於損益賬中入賬，惟其價值不能高於已支銷於損益表之數目。

當投資物業出售後，投資物業儲備之剩餘將轉往損益賬中入賬。

投資物業將不需折舊（其租賃期（包括更新年期）為二十年或以下者除外）。

發展中之物業

發展中之物業乃按成本列賬，並於其已完成時轉為物業、廠房及設備之一個指定類別。成本包括所有與建造有關所引致之直接成本。

物業、廠房及設備

物業、廠房及設備（除發展中物業外）乃以成本或估值減去累積折舊、累計攤銷及任何已確認之損值虧損列賬。

當資產出售或撤出時，其盈餘或虧損乃所收款項及資產賬面值之差額，將變現於損益賬內。

任何因物業評估而產生之增值將撥入物業重估儲備。如某資產因估值而產生之淨資產值減少比較其在物業重估儲備中之以往評估增值（如有）為大，則兩者之差額將會在損益賬中扣除。由於集團採用會計準則第17號（經修訂）「物業、廠房及設備」「（會計準則第17號（經修訂）」之過渡安排免除為於一九九五年九月三十日前以重估值入賬之物業作定期估值，故此等物業將不會進一步估值。於以後出售該等資產時，其有關以往未轉到保留溢利之評估增值將轉到保留溢利。

除發展中物業外，物業、廠房及設備之成本或估值於其估計可用年期按以下折舊率以直線法或餘額遞減法每年折舊及攤銷：

直線法：

永久擁有土地	無
短期及中期租賃土地	按餘下尚未屆滿租賃年期
租賃房產	4%或按個別尚餘租賃年期（取較短者）
永久擁有房產	2%至3.2%
租約房產裝修	10%或按個別尚餘租賃年期（取較短者）

餘額遞減法：

機械及設備	10%至25%
工模及工具	20%至30%
其他	10%至25%

發展中之物業之成本待商業使用後才予折舊，因此發展中之物業以成本列賬。

財務租賃之資產乃根據如擁有資產般估計可用年期和租賃年期二者中之較短者計算折舊。

商標

購入商標之成本均資本化並以其估計有用年期二十年分期平均攤銷。

證券投資

證券投資在交易當日確認，並即時以成本價格入賬。

除持有至到期日之債券外，投資分類為投資證券及其他投資。

投資證券為策略性長線投資，並以成本減去可分辨的損值虧損列賬。

其他投資以公平價格入賬，而未變現之收益及虧損將包括在該年度之純利或淨虧損中。

遞延支出－專業訣竅

購入製造新產品專業訣竅之既得權利之成本，由既得日期起計，以直線法分三年至五年或按專利年期（取較短者）攤銷。若構成遞延支出的情況再不適用或有存疑，不能產生價值的部份遞延支出將立即於損益賬撇除。

可換股票據

可換股票據將分別地披露於財務報表，並於換股前列為負債。於損益表確認為可換股票據之財務成本包括贖回可換股票據時之應付溢價，並以期達到將可換股票據餘額於期後會計期間均衡地支銷之方式計算。因發行可換股票據而引致之費用於損益表中即時支銷。

存貨

存貨乃根據成本和可變現淨值二者中之較低值入賬。成本以先入先出法計算。可變現淨值乃按實際或估計售價減去所有其他生產成本及有關之市場推廣、銷售及分銷費用計算。

減值損失

於資產負債表結算日，本集團檢視其資產並決定有否跡象需因應作出減值損失。如某資產可取回值低於其賬面值時，賬面值會因而調低至可取回值。一般減值損失將立即被確認為支出，如相關資產以重估值列賬，其減值損失則視作減少重估儲備。

當減值損失於之後逆轉，資產的賬面值增加至新訂的預期可取回值，但所增加後的賬面值不可超逾其於往年度未計減值損失時之價值。減值損失之逆轉，將立即被計作收入，如相關資產以重估值列賬，其減值損失之逆轉將視作增加重估儲備。

稅項

稅項支出為當前應付稅項與遞延稅項之總和。

當前應付稅項乃基於應課稅溢利計算。應課稅溢利有別與損益表中所報之純利，因應課稅溢利之計算不包括於其他年度之應課稅收入及可減免之支出。此外，應課稅溢利之計算不包括永不用課稅及永不獲減免之損益表項目。

遞延税項指就財務報表內資產及負債之賬面值與計算應課税溢利所使用之相應税務基礎之分別而預期應付或可收回之税項。遞延税項採用資產負債表債務方法入賬。在一般情況下，遞延税項負債就所有應課税暫時差距予以確認，而如有可能利用可減免暫時差距以抵銷應課税溢利，遞延税項資產將被確認。如暫時差距源自商譽或對應課税溢利及會計溢利皆無影響交易中資產及負債之初期確認（商業合併除外），該等資產及負債將不予確認。

遞延税項負債就投資於附屬公司及聯營公司而產生之應課税暫時差距予以確認，除非集團能控制暫時差距之逆轉以及暫時差距在可見將來將不會逆轉。

遞延税項資產賬面值於每一個資產負債表日作出重估，將因應不可能存在足夠應課税溢利還原全部或部份該等資產而減少。

遞延税項以當該負債被結算或該資產被確認時期所預期之税率計算。遞延税項將在損益表中扣除或計入損益表中，除那些項目已直接自資本扣除或計入資本內。

外幣換算

外幣交易概以交易當日之匯率約數換算。凡以外幣為本位之貨幣資產及負債乃按資產負債表結算日之匯率換算。外匯盈虧均於損益表報賬。

在預備綜合財務報表時，海外業務之業績乃以全年平均之匯率換算，而海外業務之資產及負債乃以資產負債表結算日換算，任何在合併時引起之換算差額均撥入換算儲備。

退休保障成本

介定供款退休計劃之供款會於發生時計入為支出。

4. 業務及地域性分類

從管理層來説，本集團現時由四個主要營運部門構成，它們成為集團滙報分類資料的基礎，其主要營運部門及業務範圍詳見如下：

科技及策略	–	從事製造和分銷高科技產品包括發光二極管顯示屏及持有策略性投資
電子	–	發展、製造和分銷電子產品，例如：汽車電子，專業電子產品，零部件，汽車配線，電纜及揚聲器
電池	–	發展、製造和分銷電池及相關產品
電器	–	發展、製造和分銷裝置電器產品

本集團分類資料之分析如下：

(a) **以業務分類**

二零零四年

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
營業額						
對外銷售	358	1,684,102	–	–	–	1,684,460
內部對銷	43	–	–	–	(43)	–
	401	1,684,102	–	–	(43)	1,684,460
內部業務銷售乃按現行市場價格進行						
業績						
業務業績	15,245	60,178	–	–	–	75,423
不能分類之企業費用						(61,989)
其他企業收入						19,621
營業溢利						33,055
投資淨虧損						(79,895)
財務成本						
業務	(1,050)	(30,916)	–	–	–	(31,966)
企業						(30,212)
所佔聯營公司業績	428	101,583	121,541	236,731	–	460,283
攤銷購入聯營公司權益引發之溢價						(7,138)
變現購入聯營公司引發之折讓						1,350
因出售聯營公司所變現之儲備						(9,158)
購入附屬公司所產生溢價之減值						(7,600)
購入一間聯營公司所產生溢價之減值						(17,189)
應當出售一間附屬公司部份權益之虧損						(6,085)
應當出售聯營公司部份權益之虧損						(479)
除稅前溢利						304,966
稅項						(80,087)
未計少數股東權益前溢利						224,879
少數股東權益						(51,066)
全年純利						173,813
資產						
業務資產	355,756	1,351,609	–	–	(23,510)	1,683,855
所佔聯營公司權益	61,846	480,713	761,162	890,528	–	2,194,249
不能分類企業資產						354,160
總資產						4,232,264

二零零四年

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
負債						
業務負債	475,256	466,655	–	–	(486,300)	455,611
貸款						
業務	15,079	1,062,451	–	–	–	1,077,530
企業						1,021,833
可換股票據						88,507
不能分類企業負債						37,560
總負債						2,681,041
其他資料						
資本性支出						
業務	368	123,671	–	–	–	124,039
企業						1,821
折舊及攤銷						
業務	7,849	37,587	–	–	–	45,436
企業						5,302
因購入聯營公司而增加之折讓	–	–	8,619	–	–	8,619
因增加購入附屬公司權益而引發之商譽						
業務	–	250	–	–	–	250
企業						6,862

二零零三年（重新編列）

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
營業額						
對外銷售	394,472	1,414,655	–	–	–	1,809,127
內部對銷	44	651	–	–	(695)	–
	394,516	1,415,306	–	–	(695)	1,809,127
內部業務銷售乃按現行市場價格進行						
業績						
業務業績	40,175	31,156	–	–	–	71,331
不能分類之企業費用						(19,580)
其他企業收入						23,891
營業溢利						75,642
投資淨虧損						(29,849)
財務成本						
業務	(7,536)	(38,586)	–	–	–	(46,122)
企業						(42,303)
所佔聯營公司業績	(3,908)	97,259	81,225	28,719	–	203,295
攤銷購入聯營公司權益引發之溢價						(7,138)
變現購入聯營公司權益引發之折讓						1,281
應當出售一間附屬公司部份權益之虧損						(944)
應當出售部份聯營公司權益之虧損						(70)
應當出售一間附屬公司權益之虧損						(4,008)
出售附屬公司權益之虧損						(18)
出售聯營公司權益之收益						1,006
除税前溢利						150,772
税項						(52,684)
未計少數股東權益前溢利						98,088
少數股東權益						(29,279)
全年純利						68,809
資產						
業務資產	366,476	1,308,746	–	–	(27,228)	1,647,994
所佔聯營公司權益	61,990	475,450	639,219	552,756	–	1,729,415
不能分類企業資產						260,579
總資產						3,637,988

二零零三年（重新編列）

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
負債						
業務負債	483,069	397,564	–	–	(500,709)	379,924
貸款						
業務	15,652	998,879	–	–	–	1,014,531
企業						907,489
可換股票據						85,925
不能分類企業負債						28,064
總負債						2,415,933
其他資料						
資本性支出						
業務	25,480	31,033	–	–	–	56,513
企業						9,332
折舊及攤銷						
業務	23,854	33,284	–	–	–	57,138
企業						5,473
因購入聯營公司而增加之商譽						36
因購入聯營公司而增加之折讓	–	–	6,336	–	–	6,336

(b)　**地域分類**

集團產品之製造及分銷於中國包括香港及其他亞太地區、中東及歐洲國家進行。集團同時於美國維持市場推廣活動。

以下列表提供集團按市場地域而非貨品來源之銷售分析。

	營業額		除稅前溢利	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
中華人民共和國				
一香港	70,877	159,709	48,659	15,004
一內地	143,091	99,564	79,428	38,577
其他亞洲國家	623,407	574,649	38,718	17,688
歐洲	411,482	426,344	41,292	20,712
北美及南美洲	367,593	447,773	33,451	32,965
澳洲及新西蘭	60,170	91,542	51,654	22,287
其他	7,840	9,546	11,764	3,539
	1,684,460	1,809,127	304,966	150,772

分類資產之賬面值，物業、廠房及設備，及無形資產之增加，按資產所在地域之分析如下：

	分類資產之賬面值		物業、廠房及設備及無形資產之增加	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
中華人民共和國				
一香港	1,250,704	1,111,051	6,486	21,737
一內地	1,175,089	1,115,508	100,039	37,929
其他亞洲國家	998,397	770,561	9,811	468
歐洲	361,475	338,818	16,636	5,711
北美及南美洲	196,002	162,893	–	–
澳洲及新西蘭	243,608	137,252	–	–
其他	6,989	1,905	–	–
	4,232,264	3,637,988	132,972	65,845

5.　其他營業支出

	二零零四年	二零零三年
	千港元	*千港元*
其他營業支出包括：		
重組揚聲器業務之費用	6,401	5,433
攤銷購入附屬公司引發之商譽	1,233	983
關閉一所英國工廠之費用	–	6,506
	7,634	12,922

6. 營業溢利

	二零零四年 *千港元*	二零零三年 *千港元*
營業溢利已減除以下項目：		
董事酬金（如下）	28,549	22,335
員工薪金、津貼及福利	237,174	231,852
員工費用合計	265,723	254,187
遞延支出攤銷（包括於行政支出內）	–	11,319
商標攤銷（包括於行政支出內）	4,183	4,183
核數師酬金		
本年度	3,013	3,295
往年不足之撥備	126	1,481
折舊及攤銷		
擁有之資產	43,987	45,025
財務租賃之資產	1,335	1,101
出售物業、廠房及設備之虧損	3,807	8,858
營業性租賃租金		
物業	15,984	13,550
其他	3,516	3,145
研究費用支出	26,447	25,665
及經計入：		
股息收入：		
上市投資	4,693	4,362
非上市投資	4	5
銀行存款及結存之利息收入	7,532	16,094
聯營公司借款之利息收入	1,896	529
投資物業租金收入扣除支出828,000港元（二零零三年：1,243,000港元）	4,174	5,656
土地及房產租金收入扣除支出零港元（二零零三年：零港元）	–	1,386
重估投資物業之盈餘	14,209	7,013

董事薪酬及僱員薪酬

	二零零四年 *千港元*	二零零三年 *千港元*
董事		
袍金：		
執行董事	90	90
非執行董事	200	130
	290	220
執行董事之其他酬金：		
薪酬及其他福利	14,928	13,849
業勤獎勵	11,927	6,964
退休福利計劃供款	1,404	1,302
	28,259	22,115
	28,549	22,335

以上披露之數目包括付予非執行董事之董事袍金200,000港元(二零零三年:130,000港元)。

於本年度期間,集團提供居住物業予一位執行董事,該物業之租值為489,000港元(二零零三年:零港元)。此數目並未包括在上列之酬金內。

董事之酬金分級如下:

	董事人數	
	二零零四年	二零零三年
0港元－1,000,000港元	6	6
1,000,001港元－1,500,000港元	–	1
1,500,001港元－2,000,000港元	2	1
2,000,001港元－2,500,000港元	1	1
3,500,001港元－4,000,000港元	–	1
4,500,001港元－5,000,000港元	1	–
6,000,001港元－6,500,000港元	–	2
8,000,001港元－8,500,000港元	2	–

僱員

本集團於本年最高薪酬之五名僱員包括三名(二零零三年:三名)公司董事(其酬金之詳情如上所載)。其餘兩名(二零零三年:兩名)本集團最高薪酬之非公司董事僱員之酬金如下:

	二零零四年 *千港元*	二零零三年 *千港元*
薪酬及其他福利	5,230	4,545
業勤獎勵	1,158	1,086
退休福利計劃供款	283	269
	6,671	5,900

該等僱員之酬金分級如下:

	僱員人數	
	二零零四年	二零零三年
2,000,001港元－2,500,000港元	1	–
2,500,001港元－3,000,000港元	–	1
3,000,001港元－3,500,000港元	–	1
4,000,001港元－4,500,000港元	1	–

7. 投資淨虧損

	二零零四年 *千港元*	二零零三年 *千港元*
投資淨虧損包括:		
持有投資證券未變現之淨虧損	79,895	15,349
電子商貿投資之撇賬	–	14,500
	79,895	29,849

8. 財務成本

	二零零四年 *千港元*	二零零三年 *千港元*
銀行及其他借款利息費用:		
於五年內全部償還	59,278	85,461
並非於五年內全部償還	190	293
可換股票據	2,582	2,502
財務租賃	128	169
總借款成本	62,178	88,425

9. 所佔聯營公司業績

所佔聯營公司業績包括所佔CIH Limited(前稱奇勝工業(集團)有限公司)(「CIHL」)於出售若干業務之淨溢利206,299,000港元(已包括變現儲備32,617,000港元)。該等交易詳情列於附註16(b)。

10. 税項

	二零零四年 *千港元*	二零零三年 *千港元* (重新編列)
包括:		
公司及其附屬公司:		
香港利得税	8,846	6,528
香港以外其他地區税項	7,305	6,630
遞延税項(附註29)	2,146	3,650
小計	18,297	16,808
所佔聯營公司之税項:		
香港利得税	3,412	3,848
香港以外其他地區税項	58,378	32,028
小計	61,790	35,876
合計	80,087	52,684

香港利得税乃按是年度估計應課税溢利按税率17.5%(二零零三年:16%)計算。

香港以外地區税項乃按有關司法管轄之現行税率計算。

稅項之分析如下：

	二零零四年 千港元	二零零三年 千港元
除稅前溢利	304,966	150,772
按香港利得稅率17.5%（二零零三年：16%）計算之稅項	53,369	24,124
不獲稅項減免支出之稅務影響	45,005	22,246
免稅收入之稅務影響	(51,186)	(11,457)
未確認遞延稅項資產之稅務影響	17,478	7,404
應用往年未確認稅項虧損之稅務影響	(11,679)	(5,050)
附屬公司及聯營公司所處香港以外地區不同稅率之影響	16,498	7,127
其他	10,602	8,290
是年度稅項	80,087	52,684

11. 股息

	二零零四年 千港元	二零零三年 千港元
建議派發末期股息每股5.0仙（二零零三年：3.5仙）	27,149	18,617
建議派發特別股息每股5.0仙（二零零三年：零仙）	27,149	–
已派發中期股息每股4.0仙（二零零三年：3.0仙）	21,644	15,957
因行使認股權而增加派發之上年度股息	283	–
	76,225	34,574

12. 每股盈利

截至二零零四年三月三十一日及二零零三年三月三十一日止年度之每股基本盈利及攤薄盈利乃根據下列數據計算：

	二零零四年 千港元	二零零三年 千港元 （重新編列）
盈利		
全年純利及計算基本每股盈利之溢利	173,813	68,809
就可攤薄潛在股份攤薄主要附屬公司及聯營公司每股盈利之所佔溢利作出之調整	(5,692)	(615)
假設可換股票據被轉換作出之調整	(16,396)	(4,385)
計算攤薄每股盈利之盈利	151,725	63,809
	'000	*'000*
股份數目		
計算基本每股盈利之股份加權平均數	537,955	531,905
認股權之可攤薄潛在股份之影響	6,951	606
計算攤薄每股盈利之股份加權平均數	544,906	532,511

基本及攤薄每股盈利之比較數就附註2所載之會計政策改變之調整如下：

	基本	**攤薄**
	港仙	*港仙*
二零零三年每股盈利之對賬：		
調整前所載	13.44	12.48
採用會計準則第12號（經修訂）而產生之調整	(0.51)	(0.50)
重新編列	12.93	11.98

攤薄每股盈利之計算乃假設附註28之可換股票據被轉換為GP工業有限公司（「GP工業」）之股份。

13. 投資物業

	集團	**公司**
	千港元	*千港元*
於二零零二年四月一日	89,700	–
從物業、廠房及設備轉入	18,380	–
轉出至物業、廠房及設備	(2,798)	–
重估物業之盈餘	7,013	–
於二零零三年三月三十一日及於二零零三年四月一日	112,295	–
從物業、廠房及設備轉入	12,476	11,505
重估物業之盈餘	14,209	2,395
於二零零四年三月三十一日	**138,980**	**13,900**

以上集團及本公司之投資物業包括：

	集團		**公司**	
	二零零四年	**二零零三年**	**二零零四年**	**二零零三年**
	千港元	*千港元*	*千港元*	*千港元*
在香港，中期租賃	96,380	81,620	13,900	–
本港以外地區之永久擁有物業	42,600	30,675	–	–
	138,980	112,295	13,900	–

本集團之投資物業於二零零四年三月三十一日由獨立專業估值師行，永利行評值顧問有限公司及EWS Chartered Surveyors以公開市場價值基準進行估值。

本公司之投資物業於二零零四年三月三十一日由獨立專業估值師行，永利行評值顧問有限公司以公開市場價值基準進行估值。

於資產負債表結算日，本集團部份投資物業以營業租賃租出。

14. 物業、廠房及設備

	永久擁有土地及房產	租賃土地及房產	租約房產裝修	機械及設備	工模及工具	發展中物業	其他	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
集團								
成本或估值								
二零零三年四月一日計算	16,457	112,738	72,982	202,093	29,020	15,289	82,087	530,666
貨幣調整	2,620	–	190	2,230	3,066	–	1,745	9,851
轉出至投資物業	–	(15,805)	–	–	–	–	–	(15,805)
增加	–	–	6,622	19,859	6,879	83,248	9,252	125,860
出售	–	(10,795)	(7,550)	(16,379)	(4,709)	–	(6,795)	(46,228)
二零零四年三月三十一日計算	19,077	86,138	72,244	207,803	34,256	98,537	86,289	604,344
包括：								
成本	19,077	36,552	72,244	207,803	34,256	98,537	86,289	554,758
估值－一九九四年	–	46,883	–	–	–	–	–	46,883
估值－二零零二年	–	2,703	–	–	–	–	–	2,703
	19,077	86,138	72,244	207,803	34,256	98,537	86,289	604,344
折舊及攤銷								
二零零三年四月一日計算	1,895	25,609	49,159	134,605	18,620	–	40,883	270,771
貨幣調整	358	–	147	1,786	1,976	–	1,525	5,792
轉出至投資物業	–	(3,329)	–	–	–	–	–	(3,329)
是年度撥備	357	3,127	7,715	22,022	5,099	–	7,002	45,322
出售時減除	–	(2,371)	(7,513)	(11,834)	(4,709)	–	(6,218)	(32,645)
二零零四年三月三十一日計算	2,610	23,036	49,508	146,579	20,986	–	43,192	285,911
賬面淨值								
二零零四年三月三十一日計算	16,467	63,102	22,736	61,224	13,270	98,537	43,097	318,433
二零零三年三月三十一日計算	14,562	87,129	23,823	67,488	10,400	15,289	41,204	259,895

	租賃土地及房產 千港元	租約房產裝修 千港元	其他 千港元	合計 千港元
公司				
成本或估值				
二零零三年四月一日計算	14,500	11,748	40,324	66,572
增加	–	801	1,019	1,820
出售	–	–	(1,374)	(1,374)
轉出至投資物業	(14,500)	–	–	(14,500)
二零零四年三月三十一日計算	**–**	**12,549**	**39,969**	**52,518**
折舊及攤銷				
二零零三年四月一日計算	2,648	7,672	22,181	32,501
是年度撥備	347	1,071	3,851	5,269
出售時減除	–	–	(1,248)	(1,248)
轉出至投資物業	(2,995)	–	–	(2,995)
二零零四年三月三十一日計算	**–**	**8,743**	**24,784**	**33,527**
賬面淨值				
二零零四年三月三十一日計算	**–**	**3,806**	**15,185**	**18,991**
二零零三年三月三十一日計算	11,852	4,076	18,143	34,071

由於集團採用會計準則第17號（經修訂）之過渡安排免除將物業估值，此等於一九九五年九月三十日前以重估值列賬之物業將不會進行進一步估值。若此等物業以成本減去累積折舊及攤銷計算，集團此等物業於二零零四年三月三十一日之賬面值約為18,358,000港元（二零零三年：22,458,000港元），公司此等物業於二零零三年三月三十一日之賬面值為2,554,000港元。

	集團		公司	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
以上集團與公司之物業權益包括：				
本港以外地區之永久擁有物業	16,467	14,562	–	–
租賃物業：				
在香港				
中期租賃	56,098	71,061	–	11,852
香港以外地區				
中期租賃	1,702	10,218	–	–
短期租賃	5,302	5,850	–	–
	79,569	101,691	–	11,852
財務租賃之物業、廠房及設備之賬面淨值：				
機械及設備	2,334	2,668	–	–
其他	4,449	3,582	3,886	2,878
	6,783	6,250	3,886	2,878

15. 所佔附屬公司權益

	公司 二零零四年 千港元	公司 二零零三年 千港元
上市股份投資成本	1,128,416	1,086,592
非上市股份投資成本	337,798	337,798
減值虧損	(209,155)	(209,155)
	1,257,059	1,215,235
附屬公司欠款	643,360	642,825
	1,900,419	1,858,060
上市股份於三月三十一日之市值	1,948,612	1,187,512

附屬公司欠款並無抵押及沒有固定還款條款。董事局認為，公司將不會在資產負債表結算日後十二個月內提出還款要求。因此，其金額列作非流動資產。

上市股份乃指在新加坡註冊成立之GP工業之投資，其股份在新加坡交易所股票交易公司（「新加坡交易所」）上市。

減值虧損乃依據市場借款利率折算可得附屬公司之未來估計現金流量淨值計得之可取回值而確定。附屬公司之賬面值將減至依據市場借款利率折算估計之可取回值。

主要附屬公司於二零零四年三月三十一日之詳情載於賬目附註42。

16. 所佔聯營公司權益

	集團 二零零四年 千港元	集團 二零零三年 千港元 （重新編列）
所佔資產淨值	2,150,384	1,627,741
購入聯營公司溢價	67,515	91,842
購入聯營公司折讓	(31,971)	(24,702)
	2,185,928	1,694,881
聯營公司欠款	20,121	46,334
減值虧損確認	(11,800)	(11,800)
	2,194,249	1,729,415
上市股份於三月三十一日之市值	1,656,750	989,354

聯營公司欠款沒有固定還款條款。就董事意見，集團將不會在資產負債表結算日後十二個月內提出還款要求。因此，其金額列作非流動資產。

減值虧損乃依據市場借款利率折算可得該聯營公司之未來估計現金流量淨值計得之可取回值而確認。聯營公司之賬面值將減至依據市場借款利率折算估計之可取回值。

因購入聯營公司而產生之溢價及折讓變動之詳情如下：

	購入聯營公司之溢價		購入聯營公司之折讓	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
成本				
年初數	185,351	187,200	27,416	21,080
購入聯營公司	–	36	8,619	6,336
出售一間聯營公司	–	(1,885)	–	–
年末數	185,351	185,351	36,035	27,416
攤銷及減值虧損				
年初數	93,509	88,256	2,714	1,433
是年度撥備	7,138	7,138	–	–
是年度變現	–	–	1,350	1,281
出售一間聯營公司時減除	–	(1,885)	–	–
減值虧損變現	17,189	–	–	–
年末數	117,836	93,509	4,064	2,714
淨值				
年末數	67,515	91,842	31,971	24,702
年初數	91,842	98,944	24,702	19,647

因購入聯營公司而引起之溢價會按預計可用年期攤銷，而過往因購入而產生之商譽預計可用年期由五至二十年不等。

因購入聯營公司而引致之折讓會以不超過於收購中購入可折舊資產之預計平均有用年期以二十年為上限用直線法於損益賬變現。

於是年度，管理層就因收購而產生之溢價進行審核，因應其未來估計現金流量之可取回值作出17,189,000港元之減值虧損。

主要聯營公司於二零零四年三月三十一日之詳情載於賬目附註43。

(a) 於二零零四年三月三十一日，集團擁有於新加坡交易所上市之金山電池國際有限公司（「金山電池」）之權益。金山電池之年結日為三月三十一日。根據其截至二零零四年三月三十一日止年度經審核賬項之金山電池財務資料，以及本集團所佔金山電池權益之有關資料如下：

	於二零零四年三月三十一日 *千港元*	於二零零三年三月三十一日 *千港元*
財務狀況		
總資產	4,044,930	3,526,722
總負債	2,294,140	1,981,707
少數股東權益	196,145	191,974
所佔金山電池資產淨值	776,880	660,825
本集團所佔金山電池股份於三月三十一日之市值	954,416	404,563

	截至二零零四年三月三十一日止年度 *千港元*	截至二零零三年三月三十一日止年度 *千港元*
全年業績		
營業額	3,719,233	2,906,713
全年純利	203,426	143,345
集團應佔全年純利	86,581	59,968

(b) 於二零零四年三月三十一日，集團擁有於新加坡交易所上市之CIHL之權益。CIHL之年結日為十二月三十一日。根據其截至二零零三年十二月三十一日止年度經審核賬項之CIHL財務資料，以及本集團所佔CIHL權益之有關資料如下：

	於二零零三年十二月三十一日 *千港元*	於二零零二年十二月三十一日 *千港元*
財務狀況		
總資產	3,388,932	2,125,030
總負債	1,617,467	1,008,291
少數股東權益	16,743	24,920
所佔CIHL資產淨值	864,944	537,612

	二零零四年 *千港元*	二零零三年 *千港元*
本集團所佔CIHL股份於三月三十一日之市值	702,334	584,791

	截至二零零三年十二月三十一日止年度 *千港元*	截至二零零二年十二月三十一日止年度 *千港元*
全年業績		
營業額	858,377	818,322
全年純利	494,453	35,163
集團應佔全年純利	207,145	15,001

CIHL於二零零三年八月二十五日與Schneider Electric SA(「Schneider」)訂立兩項互相關連及有條件之交易(統稱「交易」):

(i) 根據CIHL與Schneider訂立之有條件合營協議(「合營協議」)之條款在亞洲成立一項各佔50%股權之合營項目(「亞洲合營項目」),以發展、製造及銷售電器配件及裝置系統(「電器配件及裝置系統業務」);及

(ii) 出售CIHL於澳洲Gerard Industries (No. 3) Pty Ltd.(「Gerard Industries」)旗下電器配件及裝置系統業務之全部52.4%實際權益(「澳洲出售事項」)。

亞洲合營項目

亞洲合營項目以分別發行10股每股面值1美元之股份予CIHL及Schneider而成立。此外,CIHL將其在亞洲之電器配件及裝置系統業務注入亞洲合營項目內,作價106,700,000美元,其中59,600,000美元用作認購59,599,990股亞洲合營項目股份,餘款47,100,000美元則以現金支付予CIHL。Schneider將其在亞洲之電器配件業務注入亞洲合營項目,作價12,500,000美元,其中47,100,000美元用作認購59,599,990股亞洲合營項目股份。

就亞洲合營項目之投資,CIHL享有一項認沽期權,而Schneider亦享有一項認購期權。根據二零零三年十二月二十二日之經修訂合營協議之條款,CIHL享有一項選擇權(「奇勝認沽期權」)可將其於亞洲合營項目所持有之50%權益全數售予Schneider,而Schneider亦享有一項選擇權(「Schneider認購期權」)可全數購入CIHL於亞洲合營項目所持有之50%權益。CIHL有權於二零零四年十二月二十一日後任何時間於達成若干條件下行使奇勝認沽期權。Schneider則可於二零零七年四月一日之後90日內及於二零零八年四月一日之後於任何時間行使Schneider認購期權。此外,CIHL及Schneider均可於發生合營協議所列明之若干事件時各自行使本身擁有之選擇權。

澳洲出售事項

澳洲出售事項受澳洲買賣協議(「澳洲買賣協議」)條款約束並涉及:

(i) CIHL將其於Gerard Industries旗下電器配件及裝置系統業務之52.4%實際權益全數售予Schneider;

(ii) 就上述售賣,Schneider付予CIHL首期款項90,400,000澳元;

(iii) 由二零零三年十二月二十二日起計四年，Schneider保存其需付予CIHL之56,000,000澳元，以保證CIHL可能須就Gerard Industries旗下電器配件及裝置系統業務訴訟而作出之賠償。

(iv) 另為數最高可達7,600,000澳元之款項，視乎税項及其他問題能否獲得解決而付予CIHL。

有關交易於二零零三年十二月二十二日完成。CIHL就有關交易與Schneider組成亞洲合營項目，並同時將集團聯營公司Gerard Industries旗下電器配件及裝置系統業務於二零零三年十二月三十一日止年度所持所有權益出售予Schneider之淨收入為105,487,000坡元。

17. 商標

	二零零四年 *千港元*	二零零三年 *千港元*
集團		
成本		
年初數及年末數	83,655	83,655
攤銷		
年初數	23,006	18,823
是年度攤銷	4,183	4,183
年末數	27,189	23,006
賬面淨值		
年末數	56,466	60,649

集團購入之商標按其估計可用年期約二十年攤銷。

18. 證券投資

	投資證券		其他投資		合計	
	二零零四年 *千港元*	二零零三年 *千港元*	二零零四年 *千港元*	二零零三年 *千港元*	二零零四年 *千港元*	二零零三年 *千港元*
集團						
香港上市證券	–	–	484	185	484	185
於本港以外地區上市證券	–	–	288,957	353,684	288,957	353,684
上市證券合計	–	–	289,441	353,869	289,441	353,869
非上市證券	4,153	3,949	–	1,891	4,153	5,840
	4,153	3,949	289,441	355,760	293,594	359,709
上市證券市值	–	–	307,419	275,189	307,419	275,189
證券投資賬面價值之分析如下：						
短期	–	–	149,786	182,351	149,786	182,351
長期	4,153	3,949	139,655	173,409	143,808	177,358
	4,153	3,949	289,441	355,760	293,594	359,709

以上全部證券投資均為股本證券。

於二零零四年三月三十一日之其他投資289,441,000港元（二零零三年：355,760,000港元）內，有關集團於美隆電器廠股份有限公司（「美隆電器廠」）股本證券之投資為288,956,000港元（二零零三年：352,563,000港元）。美隆電器廠於台灣成立，其主要業務為產製及銷售揚聲器。美隆電器廠之股份於台灣證券市場主板上市。

美隆電器廠兩年之價值均經由一間台灣證券交易商犇亞證券股份有限公司作出專業評估，及經本公司董事局作出認為符合美隆電器廠特有營商環境之調整。該等證券之市價並不用作其價值，董事局認為，因證券市場變動之影響，市價並不能反影該等證券之價值。

餘下之其他投資均以市場價格入賬。

一項投資於二零零四年三月三十一日之詳情如下：

被投資公司名稱	成立地方	集團應佔已發行股本面值之比例	主要業務
美隆電器廠	台灣	15.04% (2003: 15.22%)	產製及銷售揚聲器

19. 給貿易夥伴之借款

集團

給貿易夥伴之借款中包括一項97,000,000港元（二零零三年：97,000,000港元）之借款，此借款為免息及無固定還款條款。授予此借款為便利本集團之產品於中國之銷售及分銷。故此，該借款被分類為長期。

一項為數12,000,000港元（二零零三年：12,000,000港元）之借款為集團一貿易夥伴股東之欠款，以其股本予GP工業作擔保並給與一認購特權予GP工業於一九九九年一月一日至二零零一年十二月三十一日期間以互相協議之價錢購買該等股本，此期限後被延長至二零零二年十二月三十一日。根據一項雙方於二零零二年十二月三十日訂立之附加協議，認購特權之期限延長至二零零四年二月二十八日止。根據一項雙方二零零四年四月二十日訂立之附加協議，認購特權之期限再延長至二零零五年二月二十八日止。該應收賬收取商業價格之利息。於二零零四年三月三十一日，該借款被歸納於應收賬項、應收票據及預付款項內。

20. 遞延支出

	專業訣竅	
	二零零四年 *千港元*	**二零零三年** *千港元*
集團		
成本		
年初數及年末數	14,892	14,892
攤銷		
年初數及年末數	(14,892)	(14,892)
賬面淨值		
年初數及年末數	–	–

21. 商譽

	二零零四年 *千港元*	二零零三年 *千港元*
集團		
成本		
年初數	10,162	10,162
增購附屬公司之權益而引發之商譽	7,112	–
年末數	17,274	10,162
攤銷及減值虧損		
年初數	1,016	33
是年度減除	1,233	983
減值虧損變現	7,600	–
年末數	9,849	1,016
淨值		
年末數	7,425	9,146

商譽按預期可用年期攤銷。因收購產生之商譽預期可用年期估計不超過二十年。

於是年度，管理層就商譽之可取回值進行審核，因應其未來估計現金流量之可取回值作出7,600,000港元之減值虧損。

22. 存貨

	集團	
	二零零四年 *千港元*	二零零三年 *千港元*
原料	129,594	132,356
在製品	19,852	15,883
製成品	131,477	134,757
	280,923	282,996

上列數字中包括按可變現淨值列賬於二零零四年三月三十一日之存貨合共約261,000港元（二零零三年：2,642,000港元）。

23. 應收賬項、應收票據及預付款項

本集團給予其貿易客戶信貸期，一般由三十天至一百二十天不等。應收賬項、應收票據及預付款項於資產負債表結算日之賬齡分析如下：

	集團	
	二零零四年 *千港元*	二零零三年 *千港元*
0 －60天	268,109	271,892
61 －90天	27,983	13,530
超過90天	266,240	247,768
	562,332	533,190

24. 應付賬項及費用

應付賬項及費用於資產負債表結算日之賬齡分析如下：

	集團	
	二零零四年	二零零三年
	千港元	*千港元*
0－60天	389,841	294,101
61－90天	39,852	54,966
超過90天	42,812	44,993
	472,505	394,060

25. 財務租賃責任

	最低之租賃還款		最低租賃還款之現值	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
財務租賃責任如下：				
集團				
一年內到期	2,823	2,200	2,742	2,127
二至五年期	1,748	2,748	1,733	2,698
	4,571	4,948	4,475	4,825
減：未來財務支出	(96)	(123)	－	－
租賃責任之現值	4,475	4,825	4,475	4,825
減：一年內到期列入流動負債（附註27）			(2,742)	(2,127)
一年後到期			1,733	2,698

	最低之租賃還款		最低租賃還款之現值	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
公司				
一年內到期	1,803	1,137	1,770	1,083
二至五年期	1,572	1,599	1,562	1,566
	3,375	2,736	3,332	2,649
減：未來財務支出	(43)	(87)	－	－
租賃責任之現值	3,332	2,649	3,332	2,649
減：一年內到期列入流動負債（附註27）			(1,770)	(1,083)
一年後到期			1,562	1,566

公司政策以財務租賃租用部分物業、廠房及設備。財務租賃平均年期為三至四年。息率按合約訂定日時一般市場息率而定。所有租賃均以固定還款為基準。

26. 銀行貸款、透支及商業信貸

	集團		公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
一年內償還之銀行貸款（附註27）	737,500	724,946	446,210	609,639
短期銀行貸款	193,021	164,882	–	55,700
商業信貸	12,156	14,016	–	–
銀行透支	6,701	7,361	–	–
	949,378	911,205	446,210	665,339
有抵押	6,349	1,312	760	739
無抵押	943,029	909,893	445,450	664,600
	949,378	911,205	446,210	665,339

27. 借款

	集團		公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
銀行貸款				
–無抵押	1,440,826	1,288,094	1,011,950	841,850
–有抵押（附註a）	21,630	22,942	6,551	7,290
定息票據（附註b）	420,554	419,900	–	–
	1,883,010	1,730,936	1,018,501	849,140
財務租賃責任（附註25）	4,475	4,825	3,332	2,649
	1,887,485	1,735,761	1,021,833	851,789
減：於一年內須償還款項				
–銀行貸款（附註26）	(737,500)	(724,946)	(446,210)	(609,639)
–財務租賃責任（附註25）	(2,742)	(2,127)	(1,770)	(1,083)
	1,147,243	1,008,688	573,853	241,067
貸款須於下列年期內償還：				
一年內	737,500	724,946	446,210	609,639
超過一年但不逾兩年	492,842	491,899	327,531	223,960
超過兩年但不逾五年	648,170	508,087	242,226	12,159
超過五年	4,498	6,004	2,534	3,382
	1,883,010	1,730,936	1,018,501	849,140
減：列於流動負債於一年內須償還款項（附註26）	(737,500)	(724,946)	(446,210)	(609,639)
	1,145,510	1,005,990	572,291	239,501

附註：

(a) 銀行貸款以物業總賬面值約36,318,000港元（二零零三年：34,845,000港元）向銀行作樓宇貸款之抵押。

(b) 集團之附屬公司GP工業於二零零一年四月十六日，透過其於二零零一年四月十一日成立的200,000,000坡元中期票據計劃（「中期票據計劃」）發行總值50,000,000坡元（相等於211,700,000港元）年息3.95%之定息貸款票據。票據到期日為二零零四年，附帶年息率為3.95%，並於新加坡交易所上市。

於二零零二年十一月十八日，GP工業透過其第二期中期票據計劃發行總值50,000,000坡元之非上市浮動息率貸款票據予一銀團。浮動息率票據到期日為二零零五年，附帶年息率為現行市場息率。於二零零二年十二月，GP工業與一銀行透過一項息率調期協議，於二零零三年五月十九日至二零零四年五月十八日期間，將浮動息率貸款票據調作定息貸款票據。於是年度，GP工業購買並註銷4,500,000坡元（二零零三年：5,000,000坡元）之票據。

於二零零四年三月三十一日，此票據之結餘為90,500,000坡元（相等於420,554,000港元）（二零零三年：95,000,000坡元（相等於419,900,000港元））。

(c) 於二零零四年五月十四日，GP工業有限公司與一銀團簽署一項70,000,000坡元及18,000,000美元之三年期銀團貸款協議。所得款項將用作償還其於二零零四年四月一日現有50,000,000坡元之3.95%定息貸款票據及作一般營運資金。

28. 可換股票據

	二零零四年 *千港元*	二零零三年 *千港元*
集團及公司		
已發行可換股票據	80,000	80,000
應付利息	8,507	5,925
	88,507	85,925

於二零零零年十月十二日，本公司與一海外投資者就本公司於二零零零年十月三十一日發行之80,000,000港元之可換股票據（「可換股票據」）訂立一項認購協議（「認購協議」）。該可換股票據將於可換股票據發行日五年後的當日到期，並將會向可換股票據持有人償還。可換股票據概無提早贖回的選擇權。

由可換股票據發行日期起至可換股票據到期日止期間（包括首尾兩天）內任何時間，可換股票據持有人被賦予以下之權利（「權利」）：

(a) 以初步換股價每股2.60港元（「換股價」）將可換股票據本金額的全數或部分轉換為本公司每股面值0.50港元普通股新股，惟數額不可低於10,000,000港元或其整數之倍數；或

(b) 以初步交換價0.845坡元及固定換股滙價1坡元兑換為4.453港元（「交換價」）將可換股票據本金額的全數或部份交換為GP工業每股面值0.20坡元之普通股，惟數額不可低於10,000,000港元或其整數之倍數；或

(c) 為(a)及(b)的組合。

換股價在認購協議所述的若干情況下可予以調整。

再者，在發生任何以下事項時:

(I) 倘由可換股票據發行日期起至可換股票據發行日期的第二個週年日期（包括該日）止的任何時間；

(i) 股份在對上連續十五個交易日在香港聯交所的平均收市價為於十五個交易日期間最後一個交易日之有效換股價的150%或以上者；或

(ii) GP工業普通股股份在對上連續十五個交易日在新加坡交易所的平均收市價為於十五個交易日期間最後一個交易日之有效交換價的150%或以上者；或

(II) 倘由可換股票據發行日期的第三個週年的第一日起至可換股票據到期日（包括該日）止的任何時間；

(i) 股份在對上連續十五個交易日在香港聯交所的平均收市價為於十五個交易日期間最後一個交易日之有效換股價的180%或以上者；或

(ii) GP工業普通股股份在對上連續十五個交易日在新加坡交易所的平均收市價為該十五個交易日期間最後一個交易日之有效交換價的180%或以上者；

則本公司將絕對有權:

(a) 要求可換股票據持有人以換股價轉換可換股票據本金額的全數或任何部份為本公司每股面值0.50港元普通股新股，惟數額不可低於10,000,000港元或其整數之倍數（如(I)(i)或(II)(i)的情況下適用者）；或

(b) 要求可換股票據持有人以交換價交換可換股票據本金額的全數或任何部份為GP工業每股面值0.20坡元之普通股，惟數額不可低於10,000,000港元或其整數之倍數（如(I)(ii)或(II)(ii)的情況下而適用者）；或

(c) (a)及(b)的組合（如(I)(i)及(I)(ii)兩者或(II)(i)及(II)(ii)兩者的情況下而適用者）。

可換股票據將附有利息，由發行日期起計以年息3%計算，每年計入票據尚未償還的本金額內。應計利息將不會償還而將會被遞延並隨後成為可換股票據本金額的一部份。

於二零零一年二月九日，本公司訂立一項附加契約就有關於二零零一年二月九日至二零零二年二月八日期間轉換為本公司普通股之每股換股價由2.60港元更改為2.20港元。而於二零零二年二月九日後至可換股票據到期日二零零五年十月三十一日（包括首尾兩天）期間之換股價則繼續為2.60港元。

自二零零二年十月十二日發行後，並無任何全部或部份可換股票據之轉換發生。

29. 遞延稅項

	集團		公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
		(重新編列)		(重新編列)
年初結存				
－如前所載	666	4,675	–	–
－往年度調整(附註2)	6,552	4,598	2,735	2,941
－重新編列	7,218	9,273	2,735	2,941
貨幣調整	12	26	–	–
是年度變動(附註10)	2,146	3,650	(2,735)	(206)
應當出售一附屬公司	–	(5,731)	–	–
年終結存	9,376	7,218	–	2,735

集團及公司所確認之主要遞延稅項負債及資產如下：

集團

	高於有關折舊之折舊免稅額	遞延發展支出	稅項虧損	其他	合計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
於二零零二年四月一日					
如前所載	464	4,010	(13)	214	4,675
因採納會計準則第12號(經修訂)作出之調整	3,279	278	(371)	1,412	4,598
重新編列	3,743	4,288	(384)	1,626	9,273
貨幣調整	18	–	–	8	26
於是年度損益表扣除(計入)	284	288	370	2,708	3,650
應當出售一附屬公司	(1,155)	(4,576)	–	–	(5,731)
於二零零三年三月三十一日及二零零三年四月一日	2,890	–	(14)	4,342	7,218
貨幣調整	14	–	–	(2)	12
於是年度損益表扣除(計入)	1,471	–	(3,760)	4,435	2,146
於二零零四年三月三十一日	4,375	–	(3,774)	8,775	9,376

於二零零四年三月三十一日，集團存有173,514,000港元(二零零三年：148,722,000港元)之未使用稅項虧損可予抵銷未來之溢利。一遞延稅項資產已就該等虧損之21,575,000港元(二零零三年：88,000港元)作出確認。因無法預測未來之溢利，所以並無就餘下之稅項虧損作出遞延稅項資產確認。所有稅項虧損均可無限攜存。

公司

	高於有關折舊之折舊免稅額	稅項虧損	其他	合計
	千港元	*千港元*	*千港元*	*千港元*
二零零二年四月一日				
如前所載	–	–	–	–
因採納會計準則第12號（經修訂）作出之調整	1,900	(371)	1,412	2,941
重新編列	1,900	(371)	1,412	2,941
於損益表扣除（計入）	125	371	(702)	(206)
於二零零三年三月三十一日及二零零三年四月一日	2,025	–	710	2,735
於損益表扣除（計入）	179	(3,760)	846	(2,735)
於二零零四年三月三十一日	2,204	(3,760)	1,556	–

於二零零四年三月三十一日，公司存有42,000,000港元（二零零三年：零港元）之未使用稅項虧損可予抵銷未來之溢利。一遞延稅項資產已就該等虧損之21,490,000港元（二零零三年：零港元）作出確認。因無法預測未來之溢利，所以並無就餘下之稅項虧損作出遞延稅項資產確認。所有稅項虧損均可無限携存。

30. 股本

	股份數目	千港元
普通股每股面值0.50港元：		
法定股本：		
於二零零二年三月三十一日、二零零三年三月三十一日及二零零四年三月三十一日結存	800,000,000	400,000
已發行及繳足：		
於二零零二年四月一日及二零零三年四月一日結存	531,905,067	265,953
因行使認股權而發行股份	10,285,000	5,142
於二零零四年三月三十一日結存	542,190,067	271,095

截至二零零四年三月三十一日止之年度內，10,285,000認股權被行使，公司發行10,285,000股每股面值0.50港元之股份，當中100,000股股份以每股1.41港元發行，2,070,000股股份以每股1.45港元發行，7,750,000股股份以每股1.17港元發行，餘下的365,000股則以每股1.84港元發行。所有該等發行之股份與當時已發行股份在各方面均享有同等權利。

31. 認股權

(i) 公司之認股權計劃

本公司有一項根據於一九九九年九月二十八日通過之一項普通決議案而採納之高級職員認股權計劃(「舊認股權計劃」)。舊認股權計劃於生效當日起計五年內被確認及有效，直至於二零零二年九月十二日被按於同日通過之一項普通決議案而採納之新認股權計劃(「新認股權計劃」)所取代而終止。舊認股權計劃及新認股權計劃之目的是促使本公司能授予合適的僱員及董事認股權，以獎勵其對公司之貢獻。

依據新認股權計劃，授權本公司之董事，於新認股權計劃生效後之五年內任何時間，可授予本公司及其任何附屬公司之任何董事及僱員認購本公司股份之特權，其作價並不可低於認股權授予日期前五個交易日之平均收市價格或授予當日本公司股票收市價或其票面值(以價高者為準)。除另行取消或修訂，新認股權計劃於生效當日起計五年內被確認及有效。此計劃所授予之股票總數不可超過公司已發行股本之10%。按新認股權計劃於任何十二個月內所授予任何個別人士之認股權而產生的股票數目不得超過授予日已發行股份之1%。

按新認股權計劃授予之認股權必須於授予認股權之指定日期內，以1港元作代價支付。

於截至二零零四年三月三十一日一年內，及於二零零三年三月三十一日及二零零四年三月三十一日，按舊認股權計劃授予而未行使之認股權之數目如下：

可行使之日期	行使價 *港元*	於二零零二年四月一日及二零零三年四月一日尚未行使	於截至二零零四年三月三十一日年度內行使	於二零零四年三月三十一日尚未行使
董事：				
3.8.2000－5.7.2005	1.41	4,125,000	－	4,125,000
3.30.2001－3.29.2006	1.45	6,625,000	(625,000)	6,000,000
		10,750,000	(625,000)	10,125,000
僱員：				
3.8.2000－5.7.2005	1.41	475,000	(100,000)	375,000
3.30.2001－3.29.2006	1.45	3,225,000	(1,445,000)	1,780,000
		3,700,000	(1,545,000)	2,155,000

於二零零三年七月四日至二零零四年二月十日行使認股權期間，股份之市價範圍由每股1.72港元至2.55港元。

於截至二零零三年三月三十一日及二零零四年三月三十一日年度內，及於二零零三年三月三十一日及二零零四年三月三十一日，按新認股權計劃而未行使之認股權之數目如下：

可行使之日期	行使價 港元	於二零零二年十月十八日授予	於二零零三年三月三十一日及二零零三年四月一日尚未行使	於截至二零零四年三月三十一日年度內授予	於截至二零零四年三月三十一日年度內行使	於二零零四年三月三十一日尚未行使
董事：						
4.18.2003 – 10.17.2007	1.17	7,750,000	7,750,000	–	(5,150,000)	2,600,000
10.2.2003 – 10.1.2008	1.84	–	–	9,200,000	–	9,200,000
		7,750,000	7,750,000	9,200,000	(5,150,000)	11,800,000
僱員：						
4.18.2003 – 10.17.2007	1.17	3,870,000	3,870,000	–	(2,600,000)	1,270,000
10.2.2003 – 10.1.2008	1.84	–	–	3,895,000	(365,000)	3,530,000
		3,870,000	3,870,000	3,895,000	(2,965,000)	4,800,000

於二零零三年七月四日至二零零四年三月十日行使認股權期間，股份之市價範圍由每股1.72港元至2.55港元。

(ii)　**GP工業之認股權計劃**

GP工業有一項根據於一九九六年九月十九日通過之一項決議案而採納之高級職員認股權計劃（「舊GP工業認股權計劃」），使其董事可授予GP工業及其任何附屬公司之合適僱員（包括執行董事）認購GP工業股份之權利。舊GP工業認股計劃於生效當日起計十年內被確認及有效，直至於一九九九年十一月十九日被按於同日舉行之股東特別大會上通過之一項決議案而採納之新一九九九年GP工業認股權計劃（「一九九九年GP工業認股權計劃」）所取代而終止。舊GP工業認股權計劃之目的是促使GP工業能授予合適的僱員及董事認股權，以獎勵其對GP工業之貢獻。按舊GP工業認股權計劃及一九九九年GP工業認股權計劃授予之認股權可分別於該等權利授予日期之首個週年日，首個週年日或第二個週年日起行使。

依照一九九九年GP工業認股權計劃，授權GP工業之董事，於一九九九年GP工業認股權計劃生效後之十年內任何時間，可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權，其作價並不可高於該計劃提供前三個交易日之平均價格之20%折讓或其票面值，以價高者為準。除另行取消或修訂，一九九九年GP工業認股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其提供日之前已發行股本之15%。藉此計劃於任何時間所授予任何個別人仕之認股權而產生的股票數目不得超過透過一九九九年GP工業認股權計劃已發行及可發行股份之20%。

按一九九九年GP工業認股權計劃授予的認股權必須於授予認股權之指定時期內，以1坡元作代價支付。

於截至二零零三年三月三十一日及二零零四年三月三十一日年度內及於二零零三年三月三十一日及二零零四年三月三十一日，尚未行使之舊GP工業認股權計劃之認股權如下：

可行使之日期	行使價	於二零零二年四月一日尚未行使	於截至二零零三年三月三十一日年度內行使	於截至二零零三年三月三十一日年度內註銷	於二零零三年三月三十一日	於截至二零零四年三月三十一日年度內行使	於截至二零零四年三月三十一日年度內期滿／註銷	於二零零四年三月三十一日尚未行使
	美元							
公司之董事：								
7.23.1999-7.22.2003	0.30	160,000	–	–	160,000	(160,000)	–	–
8.2.2000-8.1.2004	0.41	520,000	–	–	520,000	(260,000)	–	260,000
		680,000	–	–	680,000	(420,000)	–	260,000
GP工業之董事：								
8.2.2000-8.1.2004	0.41	200,000	–	–	200,000	(200,000)	–	–
		200,000	–	–	200,000	(200,000)	–	–
僱員：								
7.23.1999-7.22.2003	0.30	950,000	(255,000)	(40,000)	655,000	(575,000)	(80,000)	–
8.2.2000-8.1.2004	0.41	2,010,000	–	(100,000)	1,910,000	(1,045,000)	(25,000)	840,000
		2,960,000	(255,000)	(140,000)	2,565,000	(1,620,000)	(105,000)	840,000

於二零零二年六月五日至二零零三年三月十日行使認股權期間，GP工業股份之市價範圍由每股0.65坡元至0.72坡元。於二零零三年四月九日至二零零四年三月二十四日行使認股權期間，GP工業股份之市價範圍由每股0.695坡元至1.060坡元。

於截至二零零三年三月三十一日及二零零四年三月三十一日年度內及於二零零三年三月三十一日及於二零零四年三月三十一日，尚未行使之一九九九年GP工業認股權計劃之認股權如下：

可行使之日期	行使價 坡元	於二零零二年四月一日尚未行使	於截至二零零三年三月三十一日年度內授予	於截至二零零三年三月三十一日年度內行使	於截至二零零三年三月三十一日年度內註銷	於二零零三年三月三十一日尚未行使	於截至二零零四年三月三十一日年度內授予	於截至二零零四年三月三十一日年度內行使	於截至二零零四年三月三十一日年度內註銷	於二零零四年三月三十一日尚未行使
公司之董事：										
4.14.2002-4.13.2010	0.456	760,000	–	(240,000)	–	520,000	–	–	–	520,000
4.4.2003-4.3.2011	0.620	1,520,000	–	–	–	1,520,000	–	(500,000)	–	1,020,000
8.14.2003-8.13.2012	0.550	–	974,000	–	–	974,000	–	(320,000)	–	654,000
9.15.2004-9.14.2013	0.880	–	–	–	–	–	1,004,000	–	–	1,004,000
		2,280,000	974,000	(240,000)	–	3,014,000	1,004,000	(820,000)	–	3,198,000
GP工業之董事：										
4.14.2002-4.13.2010	0.456	180,000	–	–	–	180,000	–	(180,000)	–	–
4.4.2003-4.3.2011	0.620	400,000	–	–	–	400,000	–	–	–	400,000
8.14.2003-8.13.2012	0.550	–	255,000	–	–	255,000	–	(255,000)	–	–
9.15.2004-9.14.2013	0.880	–	–	–	–	–	300,000	–	–	300,000
		580,000	255,000	–	–	835,000	300,000	(435,000)	–	700,000
GP工業之非執行董事：										
4.14.2002-4.13.2005	0.456	170,000	–	–	–	170,000	–	(50,000)	–	120,000
4.4.2003-4.3.2006	0.620	340,000	–	–	–	340,000	–	(100,000)	–	240,000
8.14.2003-8.13.2007	0.550	–	218,000	–	–	218,000	–	(64,000)	–	154,000
9.15.2004-9.14.2013	0.880	–	–	–	–	–	240,000	–	–	240,000
		510,000	218,000	–	–	728,000	240,000	(214,000)	–	754,000
僱員：										
4.14.2002-4.13.2010	0.456	2,055,000	–	(445,000)	(38,000)	1,572,000	–	(879,000)	(20,000)	673,000
4.4.2003-4.3.2011	0.620	4,368,000	–	–	(310,000)	4,058,000	–	(1,968,000)	(70,000)	2,020,000
8.14.2003-8.13.2012	0.550	–	2,940,000	–	(127,000)	2,813,000	–	(1,398,000)	(135,000)	1,280,000
9.15.2004-9.14.2013	0.880	–	–	–	–	–	3,025,000	–	(156,000)	2,869,000
		6,423,000	2,940,000	(445,000)	(475,000)	8,443,000	3,025,000	(4,245,000)	(381,000)	6,842,000

於二零零二年四月十五日至二零零三年三月二十七日行使認股權期間，GP工業股份之市價範圍由每股0.55坡元至0.72坡元。於二零零三年四月一日至二零零四年三月三十一日行使認股權期間，GP工業股份之市價範圍由每股0.70坡元至1.06坡元。

認股權之財務影響將不被納入本公司或本集團的資產負債表，直至認股權被行使，其相關的費用或成本將不會計入損益表或資產負債表。當認股權被行使後，本公司或其附屬公司將把股份票面值計入公司或其附屬公司新增之股東資金，而高於票面值之行使溢價會被列入股本溢價賬目。

32. 儲備

	股本溢價	法定盈餘	物業重估儲備	換算儲備	商譽儲備	股本儲備	股本贖回儲備	股息儲備	累積溢利	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
集團										
於二零零二年四月一日										
－如前所載	449,243	9,745	100,603	(212,319)	(652,350)	36,886	35,358	7,979	909,346	684,491
－前期調整(附註2)	–	–	–	–	–	–	–	–	(8,915)	(8,915)
－重新編列	449,243	9,745	100,603	(212,319)	(652,350)	36,886	35,358	7,979	900,431	675,576
轉入儲備	–	422	–	–	–	–	–	–	(422)	–
所佔聯營公司儲備	–	–	–	5,019	–	26	–	–	–	5,045
貨幣調整	–	–	–	(4,692)	–	–	–	–	–	(4,692)
出售附屬公司所變現	–	–	–	637	604	(33)	–	–	–	1,208
應當出售一間附屬公司所變現	–	–	–	–	10,956	–	–	–	–	10,956
全年純利	–	–	–	–	–	–	–	–	68,809	68,809
已派發股息										
－二零零二年末期股息	–	–	–	–	–	–	–	(7,979)	–	(7,979)
－二零零三年中期股息	–	–	–	–	–	–	–	–	(15,957)	(15,957)
建議股息										
－二零零三年末期股息	–	–	–	–	–	–	–	18,617	(18,617)	–
於二零零三年三月三十一日及二零零三年四月一日	449,243	10,167	100,603	(211,355)	(640,790)	36,879	35,358	18,617	934,244	732,966
發行新股溢價(扣除開支)	7,728	–	–	–	–	–	–	–	–	7,728
轉入儲備	–	1,136	–	–	–	–	–	(1,136)	–	–
所佔聯營公司儲備	–	–	–	84,451	–	14,754	–	–	–	99,205
貨幣調整	–	–	–	(6,349)	–	–	–	–	–	(6,349)
出售聯營公司所變現	–	–	–	6,838	1,018	–	–	–	–	7,856
出售聯營公司業務所變現之儲備	–	–	–	(17,471)	101,139	(51,051)	–	–	–	32,617
全年純利	–	–	–	–	–	–	–	–	173,813	173,813
已派發股息										
－二零零三年末期股息	–	–	–	–	–	–	–	(18,617)	(283)	(18,900)
－二零零四年中期股息	–	–	–	–	–	–	–	–	(21,644)	(21,644)
建議股息										
－二零零四年末期股息	–	–	–	–	–	–	–	27,149	(27,149)	–
－特別股息	–	–	–	–	–	–	–	27,149	(27,149)	–
於二零零四年三月三十一日	456,971	11,303	100,603	(143,886)	(538,633)	582	35,358	54,298	1,030,696	1,007,292

法定盈餘包括集團所佔於中國之附屬公司及聯營公司之法定盈餘儲備。於是年度，就中國之地區法定要求，總數1,136,000港元（二零零三年：422,000港元）之儲備被分配及轉至法定盈餘。

集團之累積溢利中包括集團聯營公司之保留溢利955,302,000港元(二零零三年:656,718,000港元)。

	股本溢價	物業重估儲備	投資物業重估儲備	股本贖回儲備	股息儲備	累積溢利	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
公司							
於二零零二年四月一日							
－如前所載	449,243	11,242	–	35,358	7,979	258,043	761,865
－前期調整(附註2)	–	–	–	–	–	(2,941)	(2,941)
－重新編列	449,243	11,242	–	35,358	7,979	255,102	758,924
全年溢利	–	–	–	–	–	27,472	27,472
已派發股息							
－二零零二年末期股息	–	–	–	–	(7,979)	–	(7,979)
－二零零三年中期股息	–	–	–	–	–	(15,957)	(15,957)
建議股息							
－二零零三年末期股息	–	–	–	–	18,617	(18,617)	–
二零零三年三月三十一日及二零零三年四月一日	449,243	11,242	–	35,358	18,617	248,000	762,460
發行新股溢價(扣除開支)	7,728	–	–	–	–	–	7,728
全年溢利	–	–	–	–	–	31,500	31,500
本年度重估盈餘	–	–	2,395	–	–	–	2,395
已派發股息							
－二零零三年末期股息	–	–	–	–	(18,617)	(283)	(18,900)
－二零零四年中期股息	–	–	–	–	–	(21,644)	(21,644)
建議股息							
－二零零四年末期股息	–	–	–	–	27,149	(27,149)	–
－特別股息	–	–	–	–	27,149	(27,149)	–
於二零零四年三月三十一日	456,971	11,242	2,395	35,358	54,298	203,275	763,539

本公司於二零零四年三月三十一日可分配予股東之儲備為累積溢利及股息儲備之總數為257,573,000港元(二零零三年:266,617,000港元)。

33. 退休福利計劃

本公司及集團部份附屬公司為香港所有合資格員工設有金山集團公積金計劃，此計劃為一項界定供款之公積金福利計劃。僱主根據此計劃信託契約之介定，按僱員之薪酬，服務年資作出供款，每月供款比率介乎5%至10%。同時，集團亦根據香港強制性公積金法例設立了一項強制性公積金計劃「強積金計劃」。按強制性公積金計劃管理局之條款規定，所有新僱員均有權選擇參與金山集團公積金計劃或強積金計劃。

此外，本公司部份海外附屬公司參與由當地有關當局成立之中央公積金計劃。

僱主引用因僱員終止合約而未能領取之僱主供款以減低其將來之供款水平。於是年度：僱主所用此等款項數目約為244,000港元(二零零三年:668,000港元)。於二零零四年三月三十一日，並無此等可供減低僱主將來供款水平之被取消權利供款(二零零三年:零港元)。

根據退休福利計劃，本集團截至二零零四年三月三十一日止年度支付約為12,248,000港元(二零零三年:10,488,000港元)之退休福利供款。

34. 應當出售一間附屬公司

於二零零三年三月，兆光科技有限公司（「兆光科技」），本集團擁有51%股權之附屬公司，向兆光科技現有股東建議一供股事宜（「供股事宜」），部份兆光科技股東行使其權利認購兆光科技新股。供股事宜完成後，本集團佔兆光科技之權益由51%被攤薄至46.97%。

	二零零四年 *千港元*	二零零三年 *千港元*
出售資產淨值：		
物業、廠房及設備	–	17,895
遞延支出	–	22,096
存貨	–	118,488
應收賬項、應收票據及預付款項	–	123,266
可收回稅項	–	1,720
銀行結存及現金	–	17,303
應付賬項及費用	–	(47,196)
銀行借款	–	(166,577)
遞延稅項	–	(5,731)
少數股東權益	–	(43,091)
	–	38,173
商譽儲備變現	–	10,956
應當出售一間附屬公司產生之少數股東權益	–	(6,948)
應當出售一間附屬公司之虧損	–	(4,008)
	–	38,173
付款方法：		
所佔一間聯營公司資產淨值	–	38,173
應當出售一間附屬公司所產生之現金及等值現金之外流淨額分析：		
出售之銀行結存及現金		
銀行結存及現金	–	17,303
銀行透支	–	(5,000)
	–	12,303

上年度內應當出售一間附屬公司貢獻於本集團之淨營運現金流出為52,506,000港元，投資活動淨現金流出為12,811,000港元及融資活動淨現金流入為73,199,000港元。

35. 出售附屬公司

	二零零四年 *千港元*	二零零三年 *千港元*
出售資產淨值:		
物業、廠房及設備	–	854
應付賬項及費用	–	(1,696)
少數股東權益	–	(538)
	–	(1,380)
已變現之儲備	–	1,208
已變現商譽儲備之少數股東權益	–	95
已變現換算儲備之少數股東權益	–	100
已變現股本儲備之少數股東權益	–	(5)
出售之虧損	–	(18)
	–	–
付款方法:		
現金	–	–
因出售而產生之現金及等值現金流入淨額分析:		
已收現金	–	–
銀行結存及現金出售	–	–
	–	–

被出售之附屬公司對集團之經營業績及現金流量沒有產生重大影響。

36. 主要非現金交易

於是年度,集團有關資產之財務租賃安排之資產值在租賃開始為2,363,000港元(二零零三年:2,802,000港元)。

37. 年末現金及等值現金結存

	二零零四年 *千港元*	二零零三年 *千港元*
銀行結存、存款及現金	259,319	163,529
銀行透支	(6,701)	(7,361)
	252,618	156,168

38. 或然負債

	集團		公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
銀行貸款擔保被使用:				
全資附屬公司	–	–	15,079	15,652
聯營公司	85,659	99,306	82,351	90,428
	85,659	99,306	97,430	106,080

39. 資本承擔

	集團		公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
已簽約但未在財務報表撥備關於購買物業、廠房及設備之資本承擔	16,281	54,706	–	360
已授權但未簽約關於購買物業、廠房及設備之資本承擔	–	27,650	–	–
	16,281	82,356	–	360

於二零零四年三月三十一日,集團承諾投資3,900,000港元(二零零三年:3,900,000港元)於非上市證券。

40. 營業租賃承擔

租用者

於資產負債表結算日,集團就不可撤銷營業租賃有未完承諾,需支付之租金如下:

	二零零四年			二零零三年		
	土地及房產	機械及設備	其他	土地及房產	機械及設備	其他
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
一年內	13,313	–	1,034	12,537	756	597
二至五年內(首尾兩年包括在內)	23,765	–	1,308	24,451	–	618
超過五年	31,978	–	–	36,374	–	–
	69,056	–	2,342	73,362	756	1,215

於資產負債表結算日，集團就不可撤銷營業租賃有未完承諾，需支付之租金如下：

	二零零四年 *千港元*	二零零三年 *千港元*
一年內	396	–
二至五年內（首尾兩年包括在內）	99	–
	495	–

營業租賃租金代表集團及公司付於租用辦公室及工廠之租金。租賃年期一般商議為一年至三十年。

出租者

於資產負債表結算日，集團及公司與租戶已訂立合約，於未來將有以下最低租賃款項：

	集團		公司	
	二零零四年 *千港元*	二零零三年 *千港元*	二零零四年 *千港元*	二零零三年 *千港元*
一年內	396	281	396	–
二至五年內（首尾兩年包括在內）	99	–	99	–
	495	281	495	–

持有物業已承諾之租戶租賃年期平均為期兩年。

41. 關連人仕交易

於是年度，本集團與聯營公司進行以下重大交易：

	二零零四年 *千港元*	二零零三年 *千港元*
購買自聯營公司	136,260	115,101
出售予聯營公司	146,403	73,395
自聯營公司之管理費收入	14,985	19,899
自聯營公司之利息收入	1,896	529
自聯營公司之租金收入	6,948	5,146

此等銷售及購買乃參照估計公開市場價值，經本集團與有關關連人仕商討後進行。

管理費收入乃參照估計有關服務之市場價值後決定。

利息收入乃以市場價值為基準按時間比例計入。

租金收入乃參照估計市場價值後按有關租賃年期商議及決定。

於資產負債表結算日，本集團與聯營公司有以下往來賬列於應收賬項、應收票據及預付款項，及應付賬項及費用內：

	二零零四年 千港元	二零零三年 千港元
應收聯營公司貨款	70,034	41,129
應付聯營公司貨款	14,948	21,051
其他應付一間聯營公司之款項	18,243	—

上述所列應收貨款及應付款均無抵押、免息及可在要求時償還。

42. 主要附屬公司

附屬公司名稱	成立／ 註冊地方	發行 股本面值	主要業務
電子部			
Celestion International Limited**	英國	£20,000	設計及銷售揚聲器
Famingo Pte Ltd.**	新加坡	S$2	控股投資
GP Acoustics Limited**	英屬維爾京群島	US$11,000,000	控股投資
GP Acoustics (UK) Limited**	英國	£16,000,000	控股投資及銷售揚聲器
GP Acoustics (HK) Limited**	香港	HK$2,000,000	推廣及銷售音響產品
惠州金山電裝有限公司** (90%)@	中國	US$6,150,000	產製汽車配線
金山汽配工業有限公司**	香港	HK$8,010,000	控股投資、推廣及銷售汽車配線
金柏電子(中國)有限公司**	香港	HK$2	控股投資
柏惠電子有限公司** (70%)@	中國	US$1,050,000	產製揚聲器及揚聲器部件
GP工業有限公司 (86.81%)	新加坡	S$91,136,489	控股投資
惠州金山精密部件有限公司** (70%)@	中國	HK$6,237,561	產製塑膠及金屬部件
金柏電子國際有限公司**	香港	HK$1,000,000	控股投資
金山電子有限公司**	香港	HK$34,000,000	推廣及銷售音響產品

附屬公司名稱	成立／註冊地方	發行股本面值	主要業務
惠州金山線束科技有限公司**(80%)@	中國	US$1,500,000	產製汽車配線
KEF Audio (UK) Limited**	英國	£3,600,000	設計及銷售揚聲器
KH Manufacturing (UK) Limited**	英國	£2,000,000	產製揚聲器
彌基企業有限公司**	香港	HK$148,000	控股投資
科技及策略部			
Ditton International Limited*	香港	HK$5,000,000	控股投資、推廣及銷售家庭音響產品
GP eBiz Limited	開曼群島	US$2	在香港控股投資
金柏電子(集團)有限公司	開曼群島	HK$1,000,000	在香港控股投資
金山科技有限公司	香港	HK$4	控股投資
啟天有限公司*	香港	HK$2	控股投資
國際之獅有限公司	香港	HK$10,000	物業投資
KH Technology Corporation	開曼群島	US$10,000	持有商標
Makinen Properties Limited	英屬維爾京群島	US$1	在英國控股及物業投資
名人投資有限公司	香港	HK$2	物業投資
Triwish Limited*	英屬維爾京群島	US$1	在香港物業投資
惠山投資有限公司	香港	HK$1,000,000	控股投資

*　公司之全資附屬公司直接或間接持有

**　由GP工業直接或間接持有

@　此等公司為中外合營公司

除於中國成立之公司外，本集團所持有以上公司所發出之股份均屬普通股份。

除以括號顯示外，以上所有公司均為本公司之全資附屬公司或所屬部門之控股公司。括號所示之百份率乃公司或所屬部門控股公司所佔之權益。除非於「主要業務」中列明，所有附屬公司的業務主要在各自的成立／註冊地方。

上表載列本集團之附屬公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他附屬公司之詳情可能導致篇幅冗長。

除已披露外，在是年度任何時間或完結時，附屬公司並無任何債務證券。

43. 主要聯營公司

聯營公司名稱	成立／註冊地方	集團應佔發行股本之百份率	主要業務
電池部			
金山電池國際有限公司	新加坡	43.25%	產製、發展及推廣電池及有關產品
電器部			
CIH Limited（前稱奇勝工業（集團）有限公司）	新加坡	42.78%	產製、發展及推廣電器裝置產品
電子部			
古河金山電裝（香港）有限公司	香港	43.41%	控股投資
興旺科技有限公司	香港	17.36%	產製及銷售數據通訊產品
江蘇天寶科技股份有限公司@	中國	36.08%	產製汽車音響產品
樂庭實業有限公司	香港	38.67%	控股投資、產製電纜及電線
力峰工業有限公司@	中國	42.54%	產製塑膠部件及金屬工模
Saisho Onkyo, Inc.	菲律賓	17.36%	產製及銷售揚聲器
惠山工業有限公司	香港	13.02%	控股投資、產製及銷售電子產品
上海金庭汽車配線有限公司@	中國	21.70%	產製汽車配線

聯營公司名稱	成立／註冊地方	集團應佔發行股本之百份率	主要業務
SPG（香港）有限公司	香港	25.89%	控股投資及高精密度五金及塑膠部件貿易
Wisefull Technology Limited	香港	26.04%	控股投資及金屬製品貿易
徐州寶山精密五金塑膠部件有限公司[@]	中國	34.72%	產製汽車音響部件
徐州格盧電子有限公司[@]	中國	41.55%	產製汽車音響部件
徐州順達鍍鋅有限公司[@]	中國	21.70%	電鍍電子產品
科技及策略部			
安橋（中國）有限公司	香港	33.33%	推廣及分銷音響產品
兆光科技有限公司	香港	46.64%	發展及銷售發光二極管顯示屏
徐州金寶磁性材料有限公司[@]	中國	40%	產製及銷售揚聲器及摩托磁頭之磁石

@ 此等公司為中外合營公司

除特別註明外，以上所有公司由本公司間接持有。所有聯營公司之業務主要在各自之成立／註冊地方。除於中國成立之公司外，以上所有公司均註冊為有限公司。

上表載列本集團之聯營公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他聯營公司之詳情可能導致篇幅冗長。

44. 資產負債表結算日後事項

於二零零四年四月二十三日，本公司之一間附屬公司GP工業於公開市場購入CIHL之股份，GP工業持有CIHL之股權增至約54%。因此，CIHL成為GP工業之附屬公司，而CIHL之營運業績、資產及負債將會於GP工業及本公司之綜合財務報告中作出綜合賬目處理。

下列所載為Gerard Corporation截至二零零四年六月三十日止年度之未經審核綜合財務報表。

未經審核綜合損益表

截至二零零四年六月三十日止年度

	千澳元
營業額	61,170
營運支出	(90,888)
財務成本	(2,010)
所佔聯營公司及共同控制公司業績	(901)
除稅前虧損	(32,629)
稅項	1,637
除稅後虧損	(30,992)
少數股東權益	19
全年淨虧損	(30,973)

未經審核之綜合資產負債表
於二零零四年六月三十日

	千澳元
非流動資產	
物業、廠房及設備	102,718
所佔聯營公司及共同控制公司權益	42,484
證券投資	38,777
商譽	12,422
自生及重生資產	6,254
遞延税項資產	4,318
	206,973
流動資產	
存貨	9,603
應收賬項、應收票據及預付款項	79,781
自生及重生資產	2,989
銀行結存、存款及現金	18,146
	110,519
流動負債	
應付賬項及費用	39,023
税項	1,240
借款	18,558
	58,821
流動資產淨值	51,698
總資產減去流動負債	258,671
少數股東權益	(156)
非流動負債	
長期應付賬項	106,787
借款	32,976
	139,763
資產淨值	119,064
資本及儲備	
股本	150,000
儲備	(30,936)
股東資金	119,064

1. 責任聲明

本文件載有為遵照上市規則之規定而提供之本公司資料。董事願就本文件所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本文件並無遺漏任何其他重大事實，以致其任何內容有所誤導。

2. 董事權益之披露

於最後實際可行日期，本公司之董事及總裁於本公司或其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所，或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益及淡倉（包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益及淡倉）如下：－

(i) 本公司

董事姓名	所持股份數目 個人權益	家族權益	合計權益	約佔本公司已發行股本百份比 *(百份率)*
羅仲榮	74,951,811	–	74,951,811	13.65
吳崇安	69,771,957	417,000	70,188,957	12.78
羅仲炳	625,000	3,239,066	3,864,066	0.70
羅仲煒	22,611,518	–	22,611,518	4.12
梁伯全	3,202,581	–	3,202,581	0.58
顧玉興	2,231,780	–	2,231,780	0.41
莊紹樑	474,500	–	474,500	0.09
周國偉	275,000	–	275,000	0.05
王維勤	1,790,081	–	1,790,081	0.33
張定球	1,947,549	–	1,947,549	0.35
呂明華	–	–	–	–
陳志聰	–	–	–	–

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之本公司股份數目 1.45港元 認購期由二零零一年三月三十日至二零零六年三月二十九日	1.17港元 認購期由二零零三年四月十八日至二零零七年十月十七日	1.84港元 認購期由二零零三年十月二日至二零零八年十月一日
羅仲榮	1,250,000	–	1,600,000
吳崇安	1,000,000	–	1,600,000
羅仲炳	625,000	650,000	1,000,000
羅仲煒	625,000	650,000	1,000,000
梁伯全	–	–	–
顧玉興	–	–	500,000
莊紹樑	625,000	–	500,000
周國偉	625,000	500,000	600,000
王維勤	625,000	–	1,000,000
張定球	–	300,000	400,000
呂明華	–	250,000	300,000
陳志聰	–	–	–

(ii) 關聯公司

董事姓名	所持金山電池普通股份數目	約佔金山電池已發行股本百份比 (百份率)	所持金山電能科技股份有限公司普通股份數目	約佔金山電能科技股份有限公司已發行股本百份比 (百份率)	所持CIHL普通股份數目	約佔CIHL已發行股本百份比 (百份率)	所持GP工業普通股份數目	約佔GP工業已發行股本百份比 (百份率)
羅仲榮	200,000	0.18	–	–	–	–	–	–
吳崇安	833,332	0.76	500,000	0.25	100,000	0.08	–	–
羅仲炳	–	–	–	–	–	–	–	–
羅仲煒	80,000	0.07	–	–	–	–	–	–
梁伯全	–	–	–	–	–	–	1,608,000	0.35
顧玉興	141,000	0.13	200,000	0.10	–	–	70,000	0.02
莊紹樑	–	–	–	–	–	–	45,000	0.01
周國偉	–	–	–	–	152,000	0.12	–	–
王維勤	374,000	0.34	100,000	0.05	229,568	0.18	390,000	0.08
張定球	20,000	0.02	–	–	–	–	–	–
呂明華	–	–	–	–	–	–	–	–
陳志聰	–	–	–	–	–	–	–	–

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之金山電池股份數目 1.410坡元 認購期由二零零二年三月十七日至二零一零年三月十六日	1.600坡元 認購期由二零零二年十月十一日至二零一零年十月十日	1.250坡元 認購期由二零零四年八月五日至二零一二年八月四日	2.500坡元 認購期由二零零五年六月二十五日至二零一三年六月二十四日
吳崇安	200,000	200,000	190,000	190,000
顧玉興	–	–	–	170,000
王維勤	–	–	120,000	120,000

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之CIHL股份數目 2.025坡元 認購期由二零零二年五月二十五日至二零一零年五月二十四日
羅仲榮	200,000
周國偉	160,000

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之GP工業股份數目 0.456坡元 認購期由二零零二年四月十四日至二零一零年四月十三日	0.62坡元 認購期由二零零三年四月四日至二零一一年四月三日	0.55坡元 認購期由二零零三年八月十四日至二零一二年八月十三日	0.88坡元 認購期由二零零四年九月十五日至二零一三年九月十四日	1.03坡元 認購期由二零零五年七月五日至二零一四年七月四日
羅仲榮	300,000	600,000	384,000	384,000	400,000
梁伯全	–	–	–	350,000	380,000
莊紹樑	110,000	200,000	130,000	130,000	150,000
周國偉	–	–	–	–	180,000
王維勤	110,000	220,000	140,000	140,000	180,000

除上文所披露者外，於最後實際可行日期，本公司之董事或總裁沒有於本公司或其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所，或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益或淡倉（包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益或淡倉）。

3. 主要股東及其他人士於股份及相關股份之權益

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之本公司股份或相關股份之權益或淡倉，或直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之已發行股本面值5%或以上：

股東名稱	身份	持有股份數目 *（股數）*	約佔本公司已發行股份百分比 *（百分率）*
Schneider Electric Industries SA	受益人	54,564,000	9.94

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）直接或間接地擁有可於金山工業集團任何成員之股東大會上任何情況下進行投票權利之已發行股本面值之5%或以上。

金山工業集團成員名稱	擁有金山工業集團成員已發行股份5%或以上人士名稱	該人士約佔已發行股份百分比 *（百分率）*
CIHL	Belvedire Pty Ltd	17.50
第一電聲企業惠州有限公司	惠州市德茂實業有限公司	15.00
KEF America Inc.	The Chanin Family Limited Partnership	30.91
惠州金山精密部件有限公司	惠州市德賽工業發展有限公司	30.00

金山工業集團成員名稱	擁有金山工業集團成員已發行股份5%或以上人士名稱	該人士所佔已發行股份百分比 (百分率)
柏惠電子有限公司	惠州市德賽工業發展有限公司	15.00
	唯弘國際有限公司	15.00
惠州金山線束科技有限公司	日本古河汽車配件有限公司	10.00
	惠州市德賽工業發展有限公司	10.00
惠州市金山電子有限公司	惠州市德賽集團有限公司	7.14
惠州金山電裝有限公司	日本古河汽車配件有限公司	10.00
Clipsal Marketing (Private) Limited	Orient Distribution Systems (Private) Ltd	49.00
兆光科技有限公司	Lighthouse International Holdings Ltd	10.11
	Sanetech Limited	13.96
金超霸照明科技(惠州)有限公司	惠州市德賽集團有限公司	10.00

除以上所披露者外，於最後實際可行日期，本公司董事及總裁沒有察覺任何人士(本公司之董事或總裁除外)擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之本公司股份或相關股份之權益或淡倉，或任何人士直接或間接地擁有可於金山工業集團任何成員之股東大會上任何情況下進行投票權利之已發行股本面值之5%或以上。

4. 董事於競爭業務之權益

本公司之董事或總裁或彼等各自之聯繫人士概無於與金山工業集團存在競爭或可能存在競爭之業務上擁有任何權益。

5. 服務合約

於最後實際可行日期，本公司或金山工業集團任何成員概無與其任何董事訂立任何服務合約(不包括於一年內屆滿或由本公司終止而毋須作出賠償(法定賠償除外)之合約)。

6. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，就董事所知，本公司或其任何附屬公司亦無尚未了結或面臨的重大訴訟或仲裁。

7. 債務

於二零零五年二月二十八日營業時間結束時，即本文件付印前就作出本債務聲明而言之最後實際可行日期，金山工業集團有未償還借款約2,779,000,000港元，其中約25,000,000港元為有抵押。該等借款包括有抵押銀行貸款約25,000,000港元及無抵押銀行借款約2,754,000,000港元。

於二零零五年二月二十八日，金山工業集團就可追溯折現出口單據及就各聯營公司所獲銀行備用額所作出之擔保所產生或然負債合共約64,000,000港元。

外幣款項已按二零零五年二月二十八日營業時間結束時之匯率換算為港元。

除上文或本文所披露者外，不計及金山工業集團內公司間之負債，於二零零五年二月二十八日營業時間結束時，金山工業集團旗下各公司概無任何重大之未償還借貸資本、銀行透支、貸款或其他同類債務、債權證、按揭、抵押、租購承擔、擔保或其他重大或然負債。

董事確認，金山工業集團之債項或或然負債自二零零五年二月二十八日起概無任何重大變動。

8. 營運資金

董事認為，金山工業集團具備充足營運資金以應付現時所需。

9. 財務狀況

就董事所知，金山工業集團之財務或貿易狀況自二零零四年三月三十一日（即本公司最近刊發之財務報表日期）以來並無任何重大變動。

10. 專業人士

以下為於本通函內所載，給予意見及建議之專業人士之資格：

名稱	資格
農銀証券	一間獲准進行證券及期貨條例下第一類及第六類被規管活動之持牌公司

農銀証券就本通函之刊發，已以書面表示同意在本通函內以現時之形式及內容，刊載其日期為二零零五年五月五日之函件及引述其名稱，而迄今並無撤回該同意書。

11. 重大合約

下列合約（於日常業務中訂立之合約除外）為金山工業集團於最後實際可行日期前兩年內訂立之重大或可能重大合約：

(a) CIHL與Clipsal Asia Holdings Limited（「CAHL」）就CIHL轉讓若干股份及資產予CAHL訂立之股份購買協議（「奇勝購股協議」），日期為二零零三年八月二十五日；

(b) CIHL、CAHL及Schneider Electric SA（「Schneider」）就建立亞洲合營項目訂立之合營協議（「合營協議」），日期為二零零三年八月二十五日；

(c) CIHL、Schneider及其他人士就CIHL出售其於澳洲之電器配件及裝置系統業務訂立之買賣協議（「Pacific買賣協議」），日期為二零零三年八月二十五日；

(d) CIHL與CAHL訂立之經修訂及修正奇勝購股協議，日期為二零零三年十二月二十二日；

(e) CIHL、CAHL與Schneider訂立之經修訂及修正合營協議，日期為二零零三年十二月二十二日；

(f) CIHL、Schneider及其他人士訂立之經修訂及修正之Pacific買賣協議，日期為二零零三年十二月二十二日；

(g) WhiteRock Investments I Limited（「WhiteRock」）與本公司就WhiteRock轉讓23,910,177股GP工業股份予本公司訂立之買賣協議，日期為二零零四年十月二十一日；

(h) GP工業及其他人士就出售於江蘇天寶汽車電子有限公司之全部41.56%權益訂立之買賣協議，日期為二零零四年十二月十三日；

(i) 股份購買協議；及

(j) 貸款協議。

12. 一般資料

(a) 本公司之秘書為黃文傑先生，彼為香港會計師公會資深會員及特許秘書及行政人員公會會員。

(b) 本公司之專業會計師為王維勤先生。王維勤先生為特許公認會計師公會資深會員、香港及英國執業會計師、加拿大及美國Institute of Financial Consultants之認可財務顧問、英國特許秘書及行政人員公會會員、香港會計師公會會員及美國Institute of Business Administration會員。

(c) 本公司之註冊辦事處設於香港新界葵涌葵榮路30號金山工業中心8樓。股票過戶登記處為雅柏勤證券登記有限公司，位於香港灣仔告士打道56號東亞銀行港灣中心地下。

(d) 張定球先生，本公司之非執行董事，張葉司徒陳律師事務所之高級合夥人。張葉司徒陳律師事務所為本公司就本通函之法律顧問(按香港法例)，將收取一般專業費用。

(e) 除於本通函披露外：

(i) 自二零零四年三月三十一日(即本公司最後刊發經審核財務報告日期)至最後實際可行日期內，董事或專業人士(於本附錄提及)概無擁有自金山工業集團任何成員收購、向其出售或向其租賃之任何資產之任何直接或間接權益；及

(ii) 於最後實際可行日期，董事概無於任何與金山工業集團業務有重大關連之合約或安排上擁有重大權益。

(f) 如本通函及代表委任表格之中英文內容有任何分歧，乃以英文本為準。

13. 備查文件

以下文件由本通函日起直至二零零五年五月二十日(包括當日)之營業時間內(公眾假期除外)於本公司之註冊辦事處供查閱：

(i) 本公司組織章程大綱及細則；

(ii) 本附錄內「重大合約」一段內所列之重大合約；

(iii) 本公司截至二零零二年、二零零三年及二零零四年三月三十一日止三個年度之年報，以及截至二零零四年九月三十日止六個月之中期業績報告；

(iv) 獨立董事委員會通函，內容已於本通函列載；

(v) 農銀証券通函，內容已於本通函刊載；

(vi) 本附錄內「專業人士」一段內所列農銀証券之書面同意；

(vii) 關於GP工業之約5.2%股份交易之本公司通函，日期為二零零四年十一月十日；及

(viii) 關於GP工業出售江蘇天寶汽車電子有限公司權益之通函，日期為二零零五年一月三日。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)

(股票代號:40)


GOLD
PEAK

茲通告金山工業(集團)有限公司(「本公司」)謹訂於二零零五年五月二十日上午十一時三十分假座香港金鐘道88號太古廣場,香港JW萬豪酒店三樓宴會廳1-3號舉行股東特別大會(「股東特別大會」),藉以考慮並酌情通過下列以普通決議案方式提呈之決議案(不論是否作出修訂):

普通決議案

「**動議**:

(a) 謹此同意、批准及確認於二零零五年三月七日,由Tarway Two Pty Ltd(「Tarway Two」)作為賣方分別與Gerard Products Pty Ltd、Gerard Plastics Pty Ltd及Robert Geoffrey GERARD先生作為買方(「買方」)所訂立之三份股份購買協議(「股份購買協議」)(經由本公司任何一位董事簡簽以資識別及註有「A」之副本將於股東特別大會上提呈)及由Tarway Two與買方就買方償還貸款予Tarway Two所訂立之貸款協議(「貸款協議」)(經由本公司任何一位董事簡簽以資識別及註有「B」之副本將於股東特別大會上提呈)之條款及條件;

(b) 同意、批准及確認股份購買協議及貸款協議及就實行此等協議下之所有交易;及

(c) 授權本公司任何一位董事簽署及作出彼等認為就實行股份購買協議、貸款協議及此等協議下之交易行使或在其認為必須或適當情況下,簽署所有文件及辦理所有事宜。」

承董事局命
公司秘書
黃文傑

香港,二零零五年五月五日

註冊辦事處：
香港
新界
葵涌
葵榮路30號
金山工業中心
八樓

www.goldpeak.com

附註：

1. 股東特別大會之代表委任表格隨本通函附上。

2. 凡合資格出席股東特別大會及於會上投票之任何股東均有權委任一名或以上之代表，代其出席並於大會上投票表決時代表其投票。委任代表毋須為本公司股東。

3. 如本公司任何股份有聯名登記持有人，則任何一位該等人士均可就該股份於股東特別大會上親身或委派代表投票，猶如唯一合資格投票者，惟倘超過一名該等聯名持有人親身或委派代表出席大會，則就該股份而名列本公司股東名冊首位之該名出席大會之持有人方有權投票。

4. 代表委任表格連同已簽署之授權書（如有）或經由公證人簽署證明之授權書副本，必須於股東特別大會或其任何續會（視乎情況）指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港新界葵涌葵榮路三十號金山工業中心八樓，方為有效。如未能及時交回，則代表委任表格將會視作無效。倘股東欲出席股東特別大會或其任何續會，填妥及交回代表委任表格後並不會妨礙股東親身出席及於會上投票。

5. 根據上市規則第14A章香港聯合交易所證券上市規則（「上市規則」），Gerard Products Pty Ltd、Gerard Plastics Pty Ltd、Robert Geoffrey GERARD先生及其各自之聯繫人士（按上市規則定義）將不獲准就上述普通決議案投票。

6. 以上所列之普通決議案將以投票表決。

7. 截至本通告日期，董事局成員包括執行董事羅仲榮先生*（主席兼總裁）*、吳崇安先生*（副主席）*、羅仲炳先生、羅仲煒先生、梁伯全先生、顧玉興先生、莊紹樑先生、周國偉先生及王維勤先生；非執行董事張定球先生，以及獨立非執行董事呂明華先生及陳志聰先生。